

Elevate

CME GROUP 2007 ANNUAL REPORT

CME Group
A CME/Chicago Board of Trade Company

Elevating the Role of Derivatives in the Global Economy

Higher performance. Larger presence. Greater value. These milestones marked our achievements in 2007. Formed by the historic merger of the Chicago Mercantile Exchange and the Chicago Board of Trade, CME Group is the world's largest and most diverse exchange, offering customers globally the widest array of benchmark derivatives products across all major asset classes. This report shows how our continued innovation, technological advances and strategic partnerships elevate our leadership position in the financial marketplace – enabling us to improve risk management opportunities for customers in developed and emerging economies alike.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

(in millions, except per share data and notional value)	**2007**	2006	Change
			YEAR ENDED OR AT DECEMBER 31
INCOME STATEMENT DATA			
Total revenues	**$ 1,756**	$ 1,090	61%
Operating income	**1,050**	621	69
Income before income taxes	**1,096**	672	63
Net income	**659**	407	62
Earnings per share:			
Basic	**$ 15.05**	$ 11.74	28
Diluted	**14.93**	11.60	29
BALANCE SHEET DATA			
Current assets [1]	**$ 1,292**	$ 1,398	
Total assets [1]	**16,611**	1,655	
Current liabilities [1]	**381**	104	
Total liabilities [1]	**4,305**	136	
Shareholders' equity	**12,306**	1,519	
OTHER DATA			
Total trading volume (round turn trades)	**2,250**	1,341	68%
Total electronic trading volume (round turn trades)	**1,739**	956	82
Open interest at year end (contracts)	**54**	35	54
Notional value of trading volume (in trillions)	**$ 1,134**	$ 824	38

[1] Amounts exclude cash performance bonds and security deposits, as well as securities lending transactions.

All references to volume, notional value and rate per contract information in the text of this document exclude our non-traditional TRAKRS, Swapstream and auction-traded products. All references to options in the text of this document refer to options on futures contracts. All CME Group data in this report reflects the combined information of CME Holdings and CBOT Holdings beginning on July 13, 2007.


531
722
890
1,090
1,756
03 04 05 06 07

TOTAL REVENUES
(in millions of dollars)


38%
49%
54%
57%
60%
03 04 05 06 07

OPERATING MARGIN
(in percentages)


122
220
307
407
659
03 04 05 06 07

NET INCOME
(in millions of dollars)


3.60
6.38
8.81
11.60
14.93
03 04 05 06 07

DILUTED EARNINGS PER SHARE
(in dollars)

We completed our historic merger in 2007 to create the world's largest and most diverse exchange. CME Group delivered breakthrough performance across the board by serving the risk management needs of a broader range of customers around the globe.

DEAR SHAREHOLDERS: The year 2007 was one of unprecedented success for our company and our industry. The historic merger of the Chicago Mercantile Exchange and the Chicago Board of Trade in July created CME Group Inc. – elevating the significant role risk management plays in the broader financial services arena and strengthening the ability of the United States to remain competitive in the global financial marketplace. Customers everywhere now can access the most liquid markets of innovative benchmark derivatives products across all major asset classes – from a single electronic platform and, soon, a single trading floor.

As a combined company, CME Group has been able to create compelling efficiencies and trading opportunities for our customers as well as deliver new value to our shareholders. During 2007, we marked the seventh consecutive year in which we achieved record-setting financial results driven by significant volume growth. Our total revenues of $1.8 billion were up 61 percent from 2006 and net income was up 62 percent to $659 million. CME Group trading volume soared to an all-time high of 2.2 billion contracts, and open interest set a year-end record at 54 million contracts. Further, we achieved double-digit volume growth in each of our major product lines.

Fueling this impressive growth was a significant increase in electronic trading over 2006. The number of contracts traded electronically in 2007 exceeded 1.7 billion – representing more than 75 percent of our total volume as more traders around the globe are able to access our markets via the CME Globex platform. Because technology is core to our business, we continue to invest significant resources toward improving the speed, functionality and reliability of CME Globex. In 2007, this included upgrades that enabled customers to obtain market data more efficiently.

During 2007, we broadened our global reach by laying the groundwork to partner with exchanges in emerging markets, such as Asia, Latin America and the Middle East. In the coming year, we expect to continue seeking innovative opportunities to bring the benefits of our products and trading technologies to these important markets.

Our performance throughout the year was truly extraordinary. We are especially pleased to have successfully managed the integration of the largest merger in the history of the derivatives industry and, at the same time, expanded our business effectively as demonstrated by our record volume and revenue growth.

Just as our company has grown, so too has our competition. The pressure to deliver innovative new products to meet ever-changing customer needs, create faster and even more efficient technology solutions and expand into new markets is increasing. New participants continue to enter the exchange-traded derivatives space. And we continue to compete with similar product offerings available in the much larger over-the-counter marketplace.

As we move forward, it is critical that we continue to drive innovation while maintaining our focus on operational excellence and entrepreneurial zeal. To do that, we will continue to rely on the leadership and support of our board of directors, as well as the knowledge, ability and commitment of our management team and employees, to execute our growth strategy successfully. As shown by our outstanding 2007 performance, we have the best team in the industry, the right strategy, and a proven business model. Looking ahead, our priority must be to continue to leverage those strengths as well as our leading position in the industry to further benefit our customers and shareholders worldwide.

February 27, 2008

TERRENCE A. DUFFY
Executive Chairman



TERRENCE DUFFY
Executive Chairman
in Chicago



CRAIG DONOHUE
Chief Executive Officer
in São Paulo

CME Group achieved record volume growth in 2007, handled 2.2 billion contracts and delivered record revenues and earnings. Expanding globally to serve customers in emerging as well as developed markets, the company established landmark partnerships in Brazil and China.

TO OUR SHAREHOLDERS: In all respects, 2007 was a year of historic achievement for our company. We completed the merger of CME and CBOT in July and began delivering new trading opportunities and increased value for our combined customer base. We continued to surpass previously established records, with total revenues growing 61 percent to $1.8 billion, net income rising 62 percent to $659 million and diluted earnings per share increasing 29 percent to $14.93.

We expanded our core business organically, created innovative new products to meet the diverse needs of our customers, focused on the over-the-counter market, enhanced our technology, provided transaction processing services, broadened our global reach and explored new business opportunities. In short, we made significant progress toward achieving our long-term strategic goals.

For the seventh consecutive year, CME Group achieved record volume growth, handling nearly 2.2 billion contracts, a 68 percent increase over the prior year. Furthermore, total electronic trading grew 82 percent – from 1.0 billion to 1.7 billion contracts – as customers around the globe expanded their use of CME Group products. This impressive growth demonstrates the burgeoning need for the risk management and hedging tools we offer.

Today, CME Group offers the widest array of benchmark products across all major asset classes – from a single electronic platform. Further, we continue to provide a choice of trading venues for our customers. In 2008, we will combine our trading floors in Chicago at our landmark 141 W. Jackson building.

As evidenced by our results in 2007, our products and services are increasingly important for portfolio managers, commercial and investment banks, chief financial officers and corporate treasurers who are seeking tools for managing risk. In addition, our markets provide innumerable opportunities for customers willing to assume price risk for possible gain – all with the safety, soundness and capital efficiencies provided by CME Clearing. Given the current unrest in credit and capital markets, CME Clearing continues to benefit our customers by virtually eliminating counterparty risk.

FOSTERING GROWTH IN OUR CORE BUSINESS For the third year in a row, all CME Group product lines achieved more than 20 percent year-over-year growth:

- **Interest rate** products volume averaged 7.1 million contracts per day.
- **Equity index** products volume averaged 2.7 million contracts per day.
- **Foreign exchange** products volume averaged 569,000 contracts per day, representing a notional value of $71 billion.
- **Commodity and alternative investment products** volume averaged 728,000 contracts per day.

In addition, CME Group electronic options averaged 287,000 contracts per day. While we still have a long way to go in growing this component of our business, we are very proud of the progress we have made to date and look forward to realizing the full potential of this business in the coming years.

MEETING CUSTOMER NEEDS WITH INNOVATIVE NEW PRODUCTS ACROSS ALL MAJOR ASSET CLASSES In 2007, we introduced innovative products with global appeal in every major asset class:

- CME Lehman U.S. Aggregate Index futures, based on the preeminent benchmark debt index for U.S. investment grade fixed income investments, were launched as the first exchange-traded contracts on a broad-based, fixed income index.
- E-mini S&P SmallCap 600 Index futures, S&P SmallCap 600 Index futures, and options on the E-mini S&P MidCap 400 Index futures were added to our already-established suite of equity products.
- E-mini futures on the MSCI Emerging Markets Index – one of the most recognized benchmarks for emerging markets in the world – were introduced in an agreement with MSCI Barra.

- E-mini futures on the FTSE/Xinhua China 25 index debuted in 2007, making CME Group the first U.S. exchange to list futures on the Chinese equity market.
- Dry whey and wood pulp futures were introduced, as well as options on ethanol futures, giving customers new tools for managing risk in the energy industry.
- New real estate products – such as the Dow Jones U.S. Real Estate Index – were launched, along with weather-based products such as futures and options on hurricanes.
- Plans to offer new trading opportunities in 2008, such as volatility-quoted options, were announced.

TARGETING THE OTC MARKET Ramping up our efforts to serve the over-the-counter (OTC) market, we launched ethanol swaps and continued our focus on FXMarketSpace – our centrally cleared OTC foreign exchange joint venture serving the $3 trillion per day OTC FX market. We also introduced new dealer-to-client and enhanced dealer-to-dealer platforms through Swapstream, a subsidiary of CME Group that provides a global trading platform in the interest rate swaps trading community. In addition, CME Swaps on Swapstream launched in 2007, becoming the first centrally cleared interest rate swap available to all OTC market participants, with the full benefits of central counterparty clearing.

ENHANCING OUR TECHNOLOGY Our CME Globex electronic platform handled record volume in 2007. This was achieved during a period that included months of integration planning to bring e-CBOT products onto CME Globex. In January 2008, we fully integrated e-CBOT products on CME Globex – producing greater efficiencies for our customers around the world.

In addition, we launched the FIX/FAST market data format, enabling customers to receive market data more efficiently. We also introduced a number of speed and reliability upgrades in 2007 that reduced the processing time of our match engine for options products to less than five milliseconds. In 2008, we plan to reduce the match engine processing time for our futures products by 50 percent.

DELIVERING TRANSACTION PROCESSING SERVICES As a key element of our growth strategy, providing third-party transaction processing services continues to contribute greatly to our success. The second year of our relationship with the New York Mercantile Exchange (NYMEX) resulted in $56.4 million in revenues. NYMEX energy and metals volume on CME Globex increased more than 200 percent from 2006, averaging 757,000 contracts per day.

CME Group was granted status as a recognized overseas clearing house by the United Kingdom's Financial Services Authority in 2007. This will enable us to provide global clearing services to market participants in the United Kingdom and serve a wider range of U.K. customers' risk management needs.

We believe that our integrated clearing model continues to create efficiencies and confidence in our markets that have produced tremendous long-term growth. Customer benefits include improved market efficiencies through reduced capital requirements, margining and financial costs.

BROADENING OUR GLOBAL REACH As we extend our business, we seek opportunities to develop globally relevant products and serve new customers in emerging markets. For example, in February 2008 we acquired a 10 percent stake in the Brazilian Mercantile & Futures Exchange S.A. (BM&F), the world's fourth largest futures exchange and the largest derivatives exchange in Latin America. In return, BM&F has taken a 2.2 percent stake in CME Group. This partnership, which will enable worldwide distribution of BM&F products through CME Globex, will provide our customers greater access to BM&F products as well as easier access to CME Group's product suite for traders located in Brazil. Longer term, we are positioned to pursue joint product development, off-shore collateral management services and clearing access arrangements.

Our proposed relationship with the Korean Exchange (KRX), a premier capital marketplace for Northeast Asia, marks the first time KRX has embarked on a third-party agreement for its popular KOSPI 200 product. We also are working to accelerate the distribution of our products in China, in collaboration with the China Foreign Exchange Trading System and the People's Bank of China.

Further, we were granted status as a recognized body by the Dubai Financial Services Authority, enabling us to expand our global reach to serve the fast growing Middle Eastern marketplace.

As part of these significant initiatives, we plan to establish regional telecommunication hubs in São Paulo, Seoul, Shanghai and Dubai to provide customers in these regions with more efficient and cost-effective access to our markets. This will bring our total number of telecommunication hubs to nine.

EXPLORING NEW BUSINESS OPPORTUNITIES Unquestionably, 2007 was a watershed year. Our historic accomplishments were based on the collective strength and action of our employees, management team and board of directors. As we elevate our position in the global financial marketplace, however, we will face increasing competition. So we must continue to build relationships and seize opportunities that result in broader customer offerings, enhanced efficiencies and increased shareholder value. As we move forward, our mission and strategy remain intact – to improve the way markets work for the benefit of all of our constituents.

February 27, 2008

CRAIG S. DONOHUE
Chief Executive Officer

PHUPINDER S. GILL
President



PHUPINDER GILL
President
in New York

From greater innovatio
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The formation of CME Group in 2007 created a new and larger enterprise to benefit customers and shareholders. We continued to execute our long-term growth strategy -- expanding our core business, entering new markets and broadening our global reach to serve the evolving needs of customers worldwide. The following pages illustrate the success of these initiatives by showcasing examples from Asia, Europe, Latin America and the United States.



World Trade

ONE-STOP AGRICULTURAL RISK-MANAGEMENT

CME Group boasts a wide array of commodity derivatives based on products such as corn, wheat, soybeans, livestock and dairy. Adding to the diversity of the agricultural complex, CME Group extended global trading hours for electronic mini-sized corn, soybean and wheat futures and launched futures on dry whey and wood pulp in 2007. Our benchmark commodity products are now available on the CME Globex electronic trading platform, and accessible for trading around the clock. This enables organizations such as ZEN-NOH, Japan's federation of agricultural co-operatives, to use CME Group markets to accommodate their portfolio management strategies, whether in Asia, Europe, Latin America or the United States. *Photo in Tokyo, Japan.*

ROBERT [illegible]
Managing Director, International Sales and Commodity/Equity Products
CME Group



YOSHIHIRO SUGIYAMA
Deputy General Manager, Livestock Production Department
ZEN-NOH

C[illegible] WONG
[illegible]



ERIC BOWLES
Senior Vice President
FCStone Trading LLC

DALE MICHAELS
Managing Director, Credit and Market Risk Management
CME Group



Energy Source

NEW OPPORTUNITY IN OVER-THE-COUNTER MARKETS

Given the growing importance of ethanol, made from corn and other products, in 2007 CME Group launched Ethanol Basis Swaps, transactions that take place over the counter in private negotiations between counterparties, with completed transactions submitted to CME Clearing for processing. Companies such as FCStone, a recognized innovator in commodity risk intelligence, appreciate how CME Clearing protects the financial integrity of markets by serving as the counterparty to every transaction and virtually eliminating credit risk. CME Group has been authorized to provide global clearing services in the U.K. and extend the benefits of central counterparty clearing to OTC market participants. The company also introduced new dealer-to-dealer and dealer-to-client platforms through its Swapstream subsidiary, to provide greater operational and cost efficiencies in trading OTC products. *Photo at Hawkeye Renewables ethanol plant in Iowa Falls, Iowa.*


ANDREW DURRANT
Director, Head of Europe, Middle East
and Africa FX Sales
CME Group
GAVIN WELLS
Global Head of FX G-10 E-Commerce
Citigroup



Foreign Exchange

FAST, LIQUID, ANONYMOUS TRADING IN CRITICAL FX MARKETS

CME Group offers the world's largest regulated FX trading complex, providing users with transparent pricing in a centralized marketplace while delivering equal access to 41 futures contracts and 31 options contracts based on 19 currencies. These products offer risk management as well as investment opportunities to a broad array of sophisticated market participants such as Citigroup, a leading corporate and investment bank. To better serve its global customer base, CME Group has strengthened its presence in London – the heart of the global FX market – as well as in Singapore, resulting in increased trading opportunities during European and Asian trading hours. In 2007, 144 million contracts changed hands, of which more than 92 percent traded electronically, representing a notional value of $18 trillion. *Photo in Greenwich, England.*

Integration Edge



[illegible] successfully completed a key integration [illegible] onto the CME Globex electronic trad- [illegible] benchmark products [illegible] such as Alston Trading [illegible] exchanges worldwide. [illegible] futures, commodities, options and other financial [illegible] CBOT building in [illegible] *Photo in Chicago, Illinois.*

BRYAN DURKIN
Chief Operating Officer
CME Group



JULIE HOLZRICHTER
Managing Director, Operations
CME Group

ROBERT JORDAN
President
Allston Trading



CÍCERO AUGUSTO VIEIRA NETO
Chief Clearinghouse Officer
BM&F

NEAL BRADY
Managing Director, Business Development
CME Group



New Markets

STRATEGY TO SERVE LATIN AMERICAN CUSTOMERS

To better serve customers in the expanding Latin American market, CME Group acquired a 10 percent stake in the Brazilian Mercantile & Futures Exchange (BM&F), the fourth largest futures exchange in the world. In return, BM&F has a 2.2 percent stake in CME Group, approved by BM&F shareholders February 26, 2008. The partnership will provide world-wide distribution of BM&F products through the CME Globex electronic trading platform and enable BM&F customers to access CME Group products. In addition, CME Group customers will gain access to BM&F products. Through its open outcry, electronic and internet trading systems, BM&F – headquartered in São Paulo, Brazil – trades derivatives based on interest rates, foreign exchange, equity indexes and agricultural commodities, as well as environmental products. *Photo in São Paulo, Brazil.*

MARCO AURÉLIO TEIXEIRA
Chief Financial Officer
BM&F



KARIM HIRANI
Director of Equities
Texas Permanent School Fund

HOLLAND TIMMINS, CFA
Chief Investment Officer
Texas Permanent School Fund

Capital Gains

WORLDWIDE ACCESS TO MAJOR EQUITY INDEXES

CME Group equity products provide hedging and investment tools that are globally accessible and relevant to customers around the world. These products cover the spectrum of small-, medium- and large-cap equity indexes that provide a proxy for the entire U.S. and global equity markets. By listing futures and options based on benchmark indexes from S&P, Dow Jones, NASDAQ, Nikkei, MSCI and FTSE, CME Group enables customers such as the Texas Permanent School Fund – which manages $26 billion in assets – to synthetically replicate exposure to the world's most important benchmarks on a cost-effective basis for their beneficiaries. *Photo in Austin, Texas.*



CARLOS CASTRO
Portfolio Manager
Texas Permanent School Fund

SCOT WARREN
Managing Director, Equity Products
CME Group



Yield Curve

TOOLS TO MANAGE INTEREST RATE CHANGE

CME Group [illegible] products span the entire U.S. dollar-denominated yield curve. Investment firms such as T. Rowe Price can use CME Group [illegible] manage short-, medium- and long-term interest rate risk with products based on [illegible] LIBOR, interest rate swaps, fixed income indices, credit default swaps and U.S. Treasuries. CME Globex facilitates greater efficiencies and new trading opportunities, and our U.S. Treasury futures and options contracts provide clients with the most transparent [illegible] and efficient means for managing long-term U.S. interest rate risk. In 2007 these contracts averaged 2.7 million traded per day. *Photo at T. Rowe Price headquarters in Baltimore, Maryland.*



DAN SHACKELFORD
Vice President
T. Rowe Price Group

JONATHAN KRONSTEIN
Associate Director, Treasuries and Index Products
CME Group



THIERRY DE RYCKE
Head–International Funds
Barep Asset Management

RENAUD HUCK
Associate Director, Sales and Marketing,
Europe, Middle East, Africa
CME Group



Global Services

CUSTOMIZED SOLUTIONS FOR RISK-MANAGEMENT NEEDS

CME Group's deep, liquid markets and state-of-the-art electronic trading platform are increasingly attractive to global hedge funds such as Barep Asset Management, which specializes in alternative asset management. Since 2006, CME Group has fielded a team focused on the needs of hedge funds and broker services providers around the globe, bringing large investment pools together with CME Group's liquid markets. CME Group continues to offer innovative opportunities for funds, such as equity clearing memberships, family of funds memberships, corporate memberships and other pricing benefits and incentives. By expanding services to hedge funds globally, CME Group enables them to manage their risk-and-return objectives successfully. *Photo in Paris, France.*



JAMES E. PARISI
Chief Financial Officer
in Chicago

With a net cash position of nearly $900 million, our goal is to remain flexible in order to pursue attractive opportunities in our dynamic marketplace. Cash earnings – the company's primary metric for measuring free cash flow – grew 60 percent in 2007 to $644 million.

INTERVIEW WITH CFO JAMIE PARISI

WITH THE THREAT OF A POTENTIAL RECESSION IN 2008, HOW WOULD YOU DESCRIBE CME GROUP'S POSITION TO INVESTORS?

Our position is strong relative to other financial services companies. Since last August, our business has been running above the normal volume growth trend line. Many of the positive trends we have highlighted in the past continue, including increasingly sophisticated investment strategies, greater activity from high-velocity traders, growth in the number of global participants, and deeper appreciation of the exchange-traded markets' benefits versus over-the-counter derivatives markets.

We have seen greater uncertainty and volatility in the marketplace, which has stressed many financial services companies. CME Group, on the other hand, thrives in this type of environment, as demonstrated by upward trends in both our volume and open interest levels. Our products allow market participants to manage risk across a broad array of asset classes, so when economic and geopolitical risks escalate, our volumes tend to elevate.

All of this growth requires investment – investment in people, infrastructure and innovative ideas. We are undertaking this investment in a very disciplined fashion. At the same time, one of the benefits of our merger will be significant expense savings, which we expect to exceed $150 million annually by the end of 2008.

HOW WOULD YOU DESCRIBE YOUR BALANCE SHEET, AND WHAT KIND OF CAPACITY DO YOU HAVE TO TAKE ON DEBT?

I would describe our balance sheet with two words: *rock solid.* Currently, our net cash position is approximately $880 million, defined as cash plus marketable securities less short-term debt. We generate a significant amount of free cash flow in our business, giving us the ability to invest in future organic growth and strategic assets while continuing to pay out dividends tied to our growing cash earnings. Following the CBOT merger, we spent approximately $1 billion to repurchase our own shares. In the short term, our goal is to remain flexible, so that we can pursue attractive opportunities that arise in our dynamic market.

In the medium to long run, CME Group has the ability to adjust its capital structure and take on a prudent amount of debt. This can enhance shareholder value so long as it is well managed, with an eye to maintaining a high degree of creditworthiness and the financial strength of our company and our clearing house.

WHICH FINANCIAL METRIC IS MOST IMPORTANT FOR CME GROUP?

We continue to be focused on generating free cash flow. In 2007, we generated $644 million in cash earnings, which is the primary metric we use to measure cash flow. This represented a 60 percent increase from 2006. We calculate cash earnings as net income ($659 million) plus depreciation ($104 million) plus after-tax amortization of purchased intangibles ($20 million) plus after-tax stock-based compensation ($14 million) minus capital expenditures ($153 million).

By measuring cash earnings, we help align employee and shareholder interests. Under our current dividend policy, for instance, we pay a dividend of approximately 30 percent of prior year's cash earnings, while our employee incentive bonuses are based on achieving progressively higher annual cash earnings targets, which means our team is focused on growth and expense discipline.

YOU MENTIONED INVESTMENT IN PEOPLE. CAN YOU EXPOUND ON THAT?

As CME Group has evolved over time, we have been able to attract the best and the brightest talent. This is true across the entire exchange, and our finance team is a great example. Our team has several important characteristics in common, including integrity, financial discipline, exchange and domain knowledge, and an incredible work ethic. Our accounting group has done a great job of integrating the financial controls following the merger. They also have helped to foster the transparency that you find in our financial statements. The corporate finance team works in a disciplined, collaborative way with all other divisions as we analyze the growth opportunities which are available, whether organic, by partnership or through M&A. The strategic sourcing group has been instrumental in negotiating with major technology vendors as they strive for expense discipline throughout the company. Finally, our investor relations group provides world-class communications in a timely and insightful way.


620
787
1,048
1,341
2,250
03 04 05 06 07

TOTAL TRADING VOLUME
(in millions of round turn trades)


263
452
730
956
1,739
03 04 05 06 07

TOTAL ELECTRONIC TRADING VOLUME
(in millions of round turn trades)


334
463
638
824
1,134
03 04 05 06 07

NOTIONAL VALUE
(in trillions of dollars)


16
22
30
35
54
03 04 05 06 07

YEAR-END OPEN INTEREST
(in millions of contracts)

INTEREST RATE PRODUCTS
(average daily volume in thousands)


1,234
1,705
2,380
3,078
7,093
03 04 05 06 07

■ ELECTRONIC
■ OPEN OUTCRY
□ PRIVATELY NEGOTIATED

EQUITY PRODUCTS
(average daily volume in thousands)


1,055
1,161
1,389
1,734
2,744
03 04 05 06 07

■ ELECTRONIC
■ OPEN OUTCRY
□ PRIVATELY NEGOTIATED

FOREIGN EXCHANGE PRODUCTS
(average daily volume in thousands)


135
202
334
453
569
03 04 05 06 07

■ ELECTRONIC
■ OPEN OUTCRY
□ PRIVATELY NEGOTIATED

COMMODITY AND ALTERNATIVE INVESTMENT PRODUCTS
(average daily volume in thousands)


37
43
55
78
728
03 04 05 06 07

■ ELECTRONIC
■ OPEN OUTCRY
□ PRIVATELY NEGOTIATED

Average daily volumes reflect the combined information of CME Holdings and CBOT Holdings beginning on July 13, 2007

Record Financial Results

Total revenues of $1.8 billion, up 61 percent

Net income of $659 million, up 62 percent

Record Volume

Total volume of 2.2 billion contracts

Interest rate products average daily volume of 7.1 million contracts

Foreign exchange products average daily volume of 569,000 contracts

Commodity and alternative investment products average daily volume of 728,000 contracts

Record Electronic Growth

Electronic trading volume of 1.7 billion contracts, up 82 percent

Electronically traded Eurodollar futures contracts average daily volume of 2.2 million, representing 92 percent of Eurodollar futures volume

E-mini equity products average daily volume of 2.6 million contracts, up 62 percent

Electronically traded FX products average daily volume of 524,000 contracts, up 32 percent

Other Records

Notional value traded $1.1 quadrillion, up 38 percent

Open interest of 75 million in futures and options contracts in August

FINANCIAL INFORMATION

Selected Financial Data

Effective July 12, 2007, CBOT Holdings, Inc. (CBOT Holdings) merged with Chicago Mercantile Exchange Holdings Inc. (CME Holdings) to become CME Group Inc. (CME Group). The following table includes the consolidated results of CME Holdings and its subsidiaries for 2003, 2004, 2005, 2006 and January 1, 2007 through July 12, 2007. The financial results of CME Holdings and CBOT Holdings are combined in the consolidated financial results of CME Group for 2007 beginning on July 13, 2007. The following selected income statement and balance sheet data should be read in conjunction with the audited financial statements, related notes and other financial information included elsewhere herein.

			YEAR ENDED OR AT DECEMBER 31		
(in millions, except per share data)	**2007**	2006	2005	2004	2003
Income Statement Data:					
Total revenues	**$ 1,756.1**	$ 1,089.9	$ 889.8	$ 721.6	$ 531.0
Operating income	**1,050.5**	621.1	477.9	355.8	201.7
Non-operating income and expense	**45.3**	50.6	30.5	11.8	4.4
Income before income tax	**1,095.8**	671.7	508.4	367.7	206.1
Net income	**658.5**	407.3	306.9	219.6	122.1
Earnings per common share:					
Basic	**$ 15.05**	$ 11.74	$ 8.94	$ 6.55	$ 3.74
Diluted	**14.93**	11.60	8.81	6.38	3.60
Cash dividends per share	**3.44**	2.52	1.84	1.04	0.63
Balance Sheet Data:					
Total assets	**$ 20,306.2**	$ 4,306.5	$ 3,969.4	$ 2,857.5	$ 4,872.6
Shareholders' equity	**12,305.6**	1,519.1	1,118.7	812.6	563.0

The following table presents key statistical information on the volume of contracts traded, expressed in round turn trades, and notional value of contracts traded. The 2007 volume data includes average daily volume for CBOT products for the period July 13, 2007 through December 31, 2007. All amounts exclude our TRAKRS, Swapstream and auction-traded products.

			YEAR ENDED OR AT DECEMBER 31		
(in thousands, except notional value)	**2007**	2006	2005	2004	2003
Average Daily Volume:					
Product Lines:					
Interest rates	**7,093**	3,078	2,380	1,705	1,234
Equities	**2,744**	1,734	1,389	1,161	1,055
Foreign exchange	**569**	453	334	202	135
Commodity and alternative investment	**728**	78	55	43	37
Total Average Daily Volume	**11,134**	5,343	4,158	3,111	2,461
Method of Trade:					
Open outcry	**2,276**	1,483	1,214	1,281	1,382
Electronic	**8,661**	3,808	2,895	1,786	1,041
Privately negotiated	**197**	52	49	44	38
Total Average Daily Volume	**11,134**	5,343	4,158	3,111	2,461
Other Data:					
Total Notional Value (in trillions)	**$ 1,134**	$ 824	$ 638	$ 463	$ 334
Total Trading Volume (round turn trades)	**2,249,632**	1,341,111	1,047,909	787,186	620,289
Open Interest at Year End (contracts)	**53,981**	35,107	30,083	22,478	16,301

Introduction

Our Management's Discussion and Analysis of Financial Condition and Results of Operations is organized as follows:

Overview: Includes a discussion of our business structure; current economic and industry-wide trends relevant to our business; our current strategy to address opportunities, challenges and risks; and our primary sources of operating and non-operating revenues and expenditures.

Critical Accounting Policies: Provides an explanation of accounting policies, estimates and assumptions material to our financial results.

Recent Accounting Pronouncements: Includes an evaluation of recent accounting pronouncements and the potential impact of their future adoption on our financial results.

Results of Operations for 2007 Compared with 2006.

Results of Operations for 2006 Compared with 2005.

Liquidity and Capital Resources: Includes a discussion of our future cash requirements, capital resources and expenditures, and financing arrangements.

Effective July 12, 2007, CBOT Holdings, Inc. (CBOT Holdings) merged with Chicago Mercantile Exchange Holdings Inc. (CME Holdings) to become CME Group Inc. (CME Group). The following discussion and analysis includes only the consolidated results of CME Holdings and its subsidiaries for 2005, 2006 and for January 1, 2007 through July 12, 2007. The financial results of CME Holdings and CBOT Holdings are included in the consolidated financial results of CME Group beginning on July 13, 2007.

References in this discussion and analysis to "we" and "our" are to CME Group and its consolidated subsidiaries, collectively. References to our "exchange" are to Chicago Mercantile Exchange Inc. (CME), Board of Trade of the City of Chicago, Inc. (CBOT) and their subsidiaries, collectively.

Overview

BUSINESS STRUCTURE

CME Group, a Delaware stock corporation, is the holding company for CME, CBOT and their subsidiaries. The holding company structure is designed to provide strategic and operational flexibility. CME Group's Class A common stock is listed on the New York Stock Exchange and The Nasdaq Global Select Market under the ticker symbol "CME."

CME and CBOT are designated contract markets for the trading of futures and options on futures contracts. Futures contracts and options on futures contracts provide investors with vehicles for protecting against, and potentially profiting from, price changes in financial instruments and physical commodities. Futures contracts are legally binding standardized agreements to buy or sell a financial instrument or commodity, specifying quantity and quality at a set price on a future date. Certain futures contracts, such as commodities and foreign exchange products, may result in physical delivery of the product traded. Other futures contracts, including those for equity index and interest rate products, are cash settled and do not involve physical delivery. To provide additional flexibility to the investment community, we also offer trading in options on futures contracts. These contracts offer the customer the right, but not the obligation, to buy or sell an underlying futures contract at a particular price by a particular time.

We are a global exchange with customer access available all over the world. Our customers consist of professional traders, financial institutions, individual and institutional investors, major corporations, manufacturers, producers and governments. Customers include both members of the exchange and non-members.

We offer our customers the opportunity to trade futures contracts and options on futures contracts on a range of products including those based on interest rates, equities, foreign exchange, commodities and alternative investments. Our products provide a means for hedging, speculating and allocating assets. We identify new products by monitoring economic trends and their impact on the risk management and speculative needs of our existing and prospective customers.

Our major product lines are traded through our electronic trading platforms and our open outcry trading floors. These execution facilities offer our customers immediate trade execution and price transparency. As of January 2008, all products, with the exception of CBOT metals products, are traded on the CME Globex platform. CBOT metals products continue to be traded on the e-CBOT platform. We plan to consolidate our trading floors in the second quarter of 2008.

In addition, trades can be executed through privately negotiated transactions that are cleared and settled through our clearing house. We also offer trading in medium- and long-term interest rate swaps denominated in euros, Swiss francs, pounds sterling and U.S. dollars, which are traded on the Swapstream platform.

Our clearing house clears, settles and guarantees every futures and options contract traded through our exchange. Ownership and control of our own clearing house enables us to capture the revenue associated with both the trading and clearing of our products. Ownership also enables us to more quickly and efficiently bring new products to market through coordination of our clearing functions with our product development, technology, market regulation and risk management activities.

Our clearing house performance guarantee is an important function of our business. Because of this guarantee, our customers do not need to evaluate the credit of each potential counterparty or limit themselves to a selected set of counterparties. This flexibility increases the potential liquidity available for each trade. Additionally, the substitution of our clearing house as the counterparty to every transaction allows our customers to establish a position with one party and then to offset the position with another party. This contract offsetting process provides our customers with flexibility in establishing and adjusting positions and provides for performance bond efficiencies.

To ensure performance of counterparties, we establish and monitor financial requirements for our clearing firms and mark-to-market their positions at least twice a day. We also set minimum performance bond requirements for our traded products. In the unlikely event of a payment default by a clearing firm, we would first apply assets of that clearing firm to cover its payment obligation. These assets include security deposits, performance bonds and any other available assets, such as the proceeds from the sale of pledged Class A and Class B common stock and associated trading rights of the clearing firm at our exchange that are owned by or assigned to the clearing firm. In addition, we would make a demand for payment pursuant to any applicable guarantee provided to the exchange by the parent company of a clearing firm. Thereafter, if the payment default remains unsatisfied, we would use, in order, CME's surplus funds, security deposits of other clearing firms and funds collected through an assessment against all other solvent clearing firms to satisfy the deficit.

INDUSTRY TRENDS

Derivatives exchanges that provide markets for futures and options have become a global growth industry, with a compound annual growth rate of 36% from 2002 through June 2007, based on notional value. By comparison, the over-the-counter derivatives market has grown at a compound annual growth rate of 35% during the same period. There are a number of trends that we believe will continue to drive growth and innovation in our industry. They include:

- A greater need for risk management and hedging tools in an increasingly uncertain geopolitical and economic climate;
- Growing investor sophistication regarding derivatives and risk transfer markets;
- A shift in asset management strategies away from passive buy-and-hold equity investment strategies toward more active strategies including those involving alternative investments and asset classes; and
- Growth in hedge funds and managed funds as alternative investment vehicles designed to generate more trading-based returns than other investment strategies. These types of alternative investment vehicles often utilize exchange-traded derivatives contracts.

Changing market dynamics also have led to increasing competition in all aspects of our business from both domestic and international sources. We face competition from other futures, securities and securities option exchanges; over-the-counter markets and clearing organizations; consortia formed by our members and large market participants; alternative trade execution facilities; and technology firms, including market data distributors and electronic trading system developers.

We expect competition to continue to intensify, particularly as a result of technological advances and reductions in the regulatory requirements for the development of products and markets that are competitive with our own. Additional factors that may intensify competition in the future include:

- The growth of recently-formed for-profit exchanges;
- The consolidation of exchanges, customers or intermediaries;
- An increased demand for electronic trading and electronic order routing services; and
- The increased ability of other exchanges to leverage their technology investment and electronic distribution to enter new markets and list products that compete with our own.

STRATEGY

Our current strategy specifically focuses on leveraging our benchmark products, scalable infrastructure and clearing and trade matching technologies to benefit customers. This strategy will enable us to continue to evolve into a more broadly diversified financial exchange that offers trading and clearing solutions across additional products and asset classes. Our strategy includes coordinated efforts to:

- Grow organically by broadening our product range by extending our current product lines and introducing innovative new products in both the exchange and over-the counter markets;
- Provide third-party transaction processing, clearing and other trading related services;
- Leverage our technology by expanding customer access to our markets and services, enhancing and offering additional trade execution choices, and improving our market data products;
- Explore new business opportunities such as joint ventures, alliances and selective business combinations; and
- Expand and diversify our customer base worldwide.

PRIMARY SOURCES OF OPERATING REVENUE

CLEARING AND TRANSACTION FEES A majority of our revenue is derived from clearing and transaction fees, which include electronic trading fees, surcharges for privately-negotiated transactions and other volume-related charges for contracts executed through our trading venues. Because clearing and transaction fees are assessed on a per-contract basis, revenues and profitability fluctuate with volume changes. In addition to the trends noted earlier, our revenues and trading volume tend to increase during periods of economic and geopolitical uncertainty. This is because our customers seek to manage their exposure to, or speculate on, the market volatility resulting from uncertainty. In addition, our volume can be seasonal, and historically, we have experienced higher sequential volume during the first and second quarters followed by decreases in the third and fourth quarters of the calendar year. However, these patterns may be altered by the impact of economic and political events, the launch of new products, mergers and acquisitions as well as other factors.

While volume has the most significant impact on our clearing and transaction fees revenue, there are four other factors that also influence this source of revenue:

- Rate structure;
- Mix of products traded;
- Trading venue; and
- The percentage of trades executed by customers who are members compared with non-member customers.

Rate structure Customers benefit from volume discounts and limits on fees as part of our effort to increase liquidity in certain products. We may periodically change fees, volume discounts, limits on fees and member discounts, perhaps significantly, based on our review of operations and the business environment.

As a result of their rate structure, Total Return Asset Contracts (TRAKRS), Swapstream products and auction-traded products are excluded from disclosures of trading volume and average rate per contract in this discussion and analysis. Clearing and transaction fees on these products are immaterial relative to our other products. TRAKRS are exchange-traded non-traditional futures contracts that trade electronically on the CME Globex electronic platform. Swapstream offers interest rate swap products through its inter-dealer electronic trading platform. Auction-traded products, which included CME economic derivatives, were previously traded on the CME Auction Markets platform through July 2007.

Product mix We offer trading of futures and options on futures contracts on a wide-ranging set of products based on interest rates, equities, foreign exchange, commodities and alternative investments. Rates are varied by product in order to optimize revenue on existing products and support introduction of new products to encourage trading volume.

Trading venue Our exchange is an international marketplace that brings together buyers and sellers mainly through our electronic trading platforms as well as through open outcry trading on our trading floors and privately negotiated transactions. Any customer guaranteed by a clearing firm is able to obtain direct access to our electronic platforms. Open outcry trading is conducted exclusively by our members, who may execute trades on behalf of customers or for themselves.

Typically, customers executing trades through our electronic platforms are charged fees for using the platform in addition to the fees assessed on all transactions executed on our exchange. Customers entering into privately negotiated transactions also incur additional charges beyond the fees assessed on all transactions.

Member/non-member mix Generally, member customers are charged lower fees than our non-member customers. Holding all other factors constant, revenue decreases if the percentage of trades executed by members increases, and increases if the percentage of non-member trades increases.

QUOTATION DATA FEES We receive quotation data fees from the dissemination of our market data to subscribers. Our market data services are provided primarily through third-party distributors.

Subscribers can obtain access to real-time, delayed and end-of-day quotation, trade and summary market data for our products. Users of our basic service receive real-time quotes and pay a flat monthly fee for each screen, or device, displaying our market data. Alternatively, customers can subscribe to market data provided on a limited group of products. The fee for this service is also a flat rate per month.

Pricing for our market data services is based on the value of the service provided, our cost structure for the service and the price of comparable services offered by our competitors. Increases or decreases in our quotation data fees revenue is influenced by changes in our price structure for existing market data offerings, introduction of new market data services and changes in the number of devices in use. General economic factors that affect the financial services industry, which constitutes our primary customer base, also influence revenue from our market data fees.

PROCESSING SERVICES To further diversify the range of services we offer, we have entered into clearing and transaction processing agreements with other exchanges. This revenue will fluctuate as the trading volume of these exchanges fluctuates.

This revenue includes fees for listing energy and metal futures products on the CME Globex platform for the New York Mercantile Exchange (NYMEX). Although trading under a prior agreement with NYMEX ended in November 2005, trading under a new 10-year agreement began in June 2006. Additionally, in 2007, we began providing clearing and risk management services for trades executed at FXMarketSpace Limited (FXMS), our joint venture with Reuters Group PLC (Reuters), which offers centrally-cleared over-the-counter trading of foreign exchange spot contracts. We also collect fees for processing trades for certain CME clearing firms that execute trades at OneChicago, LLC (OneChicago), our joint venture in single stock futures and futures on narrow-based stock indexes.

Our agreement with CBOT to provide clearing and related services for CBOT products was terminated upon consummation of the merger. Processing services revenue includes fees from this agreement in 2005, 2006 and for the period January 1 through July 12, 2007.

OTHER SOURCES Other sources of revenue include access and communication fees and revenue from various services related to our operations.

Access and communication fees are the connectivity charges to customers of the CME Globex and e-CBOT platforms, to our market data vendors and to direct market data customers as well as charges to members and clearing firms that utilize our various telecommunications networks and communications services. Access fee revenue varies depending on the type of connection provided to customers. Revenue from communication fees is largely dependent on open outcry trading, as a significant portion relates to telecommunications on our trading floors.

Other revenues include rent charged to third party tenants as well as ancillary charges for utilities, parking and miscellaneous services provided to tenants. As part of our merger with CBOT Holdings, we acquired three buildings with over 1.5 million square feet of commercial space in Chicago's central business district. The retail and office space is rented primarily to third party tenants, including company shareholders and exchange customers. All tenants pay market rates for rent. The majority of tenant leases have terms of three to five years, with larger tenants having leases for up to nineteen years. These revenues are generally affected by market rental rates, lease renewals and business conditions in the financial services industry in which most of our tenants operate.

Other revenues also includes fees for administering our Interest Earning Facility (IEF) program, trade order routing, and various services to members and clearing firms. We offer clearing firms the opportunity to invest cash performance bonds in our various IEF offerings. These clearing firms receive interest income, and we receive a fee based on total funds on deposit. In addition, other revenues includes trading gains and losses generated by GFX Corporation (GFX), our wholly-owned subsidiary that trades primarily in foreign exchange futures contracts to enhance liquidity in our electronic markets for these products.

PRIMARY OPERATING EXPENSES

With the exception of license fees paid for the trading of our equity index contracts and a component of our trading facility rent that is related to open outcry trading volume, most of our expenses do not vary directly with changes in our trading volume.

COMPENSATION AND BENEFITS Compensation and benefits expense is our most significant expense and includes employee wages, bonuses, stock-based compensation, benefits and employer taxes. Changes in this expense are driven by fluctuations in the number of employees, increases in wages as a result of inflation or labor market conditions, rates for employer taxes and other cost increases affecting benefit plans. In addition, this expense is affected by the composition of our work force, which includes a growing percentage of technology-related employees. The expense associated with our bonus and stock-based compensation plans can also have a significant impact on this expense category and may vary from year to year.

The bonus component of our compensation and benefits expense is based on our financial performance. Under the performance criteria of our annual incentive plan, the bonus funded under the plan would be the "target" level if we achieve the cash earnings target established by the Compensation Committee of our Board of Directors. Cash earnings are defined as net income excluding tax-effected amortization of purchased intangibles, depreciation and amortization expense, and tax-effected stock-based compensation expense less capital expenditures. Under the plan, if our actual cash earnings equal 80% of the established target for a given year, the bonus will be reduced by approximately 50% of the target bonus amount. There will be no bonus if our cash earnings are less than 80% of the cash earnings target, other than for non-exempt employees who may receive a bonus under our discretionary bonus program. If our actual cash earnings equal 120% of the target or higher, the bonus would be increased by approximately 50% from the targeted bonus amount, which is the maximum amount established by the Compensation Committee. If our performance is between the threshold performance level of 80% of the cash earnings target and the maximum performance level of 120% of the cash earnings target, the bonus will be calculated based on the level of performance achieved. The Compensation Committee may adjust the cash earnings calculation and the target level of performance for material, unplanned revenue, expense or capital expenditures to meet intermediate to long-term growth opportunities. Beginning in 2007, the cash earnings calculation for bonus purposes excludes investment income and interest expense as well as expense resulting from the guarantee of the Chicago Board Options Exchange, Inc. (CBOE) exercise right privileges. Targeted cash levels have been adjusted accordingly for these changes in the cash earnings calculation.

Stock-based compensation is a non-cash expense related to stock options and restricted stock grants. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment." SFAS No. 123(R) requires the use of the fair value method of accounting for share-based payments, which we previously adopted in 2002 under SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) also requires that we estimate expected forfeitures of stock grants instead of the previous practice of accounting for forfeitures as they occurred. Stock-based compensation varies depending on the quantity and fair value of options granted. Fair value is derived using the Black-Scholes model with assumptions about our dividend yield, the expected volatility of our stock price based on an analysis of implied and historical volatility, the risk-free interest rate and the expected life of the options granted.

DEPRECIATION AND AMORTIZATION Depreciation and amortization expense results from the depreciation of long-lived assets purchased, as well as the amortization of purchased and internally developed software. This expense has increased consistently from year to year due to significant technology investments in equipment and software. Depreciable useful lives have remained relatively consistent since January 1, 2004. As a result of our merger with CBOT Holdings, we acquired three commercial buildings. We utilize space in these buildings as offices and a trading floor. Depreciation and amortization on the building and building improvements as well as other furniture, fixtures and equipment acquired in the merger has been recorded since the merger closed on July 12, 2007.

OTHER EXPENSES We incur additional ongoing expenses for communications, technology support services and various other activities necessary to support our operations.

- Communications expense consists primarily of costs for network connections to our electronic trading platforms and some market data customers; telecommunications costs of our exchange; and fees paid for access to external market data. This expense is affected primarily by the growth of electronic trading, our capacity requirements and by changes in the number of telecommunications hubs and connections which allow customers outside the United States access to our electronic trading platforms directly.

- Technology support services consist of costs related to maintenance of the hardware and software required to support our technology. Our technology support services costs are driven by system capacity, functionality and redundancy requirements.
- Professional fees and outside services expense includes costs of consulting services provided for major strategic and technology initiatives as well as legal and accounting fees. This expense fluctuates primarily as a result of changes in services required to complete initiatives.
- Amortization of purchased intangibles includes amortization of intangibles obtained in our merger with CBOT Holdings as well as other asset and business acquisitions. These intangible assets consist mainly of customer relationships, the Dow Jones & Company, Inc. (Dow Jones) licensing agreement, and lease-related intangible assets.
- Occupancy and building operations expense consists of costs related to leased and owned property including rent, maintenance, real estate taxes, utilities and other related costs. Our office space is located primarily in Chicago with smaller offices located in Washington, D.C., London, Hong Kong, Sydney and Tokyo. Additionally, we have trading facilities in Chicago as well as data centers in various U.S. locations. Occupancy costs are relatively stable, although our CME trading floor rent fluctuates to a limited extent based on open outcry trading volume.
- Licensing and other fee arrangements expense consists primarily of license fees paid as a result of trading volume in equity index products. This expense fluctuates with changes in equity index product trading volume and fee structure changes in the licensing agreements. Subsequent to the merger with CBOT Holdings, this expense includes licensing fees for trading volume in Dow Jones products. During 2005 and 2006, under a prior agreement with Singapore Exchange Limited (SGX), revenue sharing expense fluctuated based on our percentage of electronically traded CME Eurodollar contracts up to a maximum expense of $0.3 million per month. We recently renewed this agreement, and effective February 2007, the revenue sharing provisions of the agreement terminated and the expense was eliminated.
- Other expense includes marketing-related as well as general administrative costs. Marketing, advertising and public relations expense consists primarily of media, print and other advertising expenses, expenses incurred as part of various brand campaigns as well as the promotion of new and existing products and services.

NON-OPERATING INCOME AND EXPENSE

Non-operating income and expense includes investment income, securities lending interest income and expense, interest expense, expense related to the guarantee of exercise right privileges and equity in losses of unconsolidated subsidiaries.

- Investment income represents income generated by the short-term investment of our excess cash balances and clearing firms' cash performance bonds and security deposits; interest income and net realized gains and losses from our marketable securities and long-term equity method investments as well as gains and losses on trading securities in our non-qualified deferred compensation plans. The investment results of our non-qualified deferred compensation plans do not affect our net income as there is an equal and offsetting impact in our compensation and benefits expense. Investment income is influenced by the availability of funds generated by operations, market interest rates and changes in the levels of cash performance bonds deposited by clearing firms.
- Securities lending transactions utilize a portion of the securities that clearing firms deposit to satisfy their proprietary performance bond requirements. Substantial interest expense is also incurred as part of this securities lending activity. Net interest income from securities lending is impacted by changes in short-term interest rates and the level of demand for the securities available for loan.
- Interest expense is due primarily to a commercial paper program with various financial institutions initiated in September 2007 in conjunction with a tender offer to repurchase Class A common stock. Under the program, we may sell unsecured short-term promissory notes.
- Expense related to our guarantee of exercise right privileges (ERPs) is a result of our merger with CBOT Holdings. Under the terms of the merger agreement, eligible holders of CBOE ERPs could elect to sell us their ERP for $250,000 per privilege. Eligible holders that did not elect to sell their ERPs are entitled to a maximum guaranteed payment of $250,000 from us upon resolution of the lawsuit between CBOT and CBOE. This expense represents the estimated fair value of our guarantee as of the end of the period, which is based in part on the expected outcome of the litigation. Periodic expense is impacted by changes in the fair value of the ERP.
- Equity in losses of unconsolidated subsidiaries includes losses from our investments in FXMS and OneChicago.

Critical Accounting Policies

The notes to our consolidated financial statements include disclosure of our significant accounting policies. In establishing these policies within the framework of accounting principles generally accepted in the United States, management must make certain assessments, estimates and choices that will result in the application of these principles in a manner that appropriately reflects our financial condition and results of operations. Critical accounting policies are those policies that we believe present the most complex or subjective measurements and have the most potential to affect our financial position and operating results. While all decisions regarding accounting policies are important, there are certain accounting policies that we consider to be critical. These critical policies, which are presented in detail in the notes to our consolidated financial statements, relate to goodwill and intangible assets, revenue recognition, income taxes, internal use software costs and stock-based compensation.

GOODWILL AND INTANGIBLE ASSETS In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we review goodwill and intangible assets with indefinite lives for impairment on an annual basis and whenever events or circumstances indicate the carrying value may not be recoverable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, the fair value of each reporting unit is compared to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount, no impairment exists and we are not required to perform further testing. If the carrying amount exceeds its fair value, the second step must be performed to determine the implied fair value of the reporting unit's goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment loss is recorded in an amount equal to that excess. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. Indefinite-lived intangible assets are assessed for impairment by comparing their fair values to their carrying values. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized equal to the difference.

Intangible assets subject to amortization are also evaluated for impairment, when indicated by a change in circumstances, pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The impairment testing requires management to estimate the fair value of the assets and record an impairment loss for the excess of the carrying value over the fair value. The estimate of the fair value of all intangible assets is generally determined on the basis of discounted future cash flows. In estimating the fair value, management must make assumptions and projections regarding such items as future cash flows, future revenues, future earnings and other factors. Such assumptions are subject to change as a result of changing economic and competitive conditions.

REVENUE RECOGNITION Our revenue recognition policies comply with Staff Accounting Bulletin No. 101 on revenue recognition. Our revenue is derived primarily from the clearing and transaction fees we assess on each contract executed through our trading venues and cleared through our clearing house. Clearing and transaction fees are recognized as revenue when a buy and sell order are matched and when the trade is cleared. On occasion, the customer's exchange trading privileges may not be properly entered by the clearing firm and incorrect fees are charged for the transactions in the affected accounts. When this information is corrected within the time period allowed by the exchange, a fee adjustment is provided to the clearing firm. An accrual is established for estimated fee adjustments to reflect corrections to customer exchange trading privileges. The accrual is based on the historical pattern of adjustments processed as well as specific adjustment requests. Occasionally, market data customers will pay for services in a lump sum payment. When these circumstances occur, revenue is recognized as services are provided.

INCOME TAXES Calculation of the income tax provision includes an estimate of the income taxes that will be paid for the current year as well as an estimate of income tax liabilities or benefits deferred into future years, as determined in accordance with SFAS No. 109, "Accounting for Income Taxes" and Financial Interpretation (FIN) No. 48, "Accounting for Uncertain Tax Positions." As required, our deferred tax assets are reviewed to determine if all assets will be realized in future periods. To the extent it is determined that some deferred tax assets may not be fully realized, the assets must be reduced by a valuation allowance. The calculation of our tax provision involves dealing with uncertainties in the application of complex tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other applicable tax jurisdictions using a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. If payment of these amounts varies from our estimate, our income tax provision would be reduced or increased at the time that determination is made. This determination may not be known for several years. Past tax audits have not resulted in tax adjustments that would result in a material change to the income tax provision in the year the audit was completed. The effective tax rate, defined as the income tax provision as a percentage of income before income taxes, will vary from year to year based on changes to tax rates and regulations. In addition, the effective tax rate will vary with changes to income that are not subject to income tax, such as municipal interest income, and changes in expenses or losses that are not deductible, such as the utilization of foreign net operating losses.

INTERNAL USE SOFTWARE COSTS Certain costs for employees and consultants that are incurred in connection with work on development or implementation of software for our internal use are capitalized in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Costs capitalized are for application development or implementation, as required by SOP 98-1, for software projects that will result in significant new functionality and that are generally expected to cost in excess of $0.5 million. The amount capitalized is determined based on the time spent by the individuals completing the eligible software-related activity and the compensation and benefits or consulting fees incurred for these activities. Projects are monitored during the development cycle to assure that they continue to meet the capitalization criteria of SOP 98-1 and that the project will be completed and placed in service as intended. Any previously capitalized costs are expensed at the time a decision is made to abandon a software project. Completed internal use software projects, as well as work-in-progress projects, are included as part of property in the consolidated balance sheets. Once completed, the accumulated costs for a particular software project are amortized over the anticipated life of the software, generally three years. Costs capitalized for internal use software will vary from year to year based on our technology-related business requirements.

STOCK-BASED COMPENSATION We expense stock options using the fair value method under the provisions of SFAS No. 123(R), "Share-Based Payment." We have elected the accelerated method for recognizing the expense related to stock grants. Due to this election and the vesting provisions of our stock grants, a greater percentage of the total expense is recognized in the first and second years of the vesting period than would be recorded if we used the straight-line method. Upon adoption of SFAS No. 123(R) on January 1, 2006, we began to include an estimate of expected forfeitures of stock grants in our expense recognition calculations instead of the previous practice of accounting for forfeitures as they occurred.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements," which provides guidance for using fair value to measure assets and liabilities by defining fair value, establishing a framework for measuring fair value, and expanding disclosures about fair value measurements. The provisions of this statement are effective for fiscal years beginning after November 15, 2007. Adoption of this standard will not have a material impact on our consolidated financial statements, but will require additional disclosures beginning in the first quarter of 2008.

The FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," in February 2007. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of this statement are effective for fiscal years beginning after November 15, 2007. The impact of the adoption will be dependent on the extent to which we elect to measure eligible items at fair value. We did not elect to measure any items at fair value upon our initial adoption of the standard.

SFAS No. 141(R), "Business Combinations," was issued in December 2007 to replace SFAS No. 141, "Business Combinations." SFAS No. 141(R) requires that an acquirer recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This new statement also changes the requirements for recognizing assets acquired and liabilities assumed arising from contingencies, restructuring liabilities and acquisition costs. The provisions of this statement are applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the impact of this standard's future adoption on our financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements," which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a non-controlling interest in a subsidiary be reported as equity in the consolidated financial statements. The provisions require consolidated net income to be reported at the total amount attributable to both the parent and non-controlling interest, with disclosure of the amount attributable to the parent and non-controlling interest on the face of the statement of income. The statement also requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. This statement is effective for fiscal years beginning on or after December 15, 2008 and is applied prospectively as of the beginning of the fiscal year in which the statement is initially applied. We are currently assessing the impact of this standard's future adoption on our financial statements.

Results of Operations for 2007 Compared with 2006

2007 FINANCIAL HIGHLIGHTS

The comparability of our operating results for 2007 compared with 2006 is significantly impacted by our merger with CBOT Holdings. In our discussion and analysis of comparative periods, we have quantified the contribution of additional revenue or expense resulting from the merger wherever such amounts were material and identifiable. While identified amounts may provide indications of general trends, the analysis cannot completely address the effects attributable to integration efforts.

- Total operating revenues grew by 61% in 2007 with the most significant increase in clearing and transaction fees revenue and quotation data fees.
- Total operating expenses increased by 50% due primarily to higher compensation and benefits costs, amortization of purchased intangibles and additional technology expenses incurred to maintain the e-CBOT electronic trading platform. Legal proceedings resulting from our merger with CBOT Holdings, including settlement costs paid in relation to a claim filed by the Louisiana Municipal Police Employees' Retirement System (LAMPERS), and other merger-related costs also contributed to increased expenses in 2007

  During the third quarter of 2007, we began the process of restructuring our staffing, technology and facilities as a result of the merger. At that time, we began incurring restructuring charges and will continue to incur additional expense in 2008.
- Operating margin, which we define as operating income expressed as a percentage of total revenues, increased to 60% in 2007 compared with 57% in 2006 as the growth in operating revenues outpaced increases in operating expenses.

- The increase in non-operating expense was due primarily to the guarantee we provided to eligible holders of the CBOE's ERPs. The increase in non-operating expense was partially offset by an increase in investment income due primarily to an increase in average operating funds available for investment.
- Cash earnings increased by $241.0 million to $643.8 million for 2007 compared with 2006 due primarily to an increase in net income. We have included a reconciliation of cash earnings, a non-GAAP measure, in Liquidity and Capital Resources.

OPERATING REVENUES

(dollars in millions)	**2007**	2006	Change
Clearing and transaction fees	**$ 1,427.3**	$ 866.1	65%
Quotation data fees	**145.1**	80.8	79
Processing services	**106.4**	90.2	18
Access and communication fees	**35.8**	28.7	25
Other	**41.5**	24.1	72
Total Revenues	**$ 1,756.1**	$ 1,089.9	61

CLEARING AND TRANSACTION FEES Revenue increased primarily due to growth in trading volume partially offset by a decrease in average rate per contract.

Volume The addition of the CBOT product line contributed significantly to an increase in overall trading volume during 2007. We also believe that a significant increase in volatility, generated in part from uncertainty surrounding the sub-prime debt market during 2007, added to an increase in volume across all product lines.

The following table summarizes average daily trading volume. For comparative purposes, CME and CBOT products have been presented separately and average daily volume for CBOT products has been calculated for the period from July 13, 2007 through December 31, 2007. All amounts exclude TRAKRS, Swapstream and auction-traded products.

(in thousands)	**2007**	2006	Change
Product Line Average Daily Volume:			
Interest rate:			
CME	**3,701**	3,078	20%
CBOT	**3,392**	—	n.m.
Equity:			
CME	**2,549**	1,734	47%
CBOT	**195**	—	n.m.
Foreign exchange:			
CME	**569**	453	26%
Commodity and alternative investment:			
CME	**81**	78	5%
CBOT	**647**	—	n.m.
Average Daily Volume of Total Products:			
CME	**6,900**	5,343	29%
CBOT	**4,234**	—	n.m.
Electronic Volume:			
CME	**5,288**	3,808	39%
CBOT	**3,373**	—	n.m.
Electronic Volume as a Percentage of Total Average Daily Volume	**78%**	71%	

n.m. not meaningful

Interest Rate Products

The increase in interest rate trading volume is due primarily to the addition of CBOT interest rate products subsequent to the merger. CBOT interest rate products volume is attributable primarily to 10-year and 5-year U.S. Treasury note futures and options, which had average daily volume of 1.7 million and 0.8 million contracts, respectively, from July 13, 2007 through the end of the year. Average daily volume for 10-year and 5-year U.S. Treasury note futures and options was 1.3 million and 0.5 million contracts, respectively, for the last six months of 2006. CBOT product volume for 2006 is provided for comparative purposes only and does not relate to revenues recognized by CME Group. Overall trading volume growth in interest rate products also resulted from uncertainty surrounding inflation and market interest rates as well as concerns about the sub-prime debt market, which generated additional market volatility. CME Eurodollar futures traded electronically increased to an average of 2.2 million contracts per day in 2007, an increase of 30% when compared with 2006. Additionally, volume for CME Eurodollar options traded via open outcry increased 14% to an average of 1.1 million contracts per day in 2007.

Equity Products

Trading volume for equity products increased for the year due primarily to a sharp rise in volatility in the equity markets resulting from sub-prime debt market and inflationary concerns, especially during the second half of 2007. Average volatility, as measured by the CBOE Volatility Index, increased by 77% in the last six months of 2007 compared with the same period in 2006.

Average daily volume of our E-mini equity products increased by 50% to 2.4 million contracts in 2007 compared with 2006. This included an increase in average daily volume for E-mini S&P 500 futures and options contracts of 60% to 1.7 million contracts in 2007.

As announced in June 2007, our license to list Russell-based contracts will terminate in September 2008 when the last contracts currently traded expire. Average daily volume for the Russell-based contracts was 252,000 for 2007. On June 19, 2007, we launched new E-mini S&P small cap futures and options contracts, based on the S&P 600 Index, to offer a comparable alternative to the Russell-based contracts.

In August 2007, we renewed our licensing agreement with Dow Jones. The agreement enables us to continue to exclusively offer futures and options on futures products based on the Dow Jones Industrial Average (DJIA) and other Dow Jones indexes. The new agreement is effective January 1, 2008 through December 31, 2014 and also includes a provision for a five-year renewal term and successive annual renewal terms thereafter.

Foreign Exchange Products

The increase in trading of foreign exchange products was fueled in part by the decline of the U.S. dollar relative to other major currencies. We believe that market reactions to events in the fixed income market also contributed to volume growth during the year. In 2007, 92% of our foreign exchange volume traded electronically compared with 88% during 2006.

Commodity and Alternative Investment Products

Trading volume growth during 2007 resulted primarily from the additional volume generated from CBOT commodities subsequent to the merger. CBOT commodities consist primarily of corn and soybean futures and options.

Average Rate Per Contract The increase in average daily volume in 2007 was partially offset by a decrease in the average rate, or revenue, per contract. All amounts in the following table exclude TRAKRS, Swapstream and auction-traded products.

	2007	2006	Change
Total Volume (in millions)	**2,249.6**	1,341.1	68%
Clearing and Transaction Fees (in millions)	**$ 1,426.2**	$ 864.4	65
Average Rate per Contract	**$ 0.634**	$ 0.645	(2)

The average rate per contract decreased in 2007 due primarily to growth in member trading when compared with 2006. Member trading volume increased faster than non-member trading in 2007. We believe that higher volumes by automated trading systems, which typically receive member rates, contributed to this increase in member trading. In addition, the average rate per contract of the E-mini S&P 500 futures and options contracts decreased due to incremental volume reaching the CME Globex surcharge cap, resulting in a decrease in the overall average rate per contract.

The decrease in average rate per contract was partially offset by the addition of CBOT products to our existing product lines. The average rate per contract for CBOT products was $0.657 for the period July 13 through December 31, 2007. The increase in average rate per contract is attributable primarily to an increase in commodities volume, which has a higher average rate per contract, during the fourth quarter of 2007. Additionally, the percentage of total volume by product line shifted during the year from CME interest rate products to E-mini equity products, which have a higher rate per contract. As a percentage of total volume, E-mini equity volume increased by 5% in 2007 when compared with 2006 while interest rate product volume decreased by 4%.

Concentration of Revenue We bill a substantial portion of our clearing and transaction fees to our clearing firms. The majority of clearing and transaction fees received from clearing firms represent charges for trades executed on behalf of their customers. We currently have approximately 120 clearing firms. The increase in the number of clearing firms compared with the prior year is due to the addition of CBOT-only clearing firms as a result of our merger. One firm represented approximately 11% of our clearing and transaction fee revenue for 2007. Should a clearing firm discontinue operations, we believe the customer portion of that firm's trading activity would likely transfer to another clearing firm of the exchange. Therefore, we do not believe this concentration exposes us to significant risk from the loss of revenue earned from the particular firm.

QUOTATION DATA FEES Quotation data fees revenue increased mostly due to additional revenue of approximately $44.1 million contributed by market data services provided to existing CBOT customers subsequent to the merger.

In addition, a fee increase in CME market data fees on January 1, 2007 also contributed to growth in revenue. Users of CME's basic service paid $50 per month in 2007 for each market data screen, or device, compared with $40 per month in 2006. The higher rate combined with increases in other quotation data services contributed to additional revenue of $19.2 million in 2007 compared with 2006.

Effective January 1, 2008, all users of our basic services will pay $55 per month for each market data screen, or device.

The two largest resellers of our market data generated approximately 67% of our quotation data fees revenue in 2007. However, we consider exposure to significant risk of revenue loss to be minimal despite this concentration. In the event one of these vendors no longer subscribes to our market data, we believe the majority of that vendor's customers would likely subscribe to our market data through another reseller.

PROCESSING SERVICES The increase in revenues is attributable primarily to an increase in NYMEX volume. Revenues generated from trade matching services provided to NYMEX, which began at the end of the second quarter of 2006, increased by $42.1 million in 2007 when compared with 2006. The total volume of NYMEX products available on the CME Globex platform increased to 191.5 million contracts in 2007 from 35.6 million contracts in 2006.

This increase was partially offset by a decrease in revenue resulting from the elimination of fees generated by the clearing agreement with CBOT, which terminated as a result of our merger with CBOT Holdings. The decrease in processing services revenue resulting from this termination was $27.6 million in 2007 when compared with 2006.

ACCESS AND COMMUNICATION FEES The telecommunications services provided to CBOT customers as well as connectivity charges for the e-CBOT trading platform contributed incremental revenue of approximately $4.8 million in 2007. In addition, revenue growth in 2007 was also attributable to customers upgrading to higher bandwidth connections and expansion of our server co-location program. The co-location program allows customers to connect their trading applications directly to the CME Globex electronic platform by housing certain customer systems in a CME-specified data facility.

OTHER REVENUES Rental income and associated revenues from building operations acquired as a result of the merger with CBOT Holdings totaled $11.2 million in 2007. Other incremental revenues from CBOT totaled $2.3 million. Additionally, the increase in other revenues is also attributable to a $2.6 million increase in GFX trading gains in 2007 when compared with 2006.

OPERATING EXPENSES

(dollars in millions)	**2007**	2006	Change
Compensation and benefits	**$ 263.3**	$ 203.0	30%
Communications	**43.5**	31.6	38
Technology support services	**50.5**	31.2	62
Professional fees and outside services	**53.1**	33.2	60
Amortization of purchased intangibles	**33.9**	1.3	n.m.
Depreciation and amortization	**105.7**	72.8	45
Occupancy and building operations	**48.2**	29.6	63
Licensing and other fee agreements	**35.6**	25.7	39
Restructuring	**8.9**	—	n.m.
Other	**62.9**	40.5	55
Total Expenses	**$ 705.6**	$ 468.9	50

n.m. not meaningful

COMPENSATION AND BENEFITS The increase in compensation and benefits expense during 2007 compared with 2006 consisted primarily of the following:

(in millions)	Increases
Average headcount	$ 37.2
Bonus	11.9
Stock-based compensation	6.5
Change in average salaries, benefits and employer taxes	3.8

- Average headcount increased by 23%, or about 320 employees, in 2007. This increase resulted primarily from the addition of approximately 690 employees as a result of our merger with CBOT Holdings and was offset by a workforce reduction of about 180 employees during the third and fourth quarters of 2007. As of December 31, 2007 and 2006, we had approximately 1,970 and 1,430 employees, respectively.
- Bonus expense accrued under the provisions of our annual incentive plan increased in 2007 mostly as a result of a larger target pool due to growth in headcount; improved performance of our company when compared with the cash earnings target, and increased salary levels.
- Stock-based compensation increased primarily due to the full impact in 2007 of the expense related to the options granted in June 2006 and additional expense related to the June 2007 grant. In addition, we recognized additional expense for the unvested stock options previously granted to CBOT Holdings' employees.

Subsequent to our merger, we approved and initiated a plan to close duplicate facilities and reduce our workforce in order to improve operating efficiencies. In addition to the positions we have eliminated through December 2007, we expect to eliminate approximately 200 positions by June 2008. We expect these reductions to contribute to a decrease in compensation and benefits expense relative to the current period.

COMMUNICATIONS This expense increased primarily as a result of our merger with CBOT Holdings. Costs incurred to support e-CBOT operations and customer connectivity resulted in incremental expense in 2007. Continued growth in existing customer and data center connections and bandwidth upgrades also contributed to the increase in expense in 2007.

TECHNOLOGY SUPPORT SERVICES There was an increase of approximately $15.1 million due primarily to the integration and support of the e-CBOT electronic trading platform in 2007. Additional investments in technology, including an upgrade to our network and mainframe system in 2006, led to increased ongoing maintenance costs as part of a planned system expansion to increase capacity for peak volumes of transactions processed electronically.

PROFESSIONAL FEES AND OUTSIDE SERVICES Technology-related and other professional fees, net of amounts capitalized for internally developed software, increased by $11.2 million in 2007 compared with 2006. The increase was due primarily to consulting services used to supplement our merger integration efforts as well as non-capitalizable software development costs and expenses incurred to support our strategic initiatives.

Additionally, legal fees increased $6.3 million in 2007 due to litigation costs related to the LAMPERS and CBOE proceedings resulting from our merger with CBOT Holdings, as well as the ongoing antitrust suit filed by Eurex U.S.

In total, this expense category includes $8.9 million in merger-related costs in 2007.

AMORTIZATION OF PURCHASED INTANGIBLES The increase in expense during 2007 is attributable to intangible assets obtained in our merger with CBOT Holdings. Intangible assets subject to amortization consist primarily of clearing firm relationships, market data customer relationships, the Dow Jones licensing agreement and lease-related intangibles. Amortization of purchased intangibles in 2006 relates to intangible assets obtained as a result of our business acquisition of Swapstream and our acquisition of assets from Liquidity Direct Technology, LLC.

DEPRECIATION AND AMORTIZATION The increase in expense is related primarily to additional assets obtained in our recent merger with CBOT Holdings. Depreciation and amortization expense attributable to the addition of these assets was estimated as $18.6 million in 2007. This amount includes the impact of purchase accounting valuation adjustments. In addition, we have shortened the useful lives of various technology-related and trading floor assets due to our plans to consolidate some electronic trading systems and trading floor operations. This resulted in incremental expense of $7.9 million in 2007. We expect this acceleration of depreciation to result in $8.0 million of expense in 2008. In addition, depreciation and amortization of 2007 and 2006 property additions exceeded the depreciation and amortization of assets that have become fully depreciated or retired since January 1, 2006, contributing to the increase in depreciation and amortization expense for 2007.

Property additions, excluding merger-related additions, for 2007 and 2006 are summarized below. Technology-related assets include purchases of computers and related equipment, software, the cost of developing internal use software and the build-out of our data centers. While total property additions increased in 2007, technology-related spending decreased as a percentage of total additions due to an increase in spending for the development of our newly-leased Chicago office space.

(dollars in millions)	**2007**	2006	Change
Total property additions, including landlord-funded leasehold improvements	**$ 163.7**	$ 88.2	86%
Technology-related assets as a percentage of total additions	**77%**	90%	

OCCUPANCY AND BUILDING OPERATIONS The addition of three commercial real estate properties as a result of our recent merger resulted in incremental expense of $8.4 million in 2007 relating primarily to utilities, maintenance and real estate tax expense. In addition, we entered into two leases for additional office space in Chicago and London during the third quarter of 2006. These new leases contributed to an increase of $10.2 million in rent, utilities and real estate tax expense in 2007.

In August 2007, we renegotiated the leases for office space and trading floor facilities at our headquarters. Under the terms of our new lease, which extends our occupancy through 2022, we will be reducing our rented space after November 2008.

LICENSING AND OTHER FEE AGREEMENTS Higher trading volume for licensed products, particularly E-mini S&P products, resulted in $8.8 million of additional expense in 2007. Also contributing to an increase in this expense were licensing and market maker fees of approximately

$4.1 million resulting from our recent merger with CBOT Holdings. These increases were partially offset by a $2.7 million reduction in costs incurred under a fee sharing arrangement with SGX, which ceased in February 2007 under the terms of our renewed agreement.

We renewed our exclusive product licensing agreement with Dow Jones in September 2007. The new agreement is effective from January 2008 through December 2014 and includes an upfront payment as well as minimum annual payments. The upfront payment, which was negotiated in exchange for a reduced rate per contract, will be recognized in equal amounts each month over the term of the agreement.

RESTRUCTURING This expense consists primarily of severance to transitional CBOT employees, severance to CME employees, retention bonuses and associated payroll taxes as well as outplacement costs and post-employment healthcare subsidies. Approximately $3.5 million of additional restructuring expense will be incurred in 2008.

OTHER EXPENSE The increase in expense for 2007 is attributable primarily to $8.0 million of marketing, advertising and public relations costs incurred as part of our global brand campaign and efforts to redesign and expand our customer education programs. Included in the $8.0 million increase for 2007 was $3.9 million of merger-related re-branding and print advertising costs. Also contributing to the increase in other expense for the year was $6.3 million of settlement costs related to the LAMPERS class action lawsuit. Finally, a higher level of operating expenses associated with the combined company resulted in an increase in this expense for the year.

NON-OPERATING INCOME AND EXPENSE

(dollars in millions)	**2007**	2006	Change
Investment income	**$ 73.1**	$ 55.8	31%
Securities lending interest income	**121.5**	94.0	29
Securities lending interest expense	**(114.5)**	(92.1)	24
Interest expense	**(3.6)**	(0.2)	n.m.
Guarantee of exercise right privileges	**(17.2)**	—	n.m.
Equity in losses of unconsolidated subsidiaries	**(14.0)**	(6.9)	n.m.
Total Non-Operating	**$ 45.3**	$ 50.6	(10)

n.m. not meaningful

INVESTMENT INCOME The increase in investment income in 2007 when compared with 2006 is attributable primarily to the investment of additional cash generated from operations during the year as well as rising short-term interest rates. In late 2007, cash was utilized for a share repurchase and interest rates began to decline resulting in a decline in the investment income growth rate we had experienced earlier in the year. Funds from maturing investments have been reinvested in liquid, short-term investments due to the uncertainty surrounding long-term interest rates and to provide flexibility in pursuing strategic opportunities.

Annualized average rates of return and average investment balances indicated in the table below include short-term investments classified as cash and cash equivalents, marketable securities and a portion of clearing firms' cash performance bonds and security deposits, but exclude the impact of our non-qualified deferred compensation plan and insurance contracts. We exclude the impact of our non-qualified deferred compensation plan from this analysis because earnings from the plan are offset by an equal amount of expense in compensation and benefits expense.

(dollars in millions)	**2007**	2006	Change
Annualized average rate of return	**4.46%**	4.16%	0.30%
Average investment balance	**$ 1,563.9**	$ 1,294.1	$ 269.8
Increase in income due to balance			$ 11.3
Increase in income due to rate			4.7

SECURITIES LENDING During 2007, we expanded lending relationships to include additional banks, which led to an increase in the number of eligible securities available for lending. Beginning in late August 2007, we temporarily suspended our securities lending program due to high volatility in the credit markets and extreme market demand for U.S. Treasury securities, resulting in a decline of the revenue and expense growth rate we had experienced earlier in the year. We resumed the program in mid-September once market volatility subsided. Despite the temporary suspension of the program in 2007, the expansion of lending relationships resulted in an increase in the average daily balance of funds invested when compared with 2006. The spread between the average rate earned and the average rate paid increased during 2007 due to the combined effect of changes in the federal discount rate, which correlates closely with the interest expense, and an increase in market demand for the securities we had available to lend through this program.

(dollars in billions)	**2007**	2006	Change
Average daily balance of funds invested	**$ 2.3**	$ 1.9	$ 0.4
Annualized average rate earned	**5.27%**	5.01%	0.26%
Annualized average rate paid	**4.96**	4.91	0.05
Net earned from securities lending	**0.31**	0.10	0.21

INTEREST EXPENSE In September 2007, we initiated a commercial paper program with various institutions under which we may issue and sell unsecured short-term promissory notes. During 2007, we issued $1.2 billion in par value of commercial paper notes. At December 31, 2007, $164.4 million of debt remained outstanding. The weighted average balance of notes outstanding for the full year was $64.2 million. Interest rates on notes issued ranged from 4.50% to 5.38%.

GUARANTEE OF EXERCISE RIGHT PRIVILEGES Under the terms of the merger with CBOT Holdings, eligible holders of CBOE ERPs had until August 24, 2007 to elect to sell us their ERPs for $250,000 per privilege. Upon resolution of the lawsuit between CBOT and CBOE, qualified holders that did not elect to sell are entitled to a maximum guaranteed payment of $250,000 per privilege. If the value received by the ERP holder upon resolution of the lawsuit is less than $250,000, we will pay the difference.

We recorded expense equal to the estimated fair value of the guarantee on 1,331 ERPs outstanding at the close of the merger. In August 2007, 159 ERPs were tendered for sale to us. We have reflected changes in the estimated fair value of the guarantee on the ERPs that remain outstanding and adjusted our expense accordingly. We will continue to recognize changes in the fair value of the outstanding guarantee as income or expense on a quarterly basis until the lawsuit is resolved.

Subsequent to the tendering of these rights, the maximum potential aggregate payment to the remaining holders under the guarantee is $293.0 million.

EQUITY IN LOSSES OF UNCONSOLIDATED SUBSIDIARIES The increase resulted primarily from incremental losses of $7.1 million from our investment in FXMS for 2007. FXMS, our joint venture with Reuters, was established in the second half of 2006 and began operations in February 2007.

INCOME TAX PROVISION

The effective tax rate increased to 39.9% in 2007 from 39.4% in 2006. The increase was due primarily to the inability to recognize the benefit of the net operating losses generated by our Swapstream operations, which we acquired in August 2006. The valuation allowance recorded against Swapstream's accumulated net operating losses will not be derecognized until there is a pattern of operating income from these operations. The increase in the effective tax rate was partially offset by an increase in tax-advantaged securities.

Results of Operations for 2006 Compared with 2005

2006 FINANCIAL HIGHLIGHTS

- Total operating revenues grew by 22% in 2006 primarily as a result of increased clearing and transaction fees revenue, and to a lesser extent, processing services and quotation data fees.
- Total operating expenses increased by 14% in 2006 when compared with 2005. The increase was due primarily to higher compensation and benefits costs as well as increased technology spending resulting from capacity expansion and processing speed enhancements. Higher rates on licensed S&P and NASDAQ products and increased professional and outside services fees also contributed to the increase in expenses.
- Operating margin, which we define as operating income expressed as a percentage of total revenues, increased to 57% in 2006 from 54% in 2005 as the growth of operating revenues outpaced increases in operating expenses.
- The increase in non-operating income was due primarily to an increase in investment income, which resulted from a rise in average operating funds available for investment and increases in market interest rates.
- Cash earnings increased by approximately $111.0 million to $402.8 million for 2006 compared with 2005. We have included a reconciliation of cash earnings, a non-GAAP measure, in Liquidity and Capital Resources.

OPERATING REVENUES

(dollars in millions)	**2006**	2005	Change
Clearing and transaction fees	**$ 866.1**	$ 696.2	24%
Quotation data fees	**80.8**	71.8	13
Processing services	**90.2**	68.7	31
Access and communication fees	**28.7**	27.8	3
Other	**24.1**	25.3	(4)
Total Revenues	**$ 1,089.9**	$ 889.8	22

CLEARING AND TRANSACTION FEES The increase was due to trading volume growth partially offset by a decrease in the average rate per contract.

Volume In 2006, our volume surpassed one billion contracts traded for the second consecutive year driven by growth of 25% or more in all product lines. Technology enhancements, including the migration of our CME Globex trading platform to new Hewlett Packard Integrity NonStop servers that incorporate Intel Itanium processors, significantly increased trade-matching speed which reduced our average response time on transactions and resulted in increased usage by automated trading systems. Growth in hedge funds, interest rate uncertainty and occasional daily volatility in equity markets also contributed to trading volume growth.

The following table summarizes average daily trading volume. All amounts exclude TRAKRS, Swapstream and auction-traded products.

(in thousands)	**2006**	2005	Change
Product Line Average Daily Volume:			
Interest rate	**3,078**	2,380	29%
Equity	**1,734**	1,389	25
Foreign exchange	**453**	334	35
Commodity and alternative investment	**78**	55	41
Average Daily Volume of Total Products	**5,343**	4,158	28
Electronic Volume	**3,808**	2,895	31
Electronic Volume as a Percentage of Total Average Daily Volume	**71%**	70%	

Interest Rate Products

Interest rate product volume increased in 2006 due primarily to uncertain market expectations surrounding interest rates, including those created by changes in Federal Reserve monetary policy, expansion in the use of our electronic trading platform as a result of technological enhancement and increased use of automated trading systems. The volume of interest rate products traded electronically increased by 34% to 1.8 million contracts per day in 2006. Trends favoring the trading of derivative products also contributed to the increase in volume.

The average daily volume of CME Eurodollar options, which are traded predominantly through open outcry, increased by 44% to 1.1 million contracts in 2006. In conjunction with the increase in Eurodollar options volume, the average daily volume of CME Eurodollar options traded electronically also increased to 77,000 contracts in 2006 from 28,000 contracts in 2005. In April 2006, we launched a new incentive program to increase electronic trading of CME Eurodollar options. The program, which was initially effective through December 2006, was extended through June 2007. The program provided a reduced fee schedule for customers meeting percentage thresholds for electronic trading of CME Eurodollar options.

Equity Products

The increase in equity product volume for the year was due primarily to technological enhancements, increased usage of equity option products, occasional significant daily fluctuations in stock market volatility, as measured by the CBOE Volatility Index, and efforts to attract new customers.

Average daily volume of our E-mini equity products increased by 25% to 1.6 million contracts in 2006 compared with 2005. In particular, E-mini S&P 500 volume increased 27% to 1.1 million contracts. Volume for our electronically traded E-mini equity options increased to 45,000 contracts per day in 2006 from 18,000 contracts per day in 2005.

Foreign Exchange Products

In December 2006, foreign exchange volume set a monthly volume record with 621,000 contracts traded per day. The increase in trading of foreign exchange products resulted from the previously mentioned technological enhancements which facilitated faster execution of trades, additional liquidity and fee incentive programs, including those specifically targeted to attract commodity trading advisors and large hedge funds. In 2006, 88% of our foreign exchange volume traded through the CME Globex platform compared with 81% during 2005.

Commodity and Alternative Investment Products

Trading in commodity and alternative investment products increased as a result of the growing appeal of commodities as an asset class, which has attracted additional trading activity in live cattle and lean hog products.

Average Rate Per Contract The impact of the 28% increase in average daily trading volume during 2006 was partially offset by a decrease in the average rate, or revenue, per contract. All amounts in the following table exclude TRAKRS, Swapstream and auction-traded products.

	2006	2005	Change
Total Volume (in millions)	**1,341.1**	1,047.9	28%
Clearing and Transaction Fees (in millions)	**$ 864.4**	$ 695.7	24
Average Rate per Contract	**$ 0.645**	$ 0.664	(3)

In 2006, the average rate per contract decreased when compared with 2005 due primarily to the following factors:

- Incentives and discounts increased as a result of volume growth, reducing the average rate per contract by $0.021;
- The number of inactive clearing firms and trading volume from automated trading systems that receive lower-priced member rates increased resulting in a slight rise in the percentage of trades executed by member customers to 80% of total volume from 79% in 2005;
- Higher-priced privately negotiated trades, as a percentage of total volume, decreased to 1.0% during 2006 compared with 1.2% in 2005; and
- The average daily volume of CME Eurodollar options traded through open outcry, one of our lowest priced products, increased by 38%. This represented 19% of total volume in 2006 compared with 17% in 2005. Clearing and transaction fees from CME Eurodollar options traded through open outcry averaged $0.33 per contract in 2006 and 2005.

These decreases were partially offset by broad-based pricing increases implemented in August 2005, which contributed incremental revenue of approximately $13.0 million when compared with 2005. Additionally, the rate per contract was favorably impacted by a higher percentage of trades executed through the CME Globex platform for which additional fees are assessed.

QUOTATION DATA FEES The growth in revenue resulted primarily from a fee increase that was implemented on January 1, 2006. Users of our basic service paid $40 per month for each market data screen, or device, in 2006. The monthly charge in effect during 2005 was $35. This higher rate contributed to a $10.4 million increase in subscriber fees for 2006 compared with 2005 and was partially offset by a $1.5 million decrease in assessments, which result from our periodic audits of usage data previously provided by our customers.

PROCESSING SERVICES Revenue increased primarily as a result of increased trading volume at CBOT and higher volume executed on the CME Globex platform under our agreement with NYMEX. CBOT's average daily trading volume was 3.2 million contracts for 2006, an increase of 20% over the 2.7 million contracts traded in 2005. This increased volume at CBOT generated incremental revenue of $11.6 million in 2006. Revenue from services provided to NYMEX increased by $9.8 million in 2006 when compared with 2005. Our prior agreement with NYMEX ended in November 2005. Trading under our new 10-year agreement began in June 2006. The new agreement added metals futures products and expanded the number of energy futures products, including the addition of physically delivered WTI futures products, which we now list for NYMEX on the CME Globex platform. As a result, the average daily volume of NYMEX electronic trading increased significantly on our platform during 2006.

ACCESS FEES Growth in revenue resulted from the expiration, in July 2006, of an incentive program to encourage our customers to switch to a higher bandwidth connection.

OPERATING EXPENSES

(dollars in millions)	**2006**	2005	Change
Compensation and benefits	**$ 203.0**	$ 179.6	13%
Communications	**31.6**	31.1	2
Technology support services	**31.2**	26.9	16
Professional fees and outside services	**33.2**	26.1	27
Amortization of purchased intangibles	**1.3**	0.7	73
Depreciation and amortization	**72.8**	64.9	12
Occupancy and building operations	**29.6**	28.5	4
Licensing and other fee agreements	**25.7**	18.0	43
Other	**40.5**	36.0	13
Total Expenses	**$ 468.9**	$ 411.8	14

COMPENSATION AND BENEFITS The increase in compensation and benefits expense during 2006 relative to 2005 consisted primarily of the following:

(in millions)	Increases
Average headcount	$ 9.8
Change in average salaries, benefits and employer taxes	7.4
Bonus	4.3
Stock-based compensation	3.8
Capitalization for software development and reimbursable costs	(3.6)

- Average headcount increased by 7%, or approximately 90 employees, in 2006 compared with 2005 primarily as a result of increased hiring to support technology initiatives. Our acquisition of Swapstream, which was completed in August 2006, also contributed to the increase in average headcount for the year. At December 31, 2006 and 2005, we had approximately 1,430 and 1,320 employees, respectively.
- Bonus expense accrued under the provisions of our annual incentive plan increased due primarily to growth in our employee headcount and salary increases for existing employees.
- Stock-based compensation increased primarily as a result of additional expense from options granted in June 2006 and the full impact in 2006 of the expense related to the June 2005 grant. In addition, the fair value per share of options granted in June 2006 increased when compared with the fair value of options granted in June 2005.
- Increases were partially offset by increased capitalization of compensation and benefits expense relating to software development. The increase in capitalized software costs resulted primarily from development needed to provide trading and other services to FXMS.

TECHNOLOGY SUPPORT SERVICES We experienced growth of 20% in the average number of transactions processed electronically during 2006 when compared with 2005. As a result of the continued growth in transactions processed, additional maintenance and service contracts were required to support increases in hardware and software purchases.

PROFESSIONAL FEES AND OUTSIDE SERVICES Legal fees increased $4.1 million in 2006 when compared with 2005 due primarily to the structuring and establishment of FXMS and litigation costs related to the ongoing antitrust lawsuit filed by Eurex U.S. in 2003.

In addition, other professional fees increased $3.4 million in 2006 due primarily to the use of consulting services to support several clearing and trading systems projects as well as enhancements to the CME Globex platform's functionality, including the ability to execute complex options trading strategies. During the fourth quarter, merger-related integration planning also contributed to an increase in professional fees.

DEPRECIATION AND AMORTIZATION During the second quarter of 2006, we began an 18-month process of migrating the electronic trading of products to new Hewlett Packard Integrity NonStop servers that incorporate Intel Itanium processors. As a result of the migration, we reassessed and shortened the estimated useful lives on our existing processors which resulted in additional depreciation expense of $1.9 million in 2006 when compared with 2005. In addition, depreciation and amortization of 2005 and 2006 property additions exceeded the depreciation and amortization of assets that have become fully depreciated or retired since January 1, 2005, resulting in an increase in 2006 depreciation and amortization expense.

Property additions for 2006 and 2005 are summarized below. Technology-related assets include purchases of computers and related equipment, software, the cost of developing internal use software and costs associated with the expansion of our data centers.

(dollars in millions)	**2006**	2005
Total property additions, including landlord-funded leasehold improvements	**$ 88.2**	$ 87.6
Technology-related assets as a percentage of total additions	**90%**	91%

OCCUPANCY AND BUILDING OPERATIONS We entered into two new leases for additional space in Chicago and London during 2006. The Chicago lease, which began in August 2006, provides us with an opportunity to reorganize and maximize the utilization of our facilities in the downtown area. The London lease, which began in November 2006, allowed us to consolidate our existing London office with Swapstream's facilities. The new leases resulted in additional rent expense of $1.1 million in 2006.

LICENSING AND OTHER FEE AGREEMENTS A large portion of the increase in this expense was attributable to an increase in licensing rates for S&P E-mini products and, to a lesser extent, NASDAQ E-mini products. Rate increases went into effect in June 2005 for NASDAQ products and September 2005 for S&P products in return for extending our exclusive rights to offer these products. Renegotiated licensing rates resulted in $6.5 million of incremental expense compared with 2005. Also, higher average daily trading volume for licensed products resulted in additional expense of $2.4 million in 2006. Higher volumes were attributable primarily to E-mini products based on the S&P 500 and NASDAQ-100.

These increases in expense were partially offset by a $0.9 million decrease in fees paid to market maker program participants. The reduction in market maker fees was due primarily to the expiration of the Russell 1000 program in December 2005.

OTHER EXPENSE In 2006, this expense increased primarily as a result of the preparation for and launch of a new global brand advertising campaign. The promotion of new products and production of CME's quarterly magazine, which launched in the third quarter of 2005, also contributed to an increase in expense.

NON-OPERATING INCOME AND EXPENSE

(dollars in millions)	**2006**	2005	Change
Investment income	**$ 55.8**	$ 31.4	77%
Securities lending interest income	**94.0**	58.7	60
Securities lending interest expense	**(92.1)**	(56.8)	62
Interest expense	**(0.2)**	(0.3)	(30)
Equity in losses of unconsolidated subsidiaries	**(6.9)**	(2.6)	162
Total Non-Operating	**$ 50.6**	$ 30.4	66

INVESTMENT INCOME Rising market interest rates as well as increased funds available for investment resulted in increased investment income in 2006 when compared with 2005. Increases in investment income were partially offset by an increase in tax-advantaged investments, as a percentage of the total portfolio, during 2006. The annualized average rate of return and average investment balance indicated in the table below include short-term investments classified as cash and cash equivalents, marketable securities and clearing firms' cash performance bonds and security deposits, but exclude the first IEFs and our non-qualified deferred compensation plan. Non-qualified deferred compensation plan earnings are excluded from this analysis as there is an equal and offsetting amount in compensation and benefits expense.

(dollars in millions)	**2006**	2005	Change
Annualized average rate of return	**4.16%**	2.99%	1.17%
Average investment balance	**$ 1,294.1**	$ 951.6	$ 342.5
Increase in income due to balance			$ 15.1
Increase in income due to rate			10.3

Increases due to rate and balance changes were partially offset by a decrease of $1.9 million resulting from the discontinuance of our investment in the first IEFs as of December 2005.

SECURITIES LENDING INTEREST INCOME AND EXPENSE The average daily balance of funds available for lending increased during 2006 relative to 2005. This was primarily the result of a policy change effective October 1, 2005 that increased the amount of securities available for lending to 70% from 50% of total eligible securities.

(dollars in billions)	**2006**	2005	Change
Average daily balance of funds invested	**$ 1.9**	$ 1.8	$ 0.1
Annualized average rate earned	**5.01%**	3.34%	1.67%
Annualized average rate paid	**4.91**	3.23	1.68
Net earned from securities lending	**0.10**	0.11	(0.01)

EQUITY IN LOSSES OF UNCONSOLIDATED SUBSIDIARIES This includes $6.1 million of losses from our investment in FXMS, which was formed in July 2006, as well as our proportionate share of losses from OneChicago.

INCOME TAX PROVISION

In 2006, the effective tax rate decreased from 39.6% to 39.4% when compared with 2005. The decrease is due primarily to increased investments in tax-advantaged securities, the impact of which was partially offset by the non-deductibility of net operating losses generated by our Swapstream operations subsequent to our acquisition of this business in August 2006.

Liquidity and Capital Resources

CASH REQUIREMENTS

Historically, we have met our operational funding requirements with cash generated by operations. If operations do not provide sufficient funds to meet short-term and long-term capital expenditure requirements, cash and cash equivalents or marketable securities can be reduced to provide the needed funds, assets can be acquired through capital leases, or we can borrow using public or private debt facilities. In addition, we believe we can fund any pending or potential future acquisitions with internally available cash, debt financing or the issuance of equity securities.

On February 26, 2008, we completed our transaction with Brazilian Mercantile & Futures Exchange S.A. (BM&F). We issued 1.2 million shares of Class A common stock (approximately a 2% equity interest in the company) in exchange for 101.1 million shares of BM&F (an equity interest of approximately 10%). Neither CME Group nor BM&F may sell its equity interest in the other until February 2012 under the provisions of the agreement. Our investment in BM&F is recorded at a cost of $631.4 million based on our stock price of $531.00 at close on February 25, 2008.

Cash will also be required for operating leases and non-cancelable purchase obligations as well as commitments reflected as liabilities in our consolidated balance sheet at December 31, 2007. These commitments are as follows (in thousands):

Year	Operating Leases	Purchase Obligations	Other Liabilities	Total[a]
2008	$ 17,731	$ 66,640	$ 21,651	$ 106,022
2009-2010	32,970	17,996	—	50,966
2011-2012	33,719	12,356	—	46,075
Thereafter	147,922	8,000	—	155,922
Total	**$ 232,342**	**$ 104,992**	**$ 21,651**	**$ 358,985**

(a) Gross unrecognized tax liabilities of $9.7 million determined under FIN No. 48 are not included in the commitments table due to uncertainty about the date of their settlement.

Future capital expenditures for technology are anticipated as we continue to support our growth through investment in increased system capacity and performance and through technological initiatives on our electronic trading platforms. Each year capital expenditures are incurred for improvements to and expansion of our trading floor facilities, offices, remote data centers, telecommunications capabilities and other operating equipment. We expect 2008 capital expenditures to total between $225.0 million and $235.0 million, excluding leasehold improvements for our new office space that will be funded with landlord allowances. Anticipated capital expenditures for 2008 include approximately $77.0 million of data center build-out costs related primarily to our new data center.

We intend to continue to pay a regular quarterly dividend to our shareholders. The decision to pay a dividend, however, remains within the discretion of our Board of Directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our Board of Directors deems relevant. In 2007, our annual dividend target remained at approximately 30% of the prior year's cash earnings. For 2008, our annual dividend target will remain at approximately 30% of 2007 cash earnings calculated as if the merger with CBOT Holdings had occurred on January 1, 2007. On January 30, 2008, the Board of Directors declared a regular quarterly dividend of $1.15 per share payable on March 25, 2008 to shareholders of record on March 10, 2008. Assuming no changes in the number of shares outstanding other than the issuance of 1.2 million shares to BM&F, the March 2008 dividend payment will total approximately $62.6 million.

SOURCES AND USES OF CASH

Net cash provided by operating activities was $814.4 million in 2007 compared with $471.7 million in 2006. Net cash provided by operating activities increased due primarily to the increase in net income during 2007. In 2007, net cash provided by operating activities was $155.8 million higher than net income. Adjustments to net income consisted primarily of $105.7 million in depreciation and amortization, $33.9 million of amortization of purchased intangibles, and a $31.2 million increase in other current liabilities, partially offset by a $50.6 million increase in deferred income taxes and a $49.9 million increase in accounts receivable. The increase in depreciation and amortization expense is due primarily to additional assets obtained in our recent merger with CBOT Holdings. Accounts receivable in any period result primarily from the clearing and transaction fees billed in the last month of the reporting period.

Cash used in investing activities was $78.6 million in 2007 compared with $85.9 million in 2006. The decrease in cash used compared with 2006 was due primarily to $116.0 million of cash acquired in our merger with CBOT Holdings and a $30.7 million increase in proceeds from maturities of marketable securities, net of purchases. These increases in cash were partially offset by a $75.8 million increase in property and equipment purchases, $39.8 million used to purchase exercise right privileges, and an increase of $37.2 million in merger-related transaction costs.

Cash used in financing activities was $859.9 million in 2007 compared with $27.2 million for 2006. The increase in cash used was due primarily to $949.3 million paid to repurchase common stock and a $64.0 million increase in cash dividends to shareholders. This increase in cash used was partially offset by proceeds of debt issuances, net of maturities and debt issuance costs, of $162.9 million.

DEBT INSTRUMENTS

We maintain a 364-day revolving loan facility, with various financial institutions, which provides for loans of up to $750.0 million. This revolving loan facility serves as a back-up facility for our commercial paper program. Proceeds from the program were used to partially fund our recent tender offer stock repurchase and related fees. On September 5, 2007, we purchased 1.7 million shares of our Class A common stock at a purchase price of $560 per share for a total cost of approximately $950.6 million, including related fees and expenses. Under the terms of the facility, proceeds can also be used to finance the BM&F investment transaction and to pay general corporate purposes of up to $300.0 million.

Our clearing house maintains an $800.0 million 364-day line of credit with a consortium of banks to be used in certain situations. The line of credit, which was renewed on October 12, 2007, continues to be collateralized by clearing firm security deposits held by us in the form of U.S. Treasury or agency securities, as well as security deposit funds in the Interest Earning Facilities and any performance bond deposits of a clearing firm that has defaulted on its obligation. The line of credit can only be drawn on to the extent it is collateralized. Security deposit collateral was $1.4 billion at December 31, 2007.

To satisfy our performance bond obligations with SGX, we pledge CME-owned U.S. Treasury securities in lieu of, or in combination with, irrevocable letters of credit. At December 31, 2007, the letters of credit totaled $113.0 million. In addition, we had pledged securities with a fair value of $100.1 million at December 31, 2007.

CME also guarantees a $5.0 million standby letter of credit for GFX. The beneficiary of the letter of credit is the clearing firm that is used by GFX to execute and maintain its futures positions. The letter of credit will be utilized in the event GFX defaults in meeting performance bond requirements to its clearing firm.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2007, we did not have any significant off-balance sheet arrangements as defined by the regulations of the Securities and Exchange Commission.

LIQUIDITY AND CASH MANAGEMENT

Cash and cash equivalents totaled $845.3 million at December 31, 2007 compared with $969.5 million at December 31, 2006. The balance retained in cash and cash equivalents was a function of anticipated or possible short-term cash needs, prevailing interest rates, our investment policy, alternative investment choices and any dividends that we pay.

Current net deferred tax assets of $18.4 million and $7.2 million are included in other current assets at December 31, 2007 and December 31, 2006, respectively. Current net deferred tax assets result primarily from stock-based compensation and restructuring liabilities. At December 31, 2006, non-current net deferred tax assets were $30.9 million consisting primarily of depreciation and amortization, software development costs, stock-based compensation and deferred compensation.

At December 31, 2007, non-current net deferred tax liabilities were $3.8 billion. Net deferred tax liabilities are primarily the result of purchase accounting for intangible assets in our merger with CBOT Holdings. Non-current net deferred tax liabilities also include an $11.2 million deferred tax asset for acquired and accumulated net operating losses related to Swapstream. Since Swapstream has not yet developed a pattern of operating income, our assessment at December 31, 2007 is that we do not believe that we currently meet the more-likely-than-not threshold that would allow us to realize the value of acquired and accumulated foreign net operating losses in the future. As a result, the deferred tax benefit arising from these net operating losses has been fully reserved.

Each clearing firm is required to deposit and maintain a specified performance bond balance, which is determined by parameters established by the risk management department of the clearing house and may fluctuate over time. Performance bond requirements can be satisfied with a variety of approved investments and cash. Cash performance bonds and security deposits are included in our consolidated balance sheets. With the exception of the portion of securities deposited that are utilized in our securities lending program, clearing firm deposits, other than those retained in the form of cash, are not included in our consolidated balance sheets. Securities lending transactions utilize a portion of the securities that clearing firms have deposited to satisfy their proprietary performance bond requirements. Securities lending activity fluctuates based on the amount of securities that clearing firms have deposited and the demand for securities lending activity in the particular securities available to us. As a result of these factors, the balances in cash performance bonds and security deposits, as well as the balances in our securities lending program, may fluctuate significantly over time.

Cash performance bonds and security deposits and collateral from securities lending consisted of the following at December 31:

(in millions)	2007	2006
Cash performance bonds	$ 799.1	$ 506.0
Cash security deposits	18.6	15.1
Cross-margin arrangements	—	0.1
Performance collateral for delivery	15.3	—
Total Cash Performance Bonds and Security Deposits	833.0	521.2
Collateral from securities lending activities and payable under securities lending agreements	2,862.0	2,130.2
Total	**$ 3,695.0**	$ 2,651.4

We are required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of customers. In addition, our exchange rules require a segregation of all funds and securities deposited by clearing firms from exchange operating funds and marketable securities. As with cash performance bonds and security deposits, these balances will fluctuate due to the investment choices available to clearing firms and the change in total deposits required. Securities, at fair value, and IEF funds were deposited for the following purposes at December 31:

(in millions)	2007	2006
Performance bonds	$ 57,165.5	$ 47,270.6
Security deposits	1,440.0	1,250.5
Cross-margin arrangements	486.2	273.7
Performance collateral for delivery	49.9	—
Total	**$ 59,141.6**	$ 48,794.8

CASH EARNINGS

Cash earnings, a non-GAAP measure, is the primary metric used by us to measure our financial performance. It is the basis for calculating dividends to shareholders. It is calculated as net income plus depreciation and amortization expense (excluding amortization of landlord-funded amounts), plus tax-effected stock-based compensation, plus tax-effected amortization of purchased intangibles, less capital expenditures excluding landlord-funded amounts. For 2008, our annual dividend target will be based on 2007 cash earnings calculated as if the merger with CBOT Holdings had occurred on January 1, 2007. The cash earnings amount is calculated as follows:

(in millions)	2007	2006
Net income	$ 658.5	$ 407.3
Depreciation and amortization	104.4	72.8
Stock-based compensation, net of tax	13.7	10.0
Amortization of purchased intangibles, net of tax	20.4	—
Capital expenditures	(153.2)	(87.3)
Cash Earnings	643.8	402.8
CBOT Holdings' cash earnings[a]	192.5	—
Pro Forma Cash Earnings	**$ 836.3**	$ 402.8

(a) CBOT Holdings' cash earnings reflect CBOT Holdings' consolidated net income for the period January 1 through July 12, 2007, plus depreciation and amortization expense, plus tax-effected stock-based compensation, less capital expenditures. All adjustments to net income were calculated for the period January 1 through July 12, 2007.

The cash earnings calculation, with some modifications, is also used as the basis for determining annual incentive payments to employees.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to various market risks, including those caused by changes in interest rates and foreign currency exchange rates.

INTEREST RATE RISK Our investment policy is to preserve principal and liquidity while maximizing return through the investment of available funds. Investments typically include money market mutual funds, municipal securities, and U.S. Treasury and government agency securities with fixed or variable rate terms. Under our investment policy, we monitor interest rate risk by completing regular reviews of our marketable securities portfolio and its sensitivity to changes in the general level of interest rates, commonly referred to as a portfolio's duration. We control the duration of the portfolio primarily through the purchase of individual marketable securities having duration consistent with our overall investment policy. In addition, we will generally hold marketable securities to maturity, which will act as a further mitigating factor to interest rate risk. Under our investment policy, the aggregate portfolio duration cannot exceed 24 months.

A change in market interest rates would affect interest income as well as the fair value of investments. All of our investments are carried at fair value. For purposes of this analysis, marketable securities exclude the investments of our non-qualified deferred compensation plan. Interest income from short-term cash investments, marketable securities, and cash performance bonds and security deposits was $69.8 million and $53.8 million in 2007 and 2006, respectively. Our marketable securities portfolio experienced a net unrealized gain of $3.1 million in 2007 and a net unrealized gain of $2.1 million in 2006. There were no material realized gains or losses from sales of marketable securities in either period.

Expected maturities and interest coupon rates for marketable securities, all of which were fixed-rate securities, were as follows at December 31, 2007 (dollars in thousands):

Year	Principal Cash Flows	Weighted Average Interest Rate
2008	$ 180,410	3.08%
Fair Value	$ 180,242	

The 2008 expected maturities include $26.7 million in principal amount of zero coupon marketable securities. Excluding zero coupon securities, the 2008 weighted average interest rate would be 3.61%.

We maintain a 364-day revolving loan facility of up to $750.0 million with various financial institutions. This loan facility serves as a back-up facility for our commercial paper program. As of December 31, 2007, we have not utilized this facility. During 2007, commercial paper notes with an aggregate par value of $1.2 billion and maturities ranging from one to 97 days were issued. We believe the short-term nature of these borrowings and the availability of funds from operations mitigates our interest rate risk exposure.

FOREIGN EXCHANGE RISK GFX engages primarily in the purchase and sale of our foreign exchange futures contracts on the CME Globex platform to provide additional liquidity in these products. GFX subsequently enters into offsetting transactions using futures contracts or spot foreign exchange transactions with approved counterparties in the interbank market to limit its market risk. Any potential impact on the GFX earnings from a change in foreign exchange rates would not be significant. Net intraday position limits, which are established for each trader, totaled $12.0 million in aggregate notional value as of December 31, 2007.

At December 31, 2007, GFX held futures positions with a notional value of $131.7 million, offset by a similar amount of spot foreign exchange positions. The notional value of futures positions at December 31, 2006 totaled $111.8 million. All positions are marked to market on a daily basis using our foreign exchange settlement prices, with resulting gain or loss reflected in other revenues. Net trading gains were $9.2 million and $7.0 million for the years ended December 31, 2007 and 2006, respectively.

The third-party contract relating to our e-CBOT electronic trading platform obligates us to make payments denominated in pounds sterling. As a result, we are exposed to movements in foreign currency exchange rates.

We engage in foreign currency hedging activities in order to reduce our risk from movements in foreign currency exchange rates where practicable to do so. However, where we are not able to enter into foreign currency hedging transactions on terms satisfactory to us, we retain risk associated with movements in foreign currency exchange rates. The primary purpose of our foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials and services and liabilities created in the normal course of our business. We do not rely on economic hedges to manage risk.

We currently utilize foreign currency forward contracts that we have identified as fair value hedges. These are intended to offset the effect of exchange rate fluctuations on firm commitments for purchases of fixed annual and quarterly services denominated in pounds sterling. Forward contracts designated as hedges had a notional amount of approximating $13.3 million (£6.7 million) at December 31, 2007. Certain forward contracts previously designated as hedges have been undesignated as a result of negotiations with vendors which reduced the firm commitments previously hedged. Forward contracts which were undesignated had a notional value of approximately $6.0 million (£3.0 million) at December 31, 2007. The fair value of hedging contracts and non-hedging contracts was $1.8 million and $0.8 million, respectively, at December 31, 2007. Losses related to contracts that no longer qualify for hedge accounting totaled $0.1 million in 2007.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system has been designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. The scope of this assessment included the combined operations of CME Group which includes the operations of the former CBOT Holdings. Management based this assessment on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework Issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluating the design of our internal control over financial reporting and testing the operational effectiveness of our internal control over financial reporting. The results of its assessment were reviewed with the Audit Committee of the Board of Directors.

Based on this assessment, management believes that, as of December 31, 2007, our internal control over financial reporting is effective. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in the following report.

Reports of the Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CME GROUP INC.

We have audited CME Group Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CME Group Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CME Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of CME Group Inc. and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 26, 2008

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CME GROUP INC.

We have audited the accompanying consolidated balance sheets of CME Group Inc. and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CME Group Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CME Group Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 26, 2008

Consolidated Balance Sheets

(in thousands, except per share data)	2007	AT DECEMBER 31 2006
Assets		
Current Assets:		
Cash and cash equivalents	$ 845,312	$ 969,504
Collateral from securities lending	2,862,026	2,130,156
Marketable securities available for sale, including pledged securities of $100,061 and $100,729	203,308	269,516
Accounts receivable, net of allowance of $1,392 and $552	187,487	121,128
Other current assets	55,900	37,566
Cash performance bonds and security deposits	833,022	521,180
Total current assets	4,987,055	4,049,050
Property, net of accumulated depreciation and amortization	377,452	168,755
Intangible assets – trading products	7,987,000	—
Intangible assets – other, net of accumulated amortization	1,796,789	12,776
Goodwill	5,049,211	11,496
Other assets	108,690	64,428
Total Assets	$ 20,306,197	$ 4,306,505
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 58,965	$ 25,552
Payable under securities lending agreements	2,862,026	2,130,156
Short-term debt	164,435	—
Other current liabilities	157,615	78,466
Cash performance bonds and security deposits	833,022	521,180
Total current liabilities	4,076,063	2,755,354
Deferred tax liabilities	3,848,240	—
Other liabilities	76,257	32,059
Total Liabilities	8,000,560	2,787,413
Shareholders' Equity:		
Preferred stock, $0.01 par value, 9,860 shares authorized, none issued or outstanding	—	—
Series A junior participating preferred stock, $0.01 par value, 140 shares authorized, none issued or outstanding	—	—
Class A common stock, $0.01 par value, 1,000,000 shares authorized, 53,278 and 34,836 shares issued and outstanding as of December 31, 2007 and 2006, respectively	533	348
Class B common stock, $0.01 par value, 3 shares authorized, issued and outstanding	—	—
Additional paid-in capital	10,688,766	405,514
Retained earnings	1,619,440	1,116,209
Accumulated other comprehensive loss	(3,102)	(2,979)
Total Shareholders' Equity	12,305,637	1,519,092
Total Liabilities and Shareholders' Equity	$ 20,306,197	$ 4,306,505

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)	2007	2006	2005
			YEAR ENDED DECEMBER 31
Revenues			
Clearing and transaction fees	**$ 1,427,320**	$ 866,089	$ 696,201
Quotation data fees	**145,054**	80,836	71,741
Processing services	**106,404**	90,148	68,730
Access and communication fees	**35,804**	28,742	27,830
Other	**41,519**	24,132	25,264
Total Revenues	**1,756,101**	1,089,947	889,766
Expenses			
Compensation and benefits	**263,347**	202,966	179,594
Communications	**43,471**	31,580	31,098
Technology support services	**50,480**	31,226	26,837
Professional fees and outside services	**53,142**	33,184	26,118
Amortization of purchased intangibles	**33,878**	1,267	732
Depreciation and amortization	**105,653**	72,783	64,917
Occupancy and building operations	**48,202**	29,614	28,529
Licensing and other fee agreements	**35,651**	25,728	17,982
Restructuring	**8,892**	—	—
Other	**62,892**	40,521	36,013
Total Expenses	**705,608**	468,869	411,820
Operating Income	**1,050,493**	621,078	477,946
Non-Operating Income and Expense			
Investment income	**73,059**	55,792	31,441
Securities lending interest income	**121,494**	94,028	58,725
Securities lending interest expense	**(114,453)**	(92,103)	(56,778)
Interest expense	**(3,629)**	(223)	(319)
Guarantee of exercise right privileges	**(17,167)**	—	—
Equity in losses of unconsolidated subsidiaries	**(13,995)**	(6,915)	(2,636)
Total Non-Operating	**45,309**	50,579	30,433
Income Before Income Taxes	**1,095,802**	671,657	508,379
Income tax provision	**437,269**	264,309	201,522
Net Income	**$ 658,533**	$ 407,348	$ 306,857
Earnings per Common Share:			
Basic	**$ 15.05**	$ 11.74	$ 8.94
Diluted	**14.93**	11.60	8.81
Weighted Average Number of Common Shares:			
Basic	**43,754**	34,696	34,315
Diluted	**44,107**	35,124	34,839

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands, except per share data)	Class A Common Stock (Shares)	Class B Common Stock (Shares)	Common Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2004	34,099	3	$ 261,391	$ 552,801	$ (1,595)	$ 812,597
Comprehensive income:						
Net income				306,857		306,857
Change in net unrealized loss on securities, net of tax of $833					(1,312)	(1,312)
Total comprehensive income						305,545
Cash dividends on common stock of $1.84 per share				(63,260)		(63,260)
Exercise of stock options	418		6,956			6,956
Excess tax benefits from option exercises and restricted stock vesting			43,361			43,361
Vesting of issued restricted Class A common stock	25					
Shares issued to Board of Directors	2		476			476
Shares issued under the Employee Stock Purchase Plan	1		373			373
Stock-based compensation			12,636			12,636
Balance at December 31, 2005	34,545	3	$ 325,193	$ 796,398	$ (2,907)	$ 1,118,684
Comprehensive income:						
Net income				407,348		407,348
Change in net unrealized loss on securities, net of tax of $842					1,276	1,276
Change in foreign currency translation adjustment, net of tax of $284					431	431
Total comprehensive income						409,055
Adjustment to initially adopt SFAS No. 158, net of tax of $1,174					(1,779)	(1,779)
Sale of membership shares by OneChicago, LLC, net of tax of $1,717			2,603			2,603
Cash dividends on common stock of $2.52 per share				(87,537)		(87,537)
Exercise of stock options	279		15,422			15,422
Excess tax benefits from option exercises and restricted stock vesting			43,882			43,882
Vesting of issued restricted Class A common stock	7					
Shares issued to Board of Directors	3		1,393			1,393
Shares issued under the Employee Stock Purchase Plan	2		1,010			1,010
Stock-based compensation			16,359			16,359
Balance at December 31, 2006	**34,836**	**3**	**$ 405,862**	**$ 1,116,209**	**$ (2,979)**	**$ 1,519,092**
Cumulative effect of adopting FIN No. 48				**(3,720)**		**(3,720)**
Balance at January 1, 2007	**34,836**	**3**	**405,862**	**1,112,489**	**(2,979)**	**1,515,372**
Comprehensive income:						
Net income				**658,533**		**658,533**
Change in net unrealized loss on securities, net of tax of $1,232					**1,854**	**1,854**
Change in net actuarial loss on defined benefit plans, net of tax of $1,570					**(2,363)**	**(2,363)**
Change in foreign currency translation adjustment, net of tax of $259					**386**	**386**
Total comprehensive income						**658,410**
Cash dividends on common stock of $3.44 per share				**(151,582)**		**(151,582)**
Common stock and stock options issued to complete merger, including stock issuance costs	**19,816**		**11,126,141**			**11,126,141**
Repurchase of Class A common stock	**(1,695)**		**(950,642)**			**(950,642)**
Exercise of stock options	**309**		**39,113**			**39,113**
Excess tax benefits from option exercises and restricted stock vesting			**42,541**			**42,541**
Vesting of issued restricted Class A common stock	**6**					
Shares issued to Board of Directors	**4**		**2,143**			**2,143**
Shares issued under the Employee Stock Purchase Plan	**2**		**1,295**			**1,295**
Stock-based compensation			**22,846**			**22,846**
Balance at December 31, 2007	**53,278**	**3**	**$ 10,689,299**	**$ 1,619,440**	**$ (3,102)**	**$ 12,305,637**

See accompanying notes to consolidated financial statements.

			YEAR ENDED DECEMBER 31
(in thousands)	**2007**	2006	2005
Cash Flows from Operating Activities:			
Net income	**$ 658,533**	$ 407,348	$ 306,857
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	**22,846**	16,359	12,636
Amortization of shares issued to Board of Directors	**1,733**	998	318
Amortization of purchased intangibles	**33,878**	1,267	732
Depreciation and amortization	**105,653**	72,783	64,917
Loss on disposal of fixed assets	**—**	—	676
Non-cash restructuring	**6,472**	—	—
Allowance for doubtful accounts	**375**	(276)	(261)
Net amortization (accretion) of premiums and discounts on marketable securities	**(1,152)**	275	2,254
Amortization of debt issue costs and discount on commercial paper issued	**1,431**	—	—
Guarantee of exercise right privileges	**17,167**	—	—
Equity in losses of unconsolidated subsidiaries	**13,995**	6,915	2,636
Deferred income taxes	**(50,583)**	(24,847)	(3,245)
Change in assets and liabilities, net of effects from merger with CBOT Holdings:			
Accounts receivable	**(49,926)**	(35,878)	(11,634)
Other current assets	**8,021**	6,001	(13,727)
Other assets	**(1,256)**	(10,275)	(5,239)
Accounts payable	**4,594**	1,621	508
Other current liabilities	**31,233**	18,129	(9,368)
Other liabilities	**11,360**	11,276	172
Net Cash Provided by Operating Activities	**814,374**	471,696	348,232
Cash Flows from Investing Activities:			
Proceeds from maturities of marketable securities	**203,801**	73,668	75,231
Purchases of marketable securities	**(129,125)**	(29,681)	(70,063)
Purchases of property, net	**(163,644)**	(87,810)	(85,627)
Purchase of CBOE exercise right privileges	**(39,750)**	—	—
Cash acquired in merger with CBOT Holdings	**116,010**	—	—
Acquisition of Swapstream, net of cash received	**—**	(17,651)	—
Merger-related transaction costs	**(43,898)**	(6,715)	—
Capital contributions to FXMarketSpace Limited	**(18,973)**	(13,876)	—
Contingent consideration for Liquidity Direct Technology, LLC assets	**(3,059)**	(2,580)	(1,030)
Capital contributions to OneChicago, LLC	**—**	(1,215)	(844)
Net Cash Used in Investing Activities	**(78,638)**	(85,860)	(82,333)
Cash Flows from Financing Activities:			
Proceeds from short-term debt, net of debt issuance costs	**1,160,836**	—	—
Repayment of short-term debt	**(997,983)**	—	—
Cash dividends	**(151,582)**	(87,537)	(63,260)
Stock issuance costs in merger with CBOT Holdings	**(15,991)**	—	—
Payments for repurchase of common stock, including costs	**(949,340)**	—	—
Proceeds from exercise of stock options	**39,113**	15,422	6,956
Excess tax benefits related to employee option exercises and restricted stock vesting	**53,724**	43,882	43,361
Proceeds from Employee Stock Purchase Plan	**1,295**	1,010	373
Net Cash Used in Financing Activities	**(859,928)**	(27,223)	(12,570)
Net change in cash and cash equivalents	**(124,192)**	358,613	253,329
Cash and cash equivalents, beginning of period	**969,504**	610,891	357,562
Cash and Cash Equivalents, End of Period	**$ 845,312**	$ 969,504	$ 610,891
Supplemental Disclosure of Cash Flow Information:			
Income taxes paid	**$ 413,697**	$ 235,886	$ 169,375
Interest paid (excluding securities lending program)	**2,017**	—	717
Non-cash financing activities:			
Fair value of stock options and stock issued in connection with merger	**11,144,835**	—	—
Non-cash investing activities:			
Net unrealized securities gains (losses)	**3,087**	2,118	(2,145)
Change in foreign currency translation adjustment	**641**	715	—
Sale of membership shares by OneChicago, LLC	**—**	4,320	—
Merger-related transaction costs	**977**	5,924	—

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS Effective July 12, 2007, Chicago Mercantile Exchange Holdings Inc. (CME Holdings) merged with CBOT Holdings, Inc. (CBOT Holdings). In connection with the merger, the combined company was renamed CME Group Inc. (CME Group). CME Group and its subsidiaries are referred to collectively as "the company" in the notes to the consolidated financial statements.

Chicago Mercantile Exchange Inc. (CME) and the Board of Trade of the City of Chicago, Inc. (CBOT), wholly-owned subsidiaries of CME Group, are designated contract markets for the trading of futures and options on futures contracts. CME Group offers a wide range of products including those based on interest rates, equities, foreign exchange, commodities and alternative investments. Trades are executed through CME Group's electronic trading platforms, open outcry and privately negotiated transactions. Through its in-house Clearing Division, CME Group clears, settles, nets and guarantees performance of all matched transactions in its products and products for which it provides third-party clearing services. CME, CBOT and their subsidiaries are referred to collectively as "the exchange" in the notes to the consolidated financial statements.

PRINCIPLES OF CONSOLIDATION The financial statements and accompanying notes presented in this report include the consolidated financial results of the former CME Holdings and its subsidiaries for the years ended December 31, 2005 and 2006, and for the period January 1, 2007 through July 12, 2007. The financial results of the former CME Holdings and CBOT Holdings are included in the consolidated financial results of CME Group beginning on July 13, 2007. All intercompany transactions have been eliminated in consolidation.

The assets of CME Group consist primarily of cash, marketable securities, investments in its subsidiaries, and exercise right privileges with the Chicago Board Options Exchange, Inc. (CBOE). CME Group's liabilities consist primarily of commercial paper liabilities and a liability associated with the guaranteed value of outstanding exercise right privileges to eligible holders.

RECLASSIFICATIONS Certain reclassifications have been made to the prior years' financial statements to conform to the presentation in 2007.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities as of the date of the financial statements, as well as the amounts of revenues and expenses reported during the period, and to disclose contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS Cash equivalents consist of money market mutual funds and highly liquid investments with maturities of three months or less at the time of purchase.

MARKETABLE SECURITIES Certain marketable securities have been classified as available for sale and are carried at fair value based on quoted market prices, with net unrealized gains and losses reported net of tax in accumulated other comprehensive income (loss). Interest on marketable securities is recognized as income when earned and includes accreted discount less amortized premium. Realized gains and losses are calculated using specific identification. Additional securities held in connection with non-qualified deferred compensation plans have been classified as trading securities. These securities are included in marketable securities in the accompanying consolidated balance sheets at fair value, and net realized and unrealized gains and losses as well as dividend income are reflected in investment income.

FAIR VALUE OF FINANCIAL INSTRUMENTS Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments. The carrying values of financial instruments included in assets and liabilities in the accompanying consolidated balance sheets are reasonable estimates of their fair values.

ACCOUNTS RECEIVABLE In the ordinary course of business, a significant portion of accounts receivable and revenues are from clearing firms that are also required to be shareholders of the company. Exposure to losses on receivables for clearing and transaction fees and other amounts owed by clearing firms is dependent on each clearing firm's financial condition as well as the Class A and Class B shares that collateralize fees owed to the exchange. The exchange retains the right to liquidate shares to satisfy a clearing firm's receivable.

PERFORMANCE BONDS AND SECURITY DEPOSITS Performance bonds and security deposits held by the exchange for clearing firms may be in the form of cash, securities or deposits in one of the Interest Earning Facilities (IEFs). Cash performance bonds and security deposits are reflected in the consolidated balance sheets. Cash received may be invested by CME. These investments are primarily overnight transactions in U.S. Government securities acquired through and held by a broker-dealer subsidiary of a bank or through CME's IEF program. Any interest earned on these investments accrues to CME and is included in investment income in the consolidated statements of income.

Securities deposited by clearing firms consist primarily of short-term U.S. Treasury and U.S. Government agency securities and are not reflected in the accompanying consolidated balance sheets. These securities are held in safekeeping, although a portion of the clearing firms' proprietary performance bond deposits may be utilized in securities lending transactions. Interest and gain or loss on securities deposited to satisfy performance bond and security deposit requirements accrues to the clearing firm.

PROPERTY Property and equipment, excluding land, are reported at historical cost, net of accumulated depreciation and amortization. Land is reported at cost. As a result of its recent merger with CBOT Holdings, the company acquired three buildings with over 1.5 million square feet of commercial space. Building and improvements are recorded at cost less accumulated depreciation and amortization since acquisition. Computer software and systems include purchased software and systems, external costs specifically identifiable to the implementation of new systems and certain payroll and payroll-related costs for employees who are directly associated with and devote time to developing computer software for internal use.

Depreciation and amortization expense results from the depreciation of property purchased, as well as the amortization of purchased and internally developed software. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, as follows:

Land improvements	20 years
Buildings	40 years
Building improvements and equipment	3 to 7 years
Furniture and fixtures	7 years
Computer hardware and software	2 to 4 years

Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases. Leasehold improvements funded by landlord allowances are capitalized in the consolidated balance sheets. Maintenance and repair items as well as certain minor purchases are charged to expense as incurred.

All leases in which the company is the tenant are accounted for as operating leases under SFAS No. 13 "Accounting for Leases." Landlord allowances are recorded as a reduction to rent expense on a straight-line basis over the term of the lease.

SOFTWARE The company capitalizes certain costs of developing internal use software in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized costs generally are amortized over three years, commencing when the software is placed in service. Purchased software is amortized over four years. Multi-year software licenses are amortized over the life of the contract, which can range from three to seven years.

IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS The company reviews its long-lived assets and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable based on an examination of undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Goodwill and indefinite-lived intangible assets are reviewed for impairment on an annual basis and whenever events or circumstances indicate that their carrying values may not be recoverable. Impairment is recorded if the carrying amount exceeds fair value.

ACQUISITIONS The company accounts for acquisitions using the purchase method as required by SFAS No. 141, "Business Combinations." Under SFAS No. 141, the acquiring company allocates the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition, including identifiable intangible assets. The purchase price in excess of the fair value of the net assets and liabilities is recorded as goodwill. Among other sources, the company uses independent valuation services to assist in determining the estimated fair values of the assets and liabilities.

EMPLOYEE BENEFIT PLANS SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" requires that the funded status of a defined benefit postretirement plan be recognized in the consolidated balance sheets and changes in that funded status be recognized in the year of change in other comprehensive income. SFAS No. 158 also requires that plan assets and obligations be measured at year end. CME recognized the funded status of its pension plan as an asset in its consolidated balance sheets and recorded a one-time adjustment to accumulated other comprehensive income at December 31, 2006. The exchange recognizes future changes in actuarial gains and losses and prior service costs in the year in which the changes occur through other comprehensive income (loss).

FOREIGN CURRENCY TRANSLATION Revenues and expenses of foreign subsidiaries are translated from their functional currencies into U.S. dollars using weighted-average exchange rates while their assets and liabilities are translated into U.S. dollars using period-end exchange rates. Gains or losses resulting from foreign currency translations are charged or credited to other comprehensive income (loss).

REVENUE RECOGNITION The company's revenue recognition policies comply with Staff Accounting Bulletin No. 101 on revenue recognition. On occasion, customers will pay for services in a lump sum payment. When these circumstances occur, revenue is recognized as services are provided. Revenue recognition policies for specific sources of revenue are discussed below.

Clearing and Transaction Fees Clearing and transaction fees include per contract charges for trade execution, clearing, trading on the electronic trading platforms and other fees. Fees are charged at various rates based on the product traded, the method of trade and the exchange trading privileges of the customer making the trade. Clearing and transaction fees are recognized as revenue when a buy and sell order are matched and the trade is cleared. Therefore, unfilled or cancelled buy and sell orders have no impact on revenue. On occasion, the customer's exchange trading privileges may not be properly entered by the clearing firm and incorrect fees are charged for the transactions. When this information is corrected within the time period allowed by the exchange, a fee adjustment is provided to the clearing firm. A reserve is established for estimated fee adjustments to reflect corrections to customer exchange trading privileges. The reserve is based on the historical pattern of adjustments processed as well as specific adjustment requests. The company believes the allowances are adequate to cover estimated adjustments.

Quotation Data Fees Quotation data fees represent revenue earned for the dissemination of market information. Revenues are accrued each month based on the number of devices reported by vendors. The exchange conducts periodic audits of the number of devices reported and assesses additional fees as necessary. An allowance is established to cover uncollectible receivables from market data vendors.

Processing Services Processing services includes primarily revenues from clearing and settlement services provided to the CBOT through the closing of the merger on July 12, 2007 and electronic trading on CME Globex for the New York Mercantile Exchange (NYMEX). Although trading under the prior agreement with NYMEX ended in November 2005, trading under a new 10-year agreement began in June 2006.

Access and Communication Fees Access fees are the connectivity charges to customers of the company's electronic trading platform that are also used by market data vendors and customers. They include line charges, access fees for electronic trading platforms and hardware rental charges. The fees vary depending on the type of connection provided. An additional installation fee may be charged depending on the type of service requested and a disconnection fee may also be charged if certain conditions are met. Revenue is recognized monthly as the service is provided. An allowance is established to cover uncollectible receivables relating to access fees.

Communication fees consist of equipment rental and usage charges to customers and firms that utilize the various telecommunications networks and services in the Chicago facilities. Revenue is billed and recognized on a monthly basis.

Building Revenue Revenues from the rental of commercial space are recognized over the lease term, using the straight-line method as required under SFAS No. 13 "Accounting for Leases." Under this method, revenue is recorded evenly over the entire term of occupancy for leases with scheduled rent increases or rent abatements. Also included in revenue are ancillary charges for parking, utilities, and miscellaneous services provided to tenants. Allowances for construction and other tenant costs are considered lease incentives and are recorded as a reduction to rental income on a straight-line basis over the term of the lease.

Concentration of Revenue At December 31, 2007, there were approximately 120 clearing firms. In 2007, one firm represented approximately 11% of clearing and transaction fees revenue. No one firm represented more than 10% of our clearing and transaction fees revenue in 2006 or 2005. Should a clearing firm withdraw from either exchange, management believes the customer portion of that firm's trading activity would likely transfer to another clearing firm. Therefore, management does not believe the company is exposed to significant risk from the loss of revenue received from a particular clearing firm.

The two largest resellers of market data represented approximately 67% of quotation data fees revenue in 2007, 55% in 2006, and 53% in 2005. Should one of these vendors no longer subscribe to the company's market data, management believes the majority of that firm's customers would likely subscribe to the market data through another reseller. Therefore, management does not believe the company is exposed to significant risk from a loss of revenue received from any particular market data reseller.

STOCK-BASED PAYMENTS The company accounts for stock-based payments under the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment." All periods presented reflect stock-based compensation expense in accordance with the provisions of the effective guidance applied to all options granted or vested during the periods presented. The company recognizes expense relating to stock-based compensation on an accelerated basis. As a result, the expense associated with each vesting date within a stock grant is recognized over the period of time that each portion of that grant vests. Effective January 1, 2006, SFAS No. 123(R) required the company to estimate expected forfeitures of stock grants instead of the previous practice of accounting for forfeitures as they occur.

MARKETING COSTS Marketing costs are incurred for the production and communication of advertising as well as other marketing activities. These costs are expensed when incurred, except for costs related to the production of broadcast advertising, which are expensed when the first broadcast occurs.

INCOME TAXES Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes," and arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized. In June 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. The interpretation provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of January 1, 2007, the company adopted FIN No. 48 and recorded an increase to current liabilities and a corresponding decrease to retained earnings as a result of a reassessment of its tax positions. The company classifies interest and penalties related to uncertain tax positions in income tax expense.

SEGMENT REPORTING Based on materiality, GFX Corporation (GFX), a subsidiary of CME, Swapstream and the company's real estate operations are not reportable segments and, as a result, there is no disclosure of segment information.

2. Merger with CBOT Holdings

Effective July 12, 2007, pursuant to the merger agreement dated October 17, 2006, as amended, CME Holdings completed its merger with CBOT Holdings. The company entered into this merger primarily as a means to diversify and expand its existing product base, further leverage its existing operating model, and better position itself to compete against other U.S. and foreign exchanges as well as the over-the-counter market. These factors are the primary drivers behind the excess of purchase price over the value of the assets acquired and liabilities assumed.

Under purchase accounting, CME Holdings is considered the acquirer of CBOT Holdings. The preliminary purchase price consists of the following (in thousands, except per share data):

Acquisition of outstanding common stock in exchange for CME Holdings' common stock (52,843 CBOT Holdings shares x 0.375 exchange ratio x $560.24 per CME share)	**$ 11,101,928**
Acquisition of CBOT Holdings' common stock prior to merger	**19**
Fair value of CBOT Holdings' stock options assumed	**42,907**
Merger-related transaction costs	**50,237**
Total Preliminary Purchase Price	**$ 11,195,091**

Acquisition of common stock Pursuant to the merger agreement, CBOT Holdings' shareholders received 0.375 shares of Class A common stock of CME Group for each share of Class A common stock of CBOT Holdings issued and outstanding immediately prior to the effective time of the merger. This resulted in the issuance of 19.8 million shares of CME Group Class A common stock. The share price of $560.24 used to calculate the fair value of stock issued was based on the average closing price of CME Holdings Class A common stock for the five-day period beginning two trading days before and ending two trading days after July 6, 2007 (the merger agreement's last amendment date).

In addition, the company acquired 100 shares of CBOT Holdings Class A common stock in early 2007 for cash of $19,000.

Fair value of stock options assumed At the close of the merger, CBOT Holdings had 291,800 stock options outstanding. Each stock option was converted using the 0.375 exchange ratio designated by the merger agreement. The preliminary fair value of stock options assumed was determined using a share price of $587.80, the closing price of the CME Holdings' Class A common stock on July 12, 2007. The preliminary fair values of stock options were calculated using a Black-Scholes valuation model with the following assumptions: expected lives of 0.1 to 4.7 years; risk-free interest rate of 5.0%; expected volatility of 29%; and a dividend yield of 0.6%. The portion of estimated fair value of unvested stock options related to future service has been allocated to deferred stock-based compensation and is being amortized over the remaining vesting period.

Merger-related transaction costs These include costs incurred by CME Holdings for investment banking fees, legal and accounting fees, and other external costs directly related to the merger.

Preliminary purchase price allocation In accordance with SFAS No. 141, "Business Combinations," the preliminary purchase was allocated to CBOT Holdings' net tangible and identifiable intangible assets based on their estimated fair values as of July 12, 2007 as set forth below.

(in thousands)	
Cash and cash equivalents	$ 116,010
Other current assets	37,054
Property and equipment	154,138
Intangible assets	9,802,076
Other non-current assets	41,363
Accounts payable and other current liabilities	(50,093)
Long-term deferred tax liabilities, net	(3,924,126)
Other non-current liabilities	(11,422)
Restructuring liabilities	(21,112)
Deferred stock-based compensation	2,704
Net tangible and intangible assets	6,146,592
Goodwill	5,048,499
Total Preliminary Purchase Price	**$ 11,195,091**

The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. Intangible assets and goodwill are not deductible for tax purposes except for an immaterial portion of goodwill attributable to tax-deductible merger-related transaction costs. The allocation of the purchase price was based on certain preliminary valuations and the estimates and assumptions are subject to change. The company expects to finalize its purchase price allocation within the next six months.

Intangible assets In performing the preliminary purchase price allocation, the company considered many factors including its intentions for the future use of acquired assets, analyses of historical financial performance and estimates of future performance. The preliminary fair value of the trade name was estimated using the relief from royalty method. The preliminary fair values for components of lease-related intangibles were derived from income capitalization and sale comparison approaches. The preliminary fair values for all other intangible assets were estimated using a multi-period excess earnings method. The following table sets forth the intangible assets identified in the merger at their preliminary fair values as of July 12, 2007:

(in thousands)	**Fair Value**	**Estimated Useful Life**
Trading products[a]	$ 7,987,000	Indefinite
Clearing firm relationships[b]	1,154,000	30 years
Market data customer relationships[b]	325,000	30 years
Trade name	215,000	Indefinite
Dow Jones licensing agreement	74,000	11 years
Real estate lease relationships	23,411	14 years
Market rate and above market leases	18,765	5 years
Products in development[c]	2,600	Indefinite
Open interest	2,300	0.5 year
Total Intangible Assets	**$ 9,802,076**	

(a) Trading products include agricultural, financial and other trading product lines. The majority of these products have traded at CBOT for decades (and in some cases for more than 120 years) and authorizations by the U.S. Commodity Futures Trading Commission to trade these products are perpetual.

(b) Clearing firm and market data customer relationships represent the underlying relationships with CBOT's current clearing firm and market data customer base. Due to their historically insignificant attrition rates, the amortization of clearing firm and market data customer relationships has been calculated on a straight-line basis. This method best reflects the estimated pattern in which the economic benefits from these relationships will be realized.

(c) Products in development include products that have reached technological feasibility.

Pre-merger contingencies The company has not identified any material unrecorded pre-merger contingencies that were both probable and reasonably estimable. If prior to the end of the one-year purchase price allocation period, information becomes available which indicates that it is probable that such events had occurred and the amounts can be reasonably estimated, adjustments will be made to the purchase price allocation.

Pro forma results The following unaudited condensed pro forma consolidated income statements assume that the merger was completed as of January 1, 2006.

(in thousands, except per share data)	YEAR ENDED DECEMBER 31 **2007**	2006
Total Revenues	**$ 2,123,491**	$ 1,634,981
Total Expenses	**940,779**	803,707
Total Non-Operating Income (Expense)	**47,088**	42,742
Net Income	**717,597**	525,853
Earnings per Common Share – Basic	**$ 13.23**	$ 9.65
Earnings per Common Share – Diluted	**13.14**	9.57

This pro forma information has been prepared for comparative purposes only and is not intended to be indicative of past or future results. The pro forma information for all periods presented includes purchase accounting effects on historical CBOT Holdings' operating results, amortization of purchased intangibles, stock-based compensation expense for unvested stock options assumed, and the impact on investment income of CBOT Holdings' special dividend, which was paid under the terms of the merger agreement. Pro forma results for the years ended December 31, 2007 and 2006 include CBOT Holdings' merger-related transaction costs of approximately $63.0 million and $11.0 million, respectively.

3. Securities Lending

Securities lending transactions utilize a portion of the securities that clearing firms have deposited to satisfy their proprietary performance bond requirements. At December 31, 2007, the securities lending program utilized some of the securities deposited by 19 clearing firms. At December 31, 2007 and 2006, the par value of securities available totaled $7.3 billion and $7.6 billion, respectively.

Under its securities lending program, CME lends a security to a third party on an overnight basis and receives collateral in the form of cash. The cash is then invested on an overnight basis to generate interest income. At December 31, 2007, collateral from securities lending was invested in either a bank money market mutual fund or overnight repurchase agreement. The related interest expense represents payment to the borrower of the security for the cash collateral retained during the duration of the lending transaction. Securities on loan are marked to market daily and compared to collateral received.

CME's policy allows lending of up to 70% of total securities available from clearing firms. At December 31, 2007 and 2006, the fair value of securities on loan was $2.9 billion and $2.1 billion, respectively. The average daily balance of securities on loan for the years ended December 31, 2007, 2006 and 2005 was $2.3 billion, $1.9 billion and $1.8 billion, respectively.

4. Marketable Securities

AVAILABLE-FOR-SALE SECURITIES Certain marketable securities have been classified as available for sale. The amortized cost and fair value of these securities at December 31 were as follows:

	2007		2006	
(in thousands)	**Amortized Cost**	**Fair Value**	Amortized Cost	Fair Value
U.S. Treasury	**$ 165,355**	**$ 165,765**	$ 205,552	$ 203,419
U.S. Government agency	**1,325**	**1,324**	20,596	20,322
State and municipal	**13,190**	**13,153**	27,278	26,977
Equity	**12**	**19**	—	—
Total	**$ 179,882**	**$ 180,261**	$ 253,426	$ 250,718

Net unrealized gains (losses) on marketable securities classified as available for sale are reported as a component of comprehensive income (loss) and included in the accompanying consolidated statements of shareholders' equity. The fair value and the continuous duration of gross unrealized losses on marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, at December 31 were as follows:

	2007					
	Less than 12 Months		**12 Months or Greater**			**Total**
(in thousands)	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. Treasury	**$ —**	**$ —**	**$ 34,271**	**$ 49**	**$ 34,271**	**$ 49**
U.S. Government agency	**—**	**—**	**1,324**	**1**	**1,324**	**1**
State and municipal	**—**	**—**	**11,391**	**43**	**11,391**	**43**
Total	**$ —**	**$ —**	**$ 46,986**	**$ 93**	**$ 46,986**	**$ 93**

	2006					
	Less than 12 Months		12 Months or Greater			Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	$ —	$ —	$ 173,550	$ 2,146	$ 173,550	$ 2,146
U.S. Government agency	—	—	20,322	274	20,322	274
State and municipal	—	—	21,869	327	21,869	327
Total	$ —	$ —	$ 215,741	$ 2,747	$ 215,741	$ 2,747

These unrealized losses were caused by increases in interest rates that occurred after the marketable securities were purchased. The company has the ability and intent to hold these marketable securities until a recovery of fair value, which may be maturity, and therefore does not consider these investments to be other-than-temporarily impaired at December 31, 2007 or 2006. Unrealized gains on marketable securities totaled $472,000 at December 31, 2007 and $38,000 at December 31, 2006.

At December 31, 2007, all marketable securities with a contractual maturity date were scheduled to mature within one year or less. The amortized cost and the fair value of these securities were $179.9 million and $180.2 million, respectively, at December 31, 2007.

CME's policy allows it to pledge U.S. Treasury securities as performance bond collateral in lieu of, or in combination with, irrevocable letters of credit for the mutual offset agreement with Singapore Exchange Limited (SGX) (note 19). CME may pledge up to a maximum of $100.0 million measured as the aggregate fair value at the time of any collateral adjustment. CME retains the earnings on the securities and may substitute letters of credit for these securities at its discretion. The aggregate fair value of pledged securities was $100.1 million and $100.7 million at December 31, 2007 and 2006, respectively. Pledged securities are included within marketable securities in the consolidated balance sheets.

TRADING SECURITIES CME maintains additional investments in a diverse portfolio of mutual funds related to its non-qualified deferred compensation plan (note 16). The fair value of these securities was $23.0 million and $18.8 million at December 31, 2007 and 2006, respectively.

5. Other Current Assets

Other current assets consisted of the following at December 31:

(in thousands)	**2007**	2006
Net deferred income taxes (note 15)	**$ 18,399**	$ 7,196
Prepaid technology license and maintenance contracts	**12,595**	10,072
Other prepaid expenses	**6,191**	3,592
Prepaid insurance	**5,464**	3,444
Accrued interest receivable	**4,580**	4,523
Due from broker	**3,595**	6,074
Forward contract receivable (note 20)	**2,660**	—
Other	**2,416**	2,665
Total	**$ 55,900**	$ 37,566

6. Performance Bonds and Security Deposits

CME clears and guarantees the settlement of CME, CBOT and FXMarketSpace Limited (FXMS) contracts traded in their respective markets. In its guarantor role, CME has precisely equal and offsetting claims to and from clearing firms on opposite sides of each contract, standing as an intermediary on every contract cleared. Clearing firm positions are combined to create a single portfolio for each clearing firm's regulated and non-regulated accounts with CME for which performance bond and security deposit requirements are calculated. To the extent that funds are not otherwise available to CME to satisfy an obligation under the applicable contract, CME bears counterparty credit risk in the event that future market movements create conditions that could lead to clearing firms failing to meet their obligations to CME. CME reduces its exposure through a risk management program that includes initial and ongoing financial standards for designation as a clearing firm, initial and maintenance performance bond requirements and mandatory security deposits. Each clearing firm is required to deposit and maintain balances in the form of cash, U.S. Government securities, bank letters of credit or other approved investments to satisfy security deposit and performance bond requirements. All obligations and non-cash deposits are marked to market on a daily basis.

In addition, the rules and regulations of CBOT require certain minimum financial requirements for delivery of physical commodities, maintenance of capital requirements and deposits on pending arbitration matters. To satisfy these requirements, CBOT clearing firms have deposited cash and U.S. Treasury securities.

Beginning in February 2007, CME began clearing the over-the-counter foreign exchange products for FXMS. CME requires the deposit and maintenance of performance bonds and security deposits for these products. The cash portion of these performance bonds and security deposits are reflected in the consolidated balance sheet as of December 31, 2007.

Cash performance bonds and security deposits are included in the consolidated balance sheets, and these balances may fluctuate significantly over time due to the investment choices available to clearing firms and any change in the amount of deposits required. Securities deposited are not reflected in the consolidated financial statements and CME does not earn any interest on these deposits.

Clearing firms, at their option, may instruct CME to deposit the cash held by CME into one of four IEF programs. The total principal in all IEF programs was $19.2 billion at December 31, 2007 and $15.8 billion at December 31, 2006. The security deposits held in the

IEF2 program may be used as collateral for CME's $800.0 million revolving line of credit. The consolidated statements of income reflect management fees earned under the IEF programs of $8.4 million, $8.4 million and $8.6 million during 2007, 2006 and 2005, respectively. These fees are included in other revenues.

CME and the Options Clearing Corporation (OCC) have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm's positions in certain CME futures and options are combined with certain positions cleared by OCC for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by CME and OCC (note 19). Cross-margin cash, securities and letters of credit jointly held with OCC under the cross-margin agreement are reflected at 50% of the total, or CME's proportionate share per that agreement. In addition, CME has cross-margin agreements with LCH.Clearnet Group (LCH), the Fixed Income Clearing Corporation (FICC) and NYMEX whereby the clearing firms' offsetting positions with CME and LCH, CME and FICC, or CME and NYMEX, as applicable, are subject to reduced performance bond requirements. Clearing firms maintain separate performance bond deposits with each clearing house, but depending on the net offsetting positions between CME and LCH, CME and FICC, or CME and NYMEX, as applicable, each clearing house may reduce that firm's performance bond requirements.

Each clearing firm is also required to deposit and maintain specified security deposits in the form of cash or approved securities. In the event that performance bonds, security deposits, and other assets required to support clearing membership of a defaulting clearing firm are inadequate to fulfill that clearing firm's outstanding financial obligation, the entire security deposit fund is available to cover potential losses after first utilizing operating funds of CME in excess of amounts needed for normal operations (surplus funds). Surplus funds totaled $190.9 million at December 31, 2007.

CME maintains a secured line of credit with a consortium of banks to provide liquidity and capacity to pay settlement variation to all clearing firms, even if a clearing firm may have failed to meet its financial obligations to CME, or in the event of a temporary disruption with the domestic payments system that would delay payment of settlement variation between the CME and the clearing firms (note 12). The amount available under the line of credit totaled $800.0 million at December 31, 2007. Additionally, CME has an option to request an increase in the credit facility to $1.0 billion. Clearing firm security deposits received in the form of U.S. Treasury or Government agency securities, or in money market mutual funds purchased through IEF2, as well as the performance bond assets of any firm that may default on its obligations to CME, can be used to collateralize the secured line of credit.

CME is required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of their customers. In addition, CME rules require a segregation of all funds deposited by clearing firms from its operating funds.

Cash and securities held as performance bonds and security deposits at fair value at December 31 were as follows:

	2007		2006	
(in thousands)	**Cash**	**Securities and IEF Funds**	Cash	Securities and IEF Funds
Performance bonds	**$ 799,078**	**$ 57,165,539**	$ 505,964	$ 47,270,561
Security deposits	**18,623**	**1,440,034**	15,148	1,250,497
Cross-margin arrangements	**—**	**486,157**	68	273,726
Performance collateral for delivery	**15,321**	**49,840**	—	—
Total	**$ 833,022**	**$ 59,141,570**	$ 521,180	$ 48,794,784

Cash performance bonds may include intraday settlement, if any, that is owed to the clearing firms and paid the following business day. The balance of intraday settlements was $137.5 million at December 31, 2007 and $42.0 million at December 31, 2006. These amounts are invested on an overnight basis and are offset by an equal liability owed to clearing firms.

In addition to cash and securities, irrevocable letters of credit may be used as performance bond deposits and security deposits. At December 31, these letters of credit, which are not included in the accompanying consolidated balance sheets, were as follows:

(in thousands)	**2007**	2006
Performance bonds	**$ 2,751,900**	$ 1,453,070
Security deposits	**45,000**	30,000
Total Letters of Credit	**$ 2,796,900**	$ 1,483,070

All cash, securities and letters of credit are only available to meet the financial obligations of that clearing firm to CME.

7. Property

A summary of the property accounts at December 31 is presented below:

(in thousands)	**2007**	2006
Land and land improvements	**$ 58,538**	$ —
Building and building improvements	**82,198**	—
Equipment, furniture and fixtures	**283,004**	222,111
Leasehold improvements	**207,000**	154,546
Software and software development costs	**181,833**	138,629
Total property	**812,573**	515,286
Accumulated depreciation and amortization	**(435,121)**	(346,531)
Property, net	**$ 377,452**	$ 168,755

8. Goodwill and Intangible Assets

During July 2007, the company merged with CBOT Holdings. In connection with the merger, the company recorded goodwill and identifiable intangible assets. Indefinite-lived intangibles consist primarily of trading products. Acquired amortizable intangible assets included primarily customer relationships, the Dow Jones & Company, Inc. (Dow Jones) licensing agreement and real estate intangibles. The values of goodwill and identifiable intangible assets are based on a preliminary purchase price allocation as of December 31, 2007.

During 2006, the company acquired Swapstream. In connection with the acquisition, the company recorded goodwill and identifiable intangible assets. Intangible assets consisted primarily of customer relationships and technology-related intellectual property. Additionally, during 2004, the company acquired a contractual market making and non-compete agreement from Liquidity Direct Technology, LLC, a private trading technology firm whose assets were acquired in 2004. The firm developed technology to facilitate the trading of complex combinations and spreads typically used with options.

Goodwill activity for the years ended December 31, 2007 and 2006 consisted of the following:

(in thousands)	**Balance at December 31, 2005**	**Acquisition**	**Other Activity[a]**	**Balance at December 31, 2006**	**Acquisition**	**Other Activity[a]**	**Balance at December 31, 2007**
Swapstream	**$ —**	**$ 10,982**	**$ 514**	**$ 11,496**	**$ —**	**$ 399**	**$ 11,895**
CBOT Holdings	**—**	**—**	**—**	**—**	**5,048,499**	**(11,183)**	**5,037,316**
Total Goodwill	**$ —**	**$ 10,982**	**$ 514**	**$ 11,496**	**$ 5,048,499**	**$ (10,784)**	**$ 5,049,211**

(a) Other activity includes a foreign currency translation adjustment for Swapstream and the recognition of excess tax benefits upon exercise of stock options assumed from CBOT Holdings.

Intangible assets consisted of the following at December 31, 2007 and 2006:

	2007			2006		
(in thousands)	**Cost**	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Intangible Assets with Finite Lives:						
Clearing firm, market data and other customer relationships	**$ 1,480,700**	**$ (23,415)**	**$ 1,457,285**	$ 1,700	$ (113)	$ 1,587
Dow Jones licensing agreement	**74,000**	**(3,147)**	**70,853**	—	—	—
Lease-related intangibles	**42,176**	**(2,526)**	**39,650**	—	—	—
Market maker agreement	**9,682**	**(2,898)**	**6,784**	7,282	(1,595)	5,687
Technology-related intellectual property	**4,100**	**(908)**	**3,192**	4,100	(245)	3,855
Other[b]	**5,300**	**(3,875)**	**1,425**	2,296	(649)	1,647
Total Amortizable Intangible Assets	**$ 1,615,958**	**$ (36,769)**	**$ 1,579,189**	$ 15,378	$ (2,602)	$ 12,776
Intangible Assets with Indefinite Lives:						
Trading products	**$ 7,987,000**	**$ —**	**$ 7,987,000**	$ —	$ —	$ —
Trade name	**215,000**	**—**	**215,000**	—	—	—
Products in development	**2,600**	**—**	**2,600**	—	—	—
Total Indefinite-Lived Intangible Assets	**8,204,600**	**—**	**8,204,600**	—	—	—
Total Intangible Assets	**$ 9,820,558**	**$ (36,769)**	**$ 9,783,789**	$ 15,378	$ (2,602)	$ 12,776

(b) Other intangible assets consist primarily of open interest, non-compete agreements, trade names and foreign currency translation adjustments.

Total amortization expense for intangible assets was $33.9 million, $1.3 million and $0.7 million for the years ended December 31, 2007, 2006 and 2005, respectively.

As of December 31, 2007, the future estimated amortization expense related to amortizable intangible assets is expected to be (in thousands):

Year	
2008	**$ 64,505**
2009	**64,356**
2010	**64,077**
2011	**63,689**
2012	**61,554**

9. Investments in Joint Ventures and Related Party Transactions

In May 2006, the company entered into an agreement with Reuters Group PLC and its wholly-owned subsidiaries, Reuters Holdings Limited and Reuters Limited (Reuters, collectively), to create FXMS, the world's first centrally-cleared, global foreign exchange marketplace, through a joint venture owned 50% each by CME Group and Reuters. The company's investment in FXMS is recorded using the equity method of accounting and is not a variable interest entity under FIN No. 46(R), "Consolidation of Variable Interest Entities." The investment balance of $13.6 million at December 31, 2007 includes $32.9 million of cumulative capital contributions of which $19.0 million was contributed in 2007. Capital contributions are reduced by the company's proportionate share of FXMS' periodic operating results. Net losses are included in equity in losses of unconsolidated subsidiaries in the consolidated statements of income and totaled $13.2 million and $6.1 million for the years ended December 31, 2007 and 2006, respectively.

CME provides trading, clearing, regulatory, and billing services to FXMS pursuant to the terms of servicing and licensing agreements. Deferred revenue related to future services totaled $9.5 million and $10.2 million as of December 31, 2007 and 2006, respectively, and is included in other current liabilities and other liabilities. Deferred revenue is recognized on a straight-line basis over the term of service, which began in February 2007. Deferred revenue related to trading, clearing and regulatory services is recognized over five years. Deferred revenue related to billing services is recognized over three years. Recognition of deferred revenue and monthly fees earned for ongoing trading, clearing, regulatory, and billing services totaled $2.6 million for the year ended December 31, 2007. CME has also entered into a sublease agreement to lease a portion of its office space in London to FXMS (note 18).

The company accounts for its interest in OneChicago, a joint venture, under the equity method of accounting. OneChicago is not a variable interest entity as defined under FIN No. 46(R). On March 15, 2006, Interactive Brokers Group LLC made an investment for a 40% interest in OneChicago. As a result, CME's ownership decreased from approximately 40% to 24%. During 2007, as a result of the merger with CBOT Holdings, the company acquired an additional 5% ownership interest which totaled $0.9 million at December 31, 2007. The company's total investment balance of $5.0 million at December 31, 2007 also includes capital contributions of $15.7 million and an increase in the investment of $4.3 million resulting from Interactive Brokers Group LLC's investment, reduced by the company's proportionate share of the joint venture's periodic net losses. Net losses are included in equity in losses of unconsolidated subsidiaries in the consolidated statements of income and totaled $0.8 million, $0.8 million, and $2.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. CME provides certain communications and regulatory services to OneChicago, fees from which are included in other revenues, and earned $0.5 million, $0.9 million and $2.2 million in revenue for these services in 2007, 2006 and 2005, respectively.

10. Building Leases

As a result of the 2007 merger with CBOT Holdings, the company acquired three buildings with over 1.5 million square feet of commercial space. A portion of the space is utilized by the company as office space and a trading floor. The remaining space is leased by third party tenants, including customers and shareholders, over terms ranging from one to nineteen years. The terms of the leases with customers and shareholders are consistent with terms for other third-party tenants.

Minimum future cash flows from rental revenue are as follows (in thousands):

Year	
2008	**$ 20,096**
2009	**18,945**
2010	**16,092**
2011	**14,772**
2012	**12,841**

11. Other Assets

Other assets consisted of the following at December 31:

(in thousands)	**2007**	2006
CBOE exercise right privileges	**$ 36,566**	$ —
Deferred rental income	**15,364**	73
Investment in FXMS (note 9)	**13,605**	7,796
Cash surrender value of executive life insurance policies	**10,954**	—
Prepaid defined benefit plan assets (note 16)	**7,906**	—
Investment in OneChicago (note 9)	**4,988**	4,826
FXMS deferred development costs (note 9)	**2,659**	3,204
Net deferred income taxes (note 15)	**—**	30,941
Merger-related transaction costs	**—**	12,639
Other	**16,648**	4,949
Total	**$ 108,690**	$ 64,428

Under the terms of the merger agreement, eligible CBOT members who hold CBOE exercise right privileges (ERPs) were each given the choice of tendering their ERP to the company for $250,000 payable after the closing or to participate as a class member in the CBOE lawsuit with a guaranteed payment of up to $250,000 if the lawsuit results in a recovery of less than that amount. At closing, there were 1,331 ERPs outstanding. In August 2007, 159 ERPs were tendered to the company.

The cost of the exercise rights acquired was reduced by the fair value of the guarantee liability for the ERPs tendered at the date of tender. The acquired ERPs are recorded at the lower of cost or market value and are assessed for other-than-temporary impairment on a quarterly basis.

Executive life insurance policies are carried at their cash surrender values at December 31, 2007.

Other consists primarily of prepaid software and hardware maintenance, prepaid insurance and deferred rental brokerage.

12. Short-Term Debt

At December 31, 2007, CME Group maintained a 364-day revolving loan facility, with various financial institutions, which provides for loans of up to $750.0 million. At its option, the company may borrow under the facility at either LIBOR plus 0.13% per annum or the base rate, which is defined as the greater of the U.S. federal funds effective rate plus 0.5% per annum or the prime rate. The company pays a fee of 0.02% per year to maintain the revolving loan. The facility will expire on July 25, 2008. As of December 31, 2007, the company has not borrowed any funds against the revolving loan facility.

This revolving loan facility serves as a back-up facility for a commercial paper program. Proceeds from the program were used to fund the company's recent tender offer stock repurchase and related fees. Under the terms of the facility, proceeds can also be used to finance the planned transaction with Brazilian Mercantile & Futures Exchange (BM&F) and to pay general corporate purposes of up to $300.0 million. Commercial paper notes with an aggregate par value of $1.2 billion and maturities ranging from one to 97 days were issued during the year. At December 31, 2007, $164.4 million remained outstanding. The weighted average interest rate of commercial paper outstanding at December 31, 2007 was 4.59%. The weighted average balance of all notes outstanding during the year was $64.2 million. Interest rates for notes outstanding during the year ranged from 4.50% to 5.38%.

On October 12, 2007, CME renewed its $800.0 million secured committed line of credit with a consortium of banks. The secured credit agreement, which expires on October 10, 2008, is collateralized by clearing firm security deposits held by the clearing house in the form of U.S. Treasury or agency securities, security deposit funds in Interest Earning Facilities and performance bond deposits of the clearing firm that defaulted on its obligation, if any. The amount held as available collateral at December 31, 2007 was $1.4 billion. The line of credit can only be drawn on to the extent that it is collateralized and may be utilized in certain situations, such as a temporary disruption of the domestic payments system that would delay settlement between the exchange and its clearing firms, or in the event of a clearing firm default. As of December 31, 2007, the company has not borrowed any funds against the revolving loan facility.

Under the terms of the credit agreement, there are a number of covenants with which CME must comply. Among these covenants, CME is required to maintain at all times a consolidated tangible net worth of not less than $96.0 million. Interest on amounts borrowed before maturity is calculated at the U.S. federal funds rate plus 0.45% per annum and after maturity at the U.S. federal funds rate plus 2.40% per annum. Commitment and agency fees for the line of credit totaled $0.8 million for the year ended December 31, 2007 and $0.6 million for each of the years ended December 31, 2006 and 2005. Under the terms of the 2007 agreement, CME has the option to request an increase in the facility from $800.0 million to $1.0 billion at the time of a draw, subject to the approval of the participating banks.

13. Restructuring

In August 2007, subsequent to its recent merger with CBOT Holdings, the company approved and initiated plans to restructure its operations in order to eliminate redundant costs and improve operational efficiencies. Restructuring efforts include reductions in employee positions, the closure of duplicate facilities and consolidation of trading and other technologies.

Total estimated restructuring costs of $33.6 million consist primarily of severance and transitional payments and contract termination penalties. Payments for restructuring cost will be substantially complete by July 2008. Costs of $21.1 million were recognized as a liability in the preliminary allocation of CBOT Holdings' purchase price, and accordingly, have resulted in an increase to goodwill. Restructuring expense may change as the company executes its approved plans. Future increases in estimates will be recorded as an adjustment to goodwill during the purchase accounting allocation period and as an adjustment to operating expenses thereafter. Future decreases in estimates will be recorded as an adjustment to goodwill regardless of the date of the decrease.

In addition to costs recognized in purchase accounting, costs of $11.9 million, excluding interest expense and foreign currency translation adjustments, are expected to be recognized as restructuring expense over the future service period required from transitional employees. Through December 31, 2007, the company has recorded restructuring expense of $8.9 million. Interest expense resulting from the deferral of restructuring payments is included in interest expense in the consolidated statements of income.

The following is a summary of restructuring activity:

(in thousands)	**2007 Restructuring Costs**	**Interest on Deferred Payments**	**Total Accrued to Date**	**Cash Payments**	**Liability at December 31, 2007**	**Total Expected Payments**
Severance and associated costs	**$ 19,553**	**$ 138**	**$ 19,691**	**$ (7,948)**	**$ 11,743**	**$ 22,744**
Contract terminations	**10,447**	**253**	**10,700**	**—**	**10,700**	**10,816**
Total Restructuring	**$ 30,000**	**$ 391**	**$ 30,391**	**$ (7,948)**	**$ 22,443**	**$ 33,560**

14. Other Curent Liabilities

Other current liabilities consisted of the following at December 31:

(in thousands)	**2007**	2006
Accrued employee bonus	**$ 45,725**	$ 33,974
Accrued income taxes	**30,494**	6,852
Accrued operating expenses	**28,905**	18,582
Accrued restructuring (note 13)	**22,443**	—
Accrued salaries and benefits	**12,737**	8,228
Accrued real estate taxes	**8,497**	320
Unearned revenue	**2,872**	4,068
Other	**5,942**	6,442
Total	**$ 157,615**	$ 78,466

15. Income Taxes

The provision for income taxes is composed of the following:

(in thousands)	**2007**	2006	2005
Current:			
Federal	**$ 396,310**	$ 236,542	$ 166,617
State	**91,542**	52,614	38,150
Total	**487,852**	289,156	204,767
Deferred:			
Federal	**(40,703)**	(21,253)	(2,016)
State	**(9,880)**	(3,594)	(1,229)
Total	**(50,583)**	(24,847)	(3,245)
Total Provision for Income Taxes	**$ 437,269**	$ 264,309	$ 201,522

Reconciliation of the statutory U.S. federal income tax rate to the effective tax rate is as follows:

	2007	2006	2005
Statutory U.S. federal tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**4.8**	4.7	4.7
Federal tax-exempt interest income	**(0.5)**	(0.6)	(0.3)
Non-deductible expenses	**0.1**	0.1	0.1
Valuation reserve for Swapstream losses	**0.3**	0.2	—
Other, net	**0.2**	—	0.1
Effective Tax Rate	**39.9%**	39.4%	39.6%

At December 31, 2007 and 2006, deferred tax assets (liabilities) consisted of the following:

(in thousands)	**2007**	2006
Net Current Deferred Tax Assets (Liabilities):		
Stock-based compensation	**$ 4,629**	$ 4,921
Restructuring	**4,203**	—
Accrued expenses and other	**9,718**	3,256
Total current deferred tax assets	**18,550**	8,177
Total current deferred tax liabilities	**(151)**	(981)
Net Current Deferred Tax Assets	**$ 18,399**	$ 7,196
Net Non-Current Deferred Tax Assets:		
Depreciation and amortization	**$ 30,472**	$ 25,758
Fair value adjustment on real estate	**16,090**	—
Stock-based compensation	**12,377**	6,523
Foreign net operating losses	**11,235**	9,203
Deferred compensation	**8,878**	6,356
Guarantee of CBOE exercise right privileges	**6,824**	—
Deferred rent	**6,404**	1,748
Other	**9,326**	2,893
Subtotal	**101,606**	52,481
Valuation allowance	**(11,235)**	(9,203)
Total non-current deferred tax assets	**90,371**	43,278
Non-Current Deferred Tax Liabilities:		
Purchased intangible assets	**(3,915,155)**	—
Software development costs	**(13,384)**	(10,825)
Other	**(10,072)**	(1,512)
Total non-current deferred tax liabilities	**(3,938,611)**	(12,337)
Net Non-Current Deferred Tax Assets (Liabilities)	**$ (3,848,240)**	$ 30,941

A valuation allowance is recorded when it is more-likely-than-not that some portion or all of the deferred tax assets may not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. A valuation allowance has been provided as of December 31, 2007 and 2006 for net operating loss carryforwards obtained through the acquisition of Swapstream and for net operating losses generated by those operations subsequent to the acquisition. These foreign net operating losses do not expire. Subsequent reversal of the valuation allowance for acquired net operating losses will reduce goodwill and not income tax expense. If reversed, goodwill would be reduced by $7.9 million.

As of January 1, 2007, the company adopted the provisions of FIN No. 48, "Accounting for Uncertain Tax Positions." At adoption, the company recorded a cumulative effect adjustment that reduced the balance of retained earnings as of January 1, 2007. At adoption, the company had gross unrecognized tax benefits of $5.4 million. Net of the tax impact in other jurisdictions, these unrecognized tax benefits were $3.8 million and would be recorded as a net reduction to income tax expense if recognized in the future. As part of the merger with CBOT Holdings, the company assumed unrecognized tax benefits of $2.3 million.

At December 31, 2007, the company had gross unrecognized tax benefits of $9.7 million. Net of the tax impact in other jurisdictions, these unrecognized tax benefits were $7.5 million and would be recorded as a net reduction to income tax expense if recognized in the future. The company classifies interest and penalties related to uncertain tax positions in income tax expense. Total interest and penalties related to the unrecognized tax benefits were $1.3 million and $2.3 million at adoption and at December 31, 2007, respectively. The company does not expect these unrecognized tax benefits to significantly increase or decrease during 2008.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	**$ 5,369**
CBOT Holdings unrecognized tax benefits at date of merger	**2,280**
Additions based on tax positions related to the current year	**2,457**
Additions for tax positions of prior years	**569**
Reductions for tax positions of prior years	**(971)**
Balance at December 31, 2007	**$ 9,704**

The company is subject to U.S. federal income tax as well as income taxes in multiple state and foreign jurisdictions. For CME Holdings, substantially all federal and state income tax matters have been concluded through 2005 and 2002, respectively. For CBOT Holdings, substantially all federal and state income tax matters have been concluded through 2003 and 2005, respectively.

16. Employee Benefit Plans

PENSION PLANS The exchange maintains non-contributory defined benefit cash balance pension plans for eligible employees. CME's plan provides for a contribution to the cash balance account based on age and earnings and includes salary and cash bonuses in the definition of earnings. Employees who have completed a continuous 12-month period of employment and have reached the age of 21 are eligible to participate. Participant cash balance accounts receive an interest credit equal to the greater of the one-year constant maturity yield for U.S. Treasury notes or 4.0%. Participants become vested in their accounts after three years of service. As a result of the merger, CME Group assumed the obligation related to the non-contributory defined benefit pension plan for the former CBOT employees. The benefits payable under the CBOT pension plan are based primarily on years of service and the employees' average compensation levels. CBOT employees hired on or after January 1, 2006 were not eligible to participate in the plan. Beginning January 1, 2008, CBOT employees became eligible to participate in CME's plan. The measurement date used for both plans is December 31.

Information regarding the aggregate status and activity of the plans, including the CBOT activity from July 13, 2007 through December 31, 2007, is indicated below.

(in thousands)	**2007**	2006
Change in Projected Benefit Obligation:		
Benefit obligation at beginning of year	**$ 49,917**	$ 44,102
CBOT's benefit obligation at July 12, 2007	**35,151**	—
Service cost	**6,878**	5,671
Interest cost	**4,325**	2,665
Actuarial gain	**(108)**	(1,194)
Benefits paid	**(5,889)**	(1,518)
Curtailments	**(294)**	—
Plan amendments	**—**	191
Projected Benefit Obligation at End of Year	**$ 89,980**	$ 49,917

The aggregate accumulated benefit obligation at December 31, 2007 and 2006 was $77.1 million and $38.9 million, respectively.

(in thousands)	**2007**	2006	2005
Change in Plan Assets:			
Fair value of plan assets at beginning of year	**$ 50,467**	$ 44,645	$ 36,712
Fair value of CBOT's plan assets at July 12, 2007	**43,370**	—	—
Actual return on plan assets	**688**	4,740	2,045
Employer contributions	**9,250**	2,600	7,500
Benefits paid	**(5,889)**	(1,518)	(1,612)
Fair Value of Plan Assets at End of Year	**$ 97,886**	$ 50,467	$ 44,645

At December 31, 2007 and 2006, the fair value of pension plan assets exceeded the projected benefit obligation by $7.9 million and $0.6 million, respectively. This excess is recorded as a non-current pension asset due to the adoption of SFAS No. 158.

The funding goal for the exchange is to have its pension plans 100% funded at each year end on a projected benefit obligation basis, while also satisfying any minimum required contribution and obtaining the maximum tax deduction. Year-end 2007 assumptions have been used to project the liabilities and assets from December 31, 2007 to December 31, 2008. The result of this projection is that estimated liabilities would exceed the fair value of plan assets at December 31, 2008 by approximately $8.0 million. Accordingly, it is estimated that an $8.0 million contribution in 2008 will allow the company to meet its funding goal. The exchange expects to merge the two pension plans by December 31, 2008 and will make one contribution to the new combined plan during 2008.

The components of net pension expense and the assumptions used to determine end-of-year projected benefit obligation and net pension expense in aggregate are indicated below:

(in thousands)	**2007**	2006	2005
Components of Net Pension Expense:			
Service cost	**$ 6,878**	$ 5,671	$ 4,960
Interest cost	**4,325**	2,665	2,344
Expected return on plan assets	**(5,199)**	(3,162)	(2,586)
Amortization of prior service cost	**22**	6	6
Recognized net actuarial loss	**100**	206	97
Curtailment loss	**16**	—	—
Net Pension Expense	**$ 6,142**	$ 5,386	$ 4,821

	2007	2006
Assumptions Used to Determine End-of-Year Benefit Obligations:		
Discount rate	**6.10%**	5.80%
Rate of compensation increase	**5.00**	5.00
Cash balance interest crediting rate	**4.10**	4.00

	2007	2006	2005
Assumptions Used to Determine Net Pension Expense:			
Discount rate	**6.20%**	5.50%	5.75%
Rate of compensation increase	**5.00**	5.00	5.00
Expected return on plan assets	**8.00**	7.50	7.50
Interest crediting rate	**4.10**	4.00	4.00

The discount rate for both plans is determined based on an interest rate yield curve pursuant to Emerging Issues Task Force Topic No. D-36, "Selection of Discount Rates Used for Measuring Defined Benefit Pension Obligations and Obligations of Post Retirement Benefit Plans Other Than Pensions." The yield curve is comprised of bonds with a rating of Aaa and Aa and maturities between zero and thirty years. The expected annual benefit cash flows for the exchange's pension plans are discounted to develop a single-point discount rate by matching the plan's expected payout structure to such yield curve.

The basis for determining the expected rate of return on plan assets for each plan is comprised of three components: historical returns, industry peers and forecasted returns. The plan's total return is expected to equal the composite performance of the security markets over the long term. The security markets are represented by the returns on various domestic and international stock, bond and commodity indexes. These returns are weighted according to the allocation of plan assets to each market and measured individually.

The component of the investment policy for each plan that has the most significant impact on returns is the asset mix. The asset mix has a minimum and maximum range depending on asset class. The plan assets are diversified to minimize the risk of large losses by any one or more individual assets. Such diversification is accomplished, in part, through the selection of asset mix and investment management. The asset allocation for CME's plan, by asset category, at December 31 was as follows:

	2007	2006
Equity securities	**57%**	59%
Debt securities	**38**	36
Other investments	**5**	5

The asset allocation for CBOT's plan, by asset category, at December 31 was as follows:

	2007
Equity securities	**37%**
Debt securities	**25**
Cash and cash equivalents	**38**

The target asset allocation for the plans will remain unchanged in 2008.

During 2006, the exchange adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Under SFAS No. 158, the funded status of the pension plan was recognized as an asset in the consolidated balance sheet and a one-time adjustment to accumulated other comprehensive income was recorded. The incremental effect on the consolidated balance sheet of adopting SFAS No. 158 as of December 31, 2006 is as follows:

(in thousands)	**Before Adoption of SFAS No. 158**	**Adjustments**	**After Adoption of SFAS No. 158**
Current prepaid pension asset	**$ 3,503**	**$ (3,503)**	**$ —**
Non-current pension asset	**—**	**550**	**550**
Deferred income tax asset (liability)	**(1,393)**	**1,174**	**(219)**
Total assets	**4,308,284**	**(1,779)**	**4,306,505**
Accumulated other comprehensive loss	**(1,200)**	**(1,779)**	**(2,979)**
Total shareholders' equity	**1,520,871**	**(1,779)**	**1,519,092**

Due to the adoption of SFAS No. 158, prior service costs of $0.2 million and actuarial losses of $2.7 million were recognized in accumulated other comprehensive loss as of December 31, 2006.

The balance and activity of the prior service costs and actuarial losses, which are included in accumulated other comprehensive income, are as follows:

(in thousands)	Prior Service Costs	Actuarial Loss
Balance at January 1, 2007	$ 241	$ 2,712
Unrecognized loss	—	4,365
Recognized as a component of net pension expense	(16)	(100)
Curtailment gain	(22)	(294)
Balance at December 31, 2007	**$ 203**	**$ 6,683**

The company expects to amortize $402,000 of actuarial loss and $22,000 of prior service costs from accumulated other comprehensive loss into net periodic benefit cost in 2008.

At December 31, 2007, anticipated benefit payments from the plans in future years are as follows (in thousands):

Year	
2008	$ 11,428
2009	6,090
2010	7,178
2011	7,750
2012	8,487
2013-2017	53,796

OTHER POST-RETIREMENT BENEFIT PLAN As part of the merger, CME Group also assumed the obligation for the post-retirement benefit plan for legacy and former CBOT employees. Employees retiring from CBOT Holdings on or after age 55, who have at least ten years of services, or after 65 with five years of service, are entitled to post-retirement medical benefits. Effective January 1, 2008, the plan has been closed to new participants. The exchange will fund benefit costs as payments become due. The measurement date of plan obligations is December 31. At December 31, 2007, the projected benefit obligation of the plan was $5.4 million The plan's net periodic benefit cost for July 13, 2007 through December 31, 2007 was $0.2 million.

SAVINGS PLAN CME maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code, whereby all U.S. employees are participants and have the option to contribute to this plan. CME matches employee contributions up to 3% of the employee's base salary and may make additional discretionary contributions of up to 2% of base salary. In conjunction with various changes to its retirement benefits strategy, the exchange has not made a discretionary contribution since 2005.

CBOT maintained a qualified savings plan pursuant to Section 401(k) of the Internal Revenue Code for former CBOT Holdings employees during 2007. Prior to January 1, 2008, CBOT made matching contributions of up to 4% to eligible employees. The cost of these matching contributions totaled $0.5 million for the period July 13 through December 31, 2007. As of January 1, 2008, CBOT's plan was merged with CME's plan for U.S. employees. No further contributions will be made to the CBOT plan after this date.

Aggregate expense for savings plans amounted to $3.7 million, $3.0 million and $4.5 million in 2007, 2006 and 2005, respectively.

CME London-based employees are eligible to participate in a defined contribution plan. The plan provides for age-based earnings contributions and does not have any vesting requirements. Salary and cash bonuses paid are included in the definition of earnings. Effective January 1, 2008, the company contribution will change to a flat 10% of earnings in order to comply with the Employment Equality Regulations released in 2006. Total expense for the London defined contribution benefit plan was $0.6 million, $0.3 million and $0.2 million in 2007, 2006 and 2005, respectively.

CME NON-QUALIFIED PLANS The following non-qualified plans, under which participants may make assumed investment choices with respect to amounts contributed on their behalf, are maintained by CME. Although not required to do so, CME invests such contributions in assets that mirror the assumed investment choices. The balances in these plans are subject to the claims of general creditors of the exchange and totaled $23.0 million and $18.8 million at December 31, 2007 and 2006, respectively. Although the value of the plans is recorded as an asset in the consolidated balance sheets, there is an equal and offsetting liability. The investment results of these plans have no impact on net income as the investment results are recorded in equal amounts to both investment income and compensation and benefits expense.

Supplemental Savings Plan CME maintains a supplemental plan to provide benefits for employees who have been impacted by statutory limits under the provisions of the qualified pension and savings plans. All CME employees hired prior to January 1, 2007 are immediately vested in their supplemental plan benefits. All CME employees hired on or after January 1, 2007 are subject to the vesting requirements of the underlying qualified plans. Total expense for the supplemental plan was $0.9 million, $0.8 million and $0.7 million in 2007, 2006 and 2005, respectively.

Deferred Compensation Plan A deferred compensation plan is maintained by CME, under which eligible officers and members of the Board of Directors may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution.

Supplemental Executive Retirement Plan CME maintains a defined contribution plan for senior officers. Under this plan prior to 2006, CME made an annual contribution of a percentage of salary and bonus for eligible employees. The Supplemental Executive Retirement Plan was frozen to new entrants on December 31, 2005 and further contributions for current participants were suspended. Contributions made in 2003 through 2005 vest after five years of service from the officer's date of hire. Unvested contributions are returned to the exchange if a participant leaves the employment of CME. Total expense for the plan, reduced by any forfeitures, was $0.2 million in 2005.

CBOT OFFICER PENSION PLAN As part of the merger, the company assumed the liability for CBOT's non-qualified supplemental pension plan for former officers of CBOT Holdings who elected to participate in the plan. The liability for this non-qualified plan, which amounted to $1.6 million as of December 31, 2007, is funded by life insurance policies on the lives of the participating employees. There is a trust established for the purpose of administering this non-qualified plan.

17. Other Liabilities

Other liabilities consisted of the following at December 31:

(in thousands)	**2007**	2006
Non-qualified deferred compensation plans (note 16)	**$ 23,047**	$ 18,798
Deferred rent	**21,724**	4,608
Guarantee of exercise right privileges (note 11)	**13,983**	—
Unearned revenue	**7,109**	7,465
Post-retirement and non-qualified benefit plans (note 16)	**6,936**	—
Other	**3,458**	1,188
Total	**$ 76,257**	$ 32,059

18. Commitments

OPERATING LEASES CME Group has commitments under operating leases for certain facilities that are accounted for in accordance with SFAS No. 13, "Accounting for Leases." On August 24, 2007, the company renegotiated the operating lease for its headquarters at 20 South Wacker Drive in Chicago. The lease, which has an initial term ending on November 30, 2022, contains two consecutive renewal options for seven and ten years and a contraction option which allows the company to reduce its occupied space after November 30, 2018. Annual minimum payments under the headquarters operating lease now range from $6.9 million to $11.1 million. This operating lease also includes CME's trading facilities, which were previously leased from CME Trust and were sold by CME Trust to the building's new owner during 2007. CME established CME Trust in 1969 but does not maintain any residual interest in any of its assets.

In August 2006, CME Group entered into an operating lease for additional office space in Chicago. The initial lease term, which became effective on August 10, 2006, terminates on November 30, 2023. The lease contains two 5-year renewal options beginning in 2023. Annual minimum rentals for this lease range from $1.5 million to $5.6 million.

CME Group also maintains an operating lease for office space in London which became effective on November 3, 2006. The lease will terminate on March 1, 2019. However, CME Group has an option to terminate the lease without penalty on December 25, 2011. Annual minimum rentals range from $1.1 million to $1.3 million. If CME Group does not exercise the option to terminate the lease on December 25, 2011, annual minimum rental payments will be $1.3 million after 2011. In conjunction with this lease, CME Group entered into an agreement to sublease a portion of this space to FXMS. Annual minimum rent revenues from the sublease, which terminates on February 26, 2019, range from $0.5 million to $0.6 million. The sublease will terminate if CME Group exercises the option to terminate the lease between itself and the landlord on December 25, 2011.

Leases for other locations where CME Group maintains space expire at various times from 2012 to 2014 with annual minimum rentals that will not exceed $4.9 million in any year.

Total rental expense, including equipment rental, was $31.4 million in 2007, $24.7 million in 2006 and $23.3 million in 2005.

OTHER COMMITMENTS Commitments include long-term liabilities as well as contractual obligations that are non-cancelable. These contractual obligations totaled $105.0 million at December 31, 2007 and relate primarily to software licenses, hardware and maintenance as well as telecommunication services that are expensed as the related services are used.

Future minimum obligations under non-cancelable operating leases, purchase obligations and other liabilities in effect at December 31, 2007 are payable as follows (in thousands):

Year	Operating Leases	Purchase Obligations	Other Liabilities	Total
2008	$ 17,731	$ 66,640	$ 21,651	$ 106,022
2009	16,338	9,408	—	25,746
2010	16,632	8,588	—	25,220
2011	17,120	6,356	—	23,476
2012	16,599	6,000	—	22,599
Thereafter	147,922	8,000	—	155,922
Total	$ 232,342	$ 104,992	$ 21,651	$ 358,985

Licensing Agreements CME Group has various licensing agreements including agreements with The Nasdaq Stock Market (NASDAQ) and Dow Jones relating to certain equity index products. The license agreement with NASDAQ is exclusive with respect to futures and options on futures contracts based on certain NASDAQ indexes through October 9, 2012.

On September 11, 2007, CME Group renewed its product licensing agreement with Dow Jones. The agreement enables the exchange to continue to exclusively offer futures and options on futures products based on the Dow Jones Industrial Average and other Dow

Jones Indexes. The new agreement is effective January 1, 2008 through December 31, 2014 and includes an upfront payment as well as minimum annual payments. The agreement also includes a provision for a five year renewal term and successive annual renewal terms after the initial five year renewal term. The upfront payment will be recognized over the initial term of the agreement. The licensing agreement CME Group maintained with the Frank Russell Company to license the Russell 2000 Index expires in September 2008 and will not be renewed.

Managed Service Agreement As a result of its recent merger with CBOT Holdings, the company has assumed a managed service agreement with Atos Euronext Market Solutions for use of the e-CBOT trading platform. Initially set to expire on December 31, 2008, the agreement is now scheduled to terminate on July 17, 2008.

These agreements are included in the preceding contractual obligations table.

19. Contingencies and Guarantees

LEGAL MATTERS On October 14, 2003, the U.S. Futures Exchange, L.L.C. (Eurex U.S.) and U.S. Exchange Holdings, Inc., filed suit against CBOT and CME in the United States District Court for the District of Columbia. The suit alleges that CBOT and CME violated the antitrust laws and tortiously interfered with the business relationship and contract between Eurex U.S. and The Clearing Corporation. Eurex U.S. and U.S. Exchange Holdings, Inc. are seeking a preliminary injunction and treble damages. On December 12, 2003, CBOT and CME filed separate motions to dismiss or, in the event the motion to dismiss is denied, to move the venue to the United States District Court for the Northern District of Illinois. On September 2, 2004, the judge granted CBOT's and CME's motion to transfer venue to the Northern District of Illinois. In light of that decision, the judge did not rule on the motions to dismiss. On March 25, 2005, Eurex U.S. filed a second amended complaint in the United States District Court for the Northern District of Illinois. On June 6, 2005, CME and CBOT filed a motion to dismiss the complaint. On August 25, 2005, the judge denied the joint CME/CBOT motion to dismiss. The parties are currently engaged in discovery. On April 9, 2007, CME and CBOT filed two joint motions for summary judgment. Based on its investigation to date and advice from legal counsel, the company believes this suit is without merit and intends to defend itself vigorously against these charges.

On August 23, 2006, CBOT Holdings and CBOT, along with a class consisting of certain CBOT full members, filed a lawsuit in the Court of Chancery of the State of Delaware against the CBOE. The lawsuit seeks to enforce and protect the ERPs. The lawsuit alleges that these ERPs allow CBOT's full members who hold them to become full members of CBOE and to participate on an equal basis with other members of CBOE in CBOE's announced plans to demutualize. On January 4, 2007, the plaintiffs filed a Second Amended Complaint, in which they added a count seeking a declaration that, contrary to the position taken by the CBOE before the Securities and Exchange Commission (SEC), the merger between CBOT Holdings and CME Holdings would not result in the termination of the ERPs. The lawsuit seeks declaratory and injunctive relief as well as recovery of attorneys' fees. On January 11, 2007, the plaintiffs filed a motion for partial summary judgment. On January 16, 2007, the defendants filed a motion to dismiss the Second Amended Complaint. On January 15, 2008, the SEC approved CBOE's rule interpretation that no person qualifies to become or remain a CBOE exerciser member following the merger. All parties to the litigation and the judge have agreed that the stay previously granted in August 2007, which was implemented pending the SEC's decision, is no longer in effect and CBOT has filed a motion seeking to amend its complaint to reflect current circumstances.

In addition, the company is a defendant in, and has potential for, various other legal proceedings arising from its regular business activities. While the ultimate results of such proceedings against the company cannot be predicted with certainty, the company believes that the resolution of any of these matters will not have a material adverse effect on its consolidated financial position or results of operations.

CBOE EXERCISE RIGHT PRIVILEGES Under the terms of the merger agreement, eligible CBOT members who hold ERPs were each given the choice of tendering their ERP to the company for $250,000 payable after the closing or to participate as a class member in the CBOE lawsuit with a guaranteed payment of up to $250,000 from the company if the lawsuit results in a recovery of less than that amount. At the close of the merger, there were 1,331 ERPs outstanding. In August 2007, 159 ERPs were tendered to the company. As of December 31, 2007, there were 1,172 outstanding ERPs that could seek recovery from CME Group under the guarantee election. The maximum possible aggregate payment under the guarantee is $293.0 million. At December 31, 2007, the company's liability under the guarantee, which is recorded at fair value and included in other liabilities in its consolidated balance sheet, was estimated as $14.0 million. The fair value of the outstanding guarantee will continue to be adjusted on a quarterly basis until the lawsuit is resolved.

EMPLOYMENT-RELATED AGREEMENTS The exchange has employment agreements and other retention arrangements with Terrence A. Duffy, Executive Chairman and Craig S. Donohue, Chief Executive Officer.

Effective November 1, 2006, Mr. Duffy became the Executive Chairman, an executive officer of the company. For his service, Mr. Duffy receives as annual base salary of $1.0 million. Pursuant to a resolution approved by the Compensation Committee and the Board of Directors, Mr. Duffy is entitled to a retention payment in the amount of his annual base salary, if at the end of his term as Executive Chairman he is willing and able to serve another term as Executive Chairman and is not nominated for re-election to the Board and/or is not re-elected to the position of Executive Chairman by the members of the Board, if he is eligible to serve on the Board, subject to certain conditions. The Compensation Committee also authorized management, subject to annual review by the Committee, to self-insure the supplemental life and long-term disability coverage amounts necessary to provide Mr. Duffy with the same level of life and long-term disability coverage generally provided to employees under the Company's group life and long-term disability policies. Additionally, the Committee authorized the Company to gross up the self-insured supplemental life insurance amount to account for any taxes on such amount owed by Mr. Duffy's beneficiaries. Pursuant to this agreement, Mr. Duffy would be entitled to disability insurance benefits based on two-thirds of base pay and life insurance benefits based on three times base pay.

Mr. Donohue's agreement is through January 1, 2009, subject to renewal by mutual written agreement. Under the terms of the agreement, Mr. Donohue's annual base salary will be at least $0.9 million. In the event of a termination without cause, as defined in the agreement, Mr. Donohue is entitled to a one-time lump sum severance payment equal to two times his current base salary and will automatically vest in any outstanding equity awards that would have vested during the remaining term of the agreement. In the event Mr. Donohue voluntarily terminates the agreement for good reason, as defined in the agreement, Mr. Donohue is entitled to a one-time lump sum severance payment equal to two times his current base salary and will automatically vest in any outstanding equity awards.

The employment agreements also provide that these executive officers are eligible to participate in CME's benefit plans and programs, including the equity program and annual incentive plan, commensurate with their position in accordance with CME's policies for executives in effect from time to time.

MUTUAL OFFSET AGREEMENT CME and SGX have a mutual offset agreement that has been extended through October 2009. When a clearing firm of CME chooses to execute an after-hours trade in an eligible product at SGX, the resulting trade can be transferred from SGX to CME, and CME assumes the financial obligation to SGX for the transferred trade. A similar obligation can occur when a clearing firm of SGX chooses to execute a trade in an eligible product at CME. The net position of each exchange to the other is marked-to-market daily based on the settlement prices of the applicable exchange, and settlement is made between the exchanges in cash. Since settlement prices at each exchange may differ at the end of any given day and Singapore and Chicago operate in different time zones, there may be a difference between the two settlement amounts and there will be a difference in the timing of the settlement. To allow for adequate and timely funding of the settlement and in the unlikely event of a payment default by a clearing firm, CME and SGX each maintain collateral payable to the other exchange. CME can maintain collateral in the form of U.S. Treasury securities or irrevocable letters of credit. At December 31, 2007, CME was contingently liable to SGX on irrevocable letters of credit totaling $113.0 million and had pledged securities with a fair value of $100.1 million. Regardless of the collateral, CME guarantees all cleared transactions submitted through SGX and would initiate procedures designed to satisfy these financial obligations in the event of a default, such as the use of security deposits and performance bonds of the defaulting clearing firm.

CROSS-MARGIN AGREEMENTS CME and OCC have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm's positions in certain CME futures and options on futures contracts are combined with certain positions cleared by OCC for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by CME and OCC. If a participating firm defaults, the gain or loss on the liquidation of the firm's open position and the proceeds from the liquidation of the cross-margin account are split 50% each to CME and OCC.

A cross-margin agreement with LCH became effective in March 2000, whereby clearing firms' offsetting positions with CME and LCH are subject to reduced margin requirements. Similar cross-margin agreements exist with FICC and NYMEX whereby clearing firms' offsetting positions with CME and FICC or CME and NYMEX are subject to reduced margin requirements. Clearing firms maintain separate performance bond deposits with each clearing house, but depending on the net offsetting positions between CME and LCH, CME and FICC, or CME and NYMEX, as applicable, each clearing house may reduce the firm's performance bond requirement. In the event of a firm default, the total liquidation net gain or loss on the firm's offsetting open positions and the proceeds from the liquidation of the performance bond collateral held by each clearing house's supporting offsetting positions are split evenly between CME and the applicable clearing house.

Additionally, for the LCH, FICC, and NYMEX cross-margin agreements, if, after liquidation of all the positions and collateral of the defaulting firm at each respective clearing organization, and taking into account any cross-margining loss sharing payments, any of the participating clearing organizations has a remaining liquidating surplus, and any other participating clearing organization has a remaining liquidating deficit, any additional surplus from the liquidation will be shared with the other clearing houses to the extent that they have a remaining liquidating deficit. Any remaining surplus funds will be passed to the bankruptcy trustee.

GFX LETTER OF CREDIT CME guarantees a $5.0 million standby letter of credit for GFX. The beneficiary of the letter of credit is the clearing firm that is used by GFX to execute and maintain its futures positions. Per exchange requirements, GFX is required to place performance bond deposits with its clearing firm. The letter of credit, utilized as performance bond, will be drawn on in the event that GFX defaults in meeting requirements to its clearing firm. In the unlikely event of a payment default by GFX, if GFX's performance bond is not sufficient to cover the deficit, CME would guarantee the remaining deficit, if any.

SWAPSTREAM ACQUISITION On August 25, 2006, CME Holdings completed its acquisition of Swapstream. Additional cash purchase consideration of up to $20.2 million is payable contingent upon meeting specific performance conditions during the first five years of operations. Contingent consideration will be recorded as additional purchase price and will increase goodwill. To date, no contingent consideration obligations have been incurred under this arrangement.

INTELLECTUAL PROPERTY INDEMNIFICATIONS Some agreements with customers accessing the Swapstream electronic trading platform, the Clearing 21 platform or the CME Globex platform; utilizing market data services; and licensing CME SPAN software contain indemnifications from intellectual property claims that may be made against them as a result of their use of these products and services. The potential future claims relating to these indemnifications cannot be estimated and, therefore, in accordance with FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others," no liability has been recorded.

20. Derivatives Transactions

GFX engages in the trading of certain CME futures contracts, primarily in foreign exchange products. GFX posts bids and offers in these products on the CME Globex electronic trading platform to maintain a market and promote additional liquidity in these contracts. GFX limits risk from these transactions through offsetting transactions using futures contracts or spot foreign exchange transactions with approved counterparties in the interbank market. Formal trading limits have been established. Futures transactions are cleared by an independent clearing firm. Any residual open positions are marked-to-market on a daily basis and all realized and unrealized gains and losses are included in other revenues in the accompanying consolidated statements of income. Net trading gains totaled $9.2 million in 2007, $7.0 million in 2006 and $7.6 million in 2005. At December 31, 2007, futures positions held by GFX had a notional value of $131.7 million, offset by a similar amount of spot foreign exchange positions, resulting in a zero net position.

As a result of the merger with CBOT Holdings, CME Group assumed foreign currency forward contracts accounted for as fair value hedges. These contracts are intended to offset the effect of foreign exchange rate fluctuations on firm commitments for purchases of fixed annual and quarterly services denominated in pounds sterling. Forward contracts designated as hedges had a notional value of $13.3 million (£6.7 million) and a fair value of $1.8 million at December 31, 2007. No gains or losses were excluded from the assessment of hedge effectiveness in 2007. Certain forward contracts previously designated as hedges have been undesignated as a result of negotiations with vendors which resulted in a reduction of liabilities previously hedged. Forward contracts which were undesignated had a notional value of $6.0 million (£3.0 million) and a fair value of $0.8 million at December 31, 2007. The fair value of forward contracts is recorded in other current assets in the consolidated balance sheets. Losses related to contracts that no longer qualify for hedge accounting totaled $0.1 million in 2007. Gains and losses on hedging contracts and the underlying hedged items are recorded in investment income in the consolidated statements of income to the extent that the hedges are effective. Gains and losses on non-hedging contracts are also recorded in investment income.

21. Capital Stock

SHARES OUTSTANDING As of December 31, 2007, 53.3 million shares of Class A common stock, 625 shares of Class B-1 common stock, 813 shares of Class B-2 common stock, 1,287 shares of Class B-3 common stock and 413 shares of Class B-4 common stock were issued and outstanding. CME Group has no shares of preferred stock issued and outstanding.

In connection with its merger with CBOT Holdings, CME Group amended its certificate of incorporation to increase the number of authorized shares of Class A common stock to 1.0 billion shares from 138 million shares.

On August 1, 2007, CME Group commenced a fixed price tender offer for up to 6,250,000 shares of its Class A common stock (including the associated preferred stock purchase rights) at a price of $560. The tender offer was completed on September 5, 2007 and CME Group accepted for purchase 1,695,250 shares of its Class A common stock (including the associated preferred stock purchase rights), representing approximately 3.1% of the Class A common stock outstanding at the time of purchase.

ASSOCIATED TRADING RIGHTS CME Group operates two separate self-regulatory organizations through its wholly owned subsidiaries, CME and CBOT. Members of the particular exchange own or lease trading rights which entitle them to access to the trading floors and to discounts on trading fees as provided for by the rules of the particular exchange. Each class of CME Group Class B common stock is associated with a membership in a specific division for trading at CME. A CME trading right is a separate asset that is not part of or evidenced by the associated share of Class B common stock of CME Group. The Class B common stock of CME Group is intended only to ensure that the Class B shareholders of CME Group retain rights with respect to representation on the Board of Directors and approval rights with respect to the core rights described below.

Trading rights at CBOT are evidenced by Class B memberships in CBOT. Class B members of CBOT do not have any rights to elect members of the Board of Directors and are not entitled to receive dividends or other distributions on their Class B memberships in CBOT.

CORE RIGHTS Holders of CME Group Class B common shares have the right to approve changes in specified rights relating to the trading privileges at CME associated with those shares. These core rights include allocation of products that a holder of trading rights is permitted to trade through the exchange; the trading floor access rights and privileges of members; the number of memberships in each membership class and the number of authorized and issued shares of Class B common stock associated with that class; and eligibility requirements to exercise trading rights associated with Class B shares. Votes on changes to these core rights are weighted by class. Each class of Class B common stock has the following number of votes on matters relating to core rights: Class B-1, six votes per share; Class B-2, two votes per share; Class B-3, one vote per share; and Class B-4, 1/6th of one vote per share. The approval of a majority of the votes cast by the holders of shares of Class B common stock is required in order to approve any changes to core rights. Holders of shares of Class A common stock do not have the right to vote on changes to core rights.

VOTING RIGHTS With the exception of the matters reserved to holders of CME Group Class B common stock, holders of common stock vote together on all matters for which a vote of common shareholders is required. In these votes, each holder of shares of Class A or Class B common stock of CME Group has one vote per share.

TRANSFER RESTRICTIONS Each class of CME Group Class B common stock is subject to transfer restrictions contained in the Certificate of Incorporation of CME Group. These transfer restrictions prohibit the sale or transfer of any shares of Class B common stock separate from the sale of the associated trading rights.

ELECTION OF DIRECTORS The CME Group Board of Directors is composed of 30 members, consisting of 20 directors from CME Holdings and 10 directors from CBOT Holdings. Holders of Class A and Class B common stock have the right to vote together in the election of 24 directors. Until 2012, at least ten of these 24 directors must be CBOT directors as defined by our bylaws. Holders of Class B-1, Class B-2 and Class B-3 common stock have the right to elect the remaining six directors, of which three are elected by Class B-1 shareholders, two are elected by Class B-2 shareholders and one is elected by Class B-3 shareholders.

DIVIDENDS Holders of Class A and Class B common stock of CME Group are entitled to receive proportionately such dividends, if any, as may be declared by the CME Group Board of Directors.

OWNERSHIP REQUIREMENTS As of December 31, 2007, each clearing firm clearing only CME or CBOT products was required to own 8,000 shares of Class A common stock in addition to either the Class B common stock of CME Group or the associated CBOT trading privileges, as applicable. For firms clearing products at both CME and CBOT, the Class A common stock ownership requirement is increased to 12,000 shares. The total Class A common stock held by our clearing firms pursuant to this requirement was 1.1 million shares at December 31, 2007.

SHAREHOLDER RIGHTS PROVISIONS The Board of Directors of CME Group has adopted a plan creating rights that entitle CME Group's shareholders to purchase shares of CME Group stock in the event that a third party initiates a transaction designed to take over the company. This rights plan is intended to encourage persons seeking to acquire control of CME Group to engage in arms-length negotiations with the Board of Directors and management. The rights are attached to all outstanding shares of CME Group common stock, and each right entitles the shareholder to purchase one one-thousandth of a share of Series A junior participating preferred stock at a purchase price of $1,000 per unit. The rights should not interfere with any merger or other business combination approved by the Board of Directors since the rights may be amended to permit such acquisition or redeemed by the company under the terms of the plan. In the event the rights become exercisable, each holder of a right shall receive, upon exercise, Class A common stock having a value equal to two times the exercise price of the right.

OMNIBUS STOCK PLAN CME Group has adopted an Omnibus Stock Plan under which stock-based awards may be made to employees. A total of 4.0 million Class A shares have been reserved for awards under the plan. Awards totaling 3.2 million shares have been granted and are outstanding or have been exercised under this plan at December 31, 2007 (note 22).

LONG-TERM EQUITY INCENTIVE PLAN In connection with the merger, CME Group assumed CBOT Holdings' Long-Term Equity Incentive Plan. Under the plan stock-based awards may be made to certain directors, officers and other key employees or individuals. A total of 0.4 million shares have been reserved for awards under the plan. No awards have been granted under this plan subsequent to the merger and approximately 0.3 million shares remain available for future awards (note 22).

DIRECTOR STOCK PLAN CME Group has adopted a Director Stock Plan under which awards are made to non-executive directors as part of their annual compensation. A total of 25,000 Class A shares have been reserved under this plan, and approximately 9,500 shares have been awarded through December 31, 2007 (note 22).

EMPLOYEE STOCK PURCHASE PLAN CME Group has adopted an Employee Stock Purchase Plan (ESPP) under which employees may purchase Class A shares at 90% of the market value of the shares using after-tax payroll deductions. A total of 40,000 Class A shares have been reserved under this plan, of which approximately 5,300 shares have been purchased through December 31, 2007 (note 22).

22. Stock-Based Payments

For all periods presented, the company has utilized the fair value method of accounting for share-based payments, as provided in SFAS No. 123(R), "Share-Based Payment." Effective January 1, 2006, the company began to estimate expected forfeitures of stock grants, as required by SFAS No. 123(R), instead of the previous practice of accounting for forfeitures as they occur.

EMPLOYEE OPTIONS AND RESTRICTED STOCK AWARDS CME Group adopted an Omnibus Stock Plan under which stock-based awards may be made to employees. A total of 4.0 million Class A shares have been reserved for awards under the plan. Awards totaling 3.2 million shares have been granted and are outstanding or have been exercised under the plan as of December 31, 2007. Awards granted since 2003 generally vest over a five-year period, with 20% vesting one year after the grant date and on that same date in each of the following four years.

In connection with the merger with CBOT Holdings, CME Group assumed stock options available or outstanding under CBOT Holdings' Long-Term Equity Incentive Plan. A total of 0.4 million shares have been reserved for awards under the plan. Awards totaling 109,422 shares were outstanding under this plan at the time the merger closed and CME Group assumed the plan. No options have been awarded under this plan subsequent to the merger.

Total compensation expense for stock-based payments was $22.9 million for the year ended December 31, 2007, $16.4 million for the year ended December 31, 2006, and $12.6 million for the year ended December 31, 2005. The total income tax benefit recognized in the consolidated statements of income for stock-based payment arrangements was $9.1 million, $6.5 million and $5.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Excluding estimates of future forfeitures, at December 31, 2007, there was $43.7 million of total unrecognized compensation expense related to employee stock-based compensation arrangements that had not yet vested. That expense is expected to be recognized over a weighted average period of 2.4 years.

Employee Options In 2007, the company granted employees stock options totaling 133,790 shares under the Omnibus Stock Plan. The options have a ten-year term with exercise prices ranging from $533 to $699, the closing market prices on the day of grant. The fair value of these options totaled $26.4 million, measured at the grant dates using the Black-Scholes valuation model. The Black-Scholes fair value of each option grant was calculated using the following assumptions:

			Year of Grant
	2007	2006	2005
Dividend yield	**0.5% – 0.7%**	0.5% – 0.6%	0.5% – 0.9%
Expected volatility	**25.4% – 32.9%**	31.8% – 37.9%	33.6% – 42.8%
Risk-free interest rate	**3.9% – 5.1%**	4.5% – 5.0%	3.9% – 4.4%
Expected life	**6.5 years**	6.5 years	6 – 6.5 years

The dividend yield was calculated by dividing that year's expected dividend by the market price of the stock at the date of grant. Expected volatility was determined using a weighted-average implied volatility of traded options on the company's stock. Historical volatility was evaluated, but it was determined that implied volatility was a better measure of expected future volatility. The risk-free rate was based on the U.S. Treasury yield in effect at the time of the grant. Since 2005, the expected life of options granted has been determined using the simplified method as outlined in guidance from the SEC.

The following table summarizes stock option activity for the year ended December 31, 2007:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2006	910,173	$ 169
Granted	133,790	553
Assumed in connection with merger (note 2)	109,422	212
Exercised	(308,745)	127
Cancelled	(40,612)	258
Outstanding at December 31, 2007	804,028	251
Exercisable at December 31, 2007	283,210	138

The weighted average grant date fair value of options granted during the years 2007, 2006, and 2005 was $197, $196 and $100 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005, was $140.9 million, $113.2 million and $107.8 million, respectively.

Stock options outstanding at December 31, 2007 had a weighted average remaining contractual life of 7 years and an aggregate intrinsic value of $350 million. Stock options exercisable at December 31, 2007 had a weighted average remaining contractual life of 6 years and an aggregate intrinsic value of $155 million.

Employee Restricted Stock In 2007, the company also granted 12,015 shares of restricted Class A common stock which generally have a vesting period of 2 to 5 years. The fair value related to these grants is $6.6 million, which will be recognized as compensation expense on an accelerated basis over the vesting period.

The following table summarizes restricted stock activity for the period:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2006	19,250	$ 210
Granted	12,015	551
Vested	(6,562)	176
Cancelled	(1,988)	252
Outstanding at December 31, 2007	22,715	396

The total fair value of restricted stock that vested during the years ended December 31, 2007, 2006 and 2005, was $3.8 million, $3.2 million and $5.9 million, respectively.

EMPLOYEE STOCK PURCHASE PLAN Eligible employees may acquire shares of CME Group's Class A common stock using after-tax payroll deductions made during consecutive offering periods of approximately six months in duration. Shares are purchased at the end of each offering period at a price of 90% of the closing price of the Class A common stock as reported on the New York Stock Exchange. Compensation expense is recognized on the date of purchase for the discount from the closing price. In 2007, 2006 and 2005, a total of 2,103, 2,089 and 1,124 shares, respectively, of Class A common stock were issued to participating employees. These shares are subject to a six-month holding period. Expense of $129,000, $101,000 and $42,000 for the purchase discount was recognized in 2007, 2006 and 2005, respectively.

DIRECTOR STOCK PLAN In 2005, CME Holdings added an equity component to its compensation for non-executive members of the Board of Directors. Under the original terms of the 2005 Director Stock Plan, non-executive directors received 100 shares of Class A common stock annually. Directors were also permitted to elect to receive some or all of the $17,500 cash portion of their annual stipend in shares of stock based on the closing price at the date of distribution. In August 2006, the cash portion of the annual stipend increased to $25,000. Non-executive directors may continue to elect to receive some or all of the cash portion of their annual stipend in shares of stock based on the closing price at the date of distribution. Additionally, each non-executive director now receives an annual award of Class A common stock with a value equal to $75,000. As a result, 4,072, 3,187 and 2,233 shares of Class A common stock were issued to non-executive directors during 2007, 2006 and 2005, respectively. These shares are not subject to any vesting restrictions. Expense of $1.7 million, $1.0 million and $0.3 million related to these stock-based payments was recognized for the years ended December 31, 2007, 2006 and 2005, respectively.

23. Accumulated Other Comprehensive Income (Loss)

The following table sets forth the changes in each component of accumulated other comprehensive income (loss), net of tax:

(in thousands)	Net Unrealized Gain(Loss) on Securities	Actuarial Gain(Loss) on Defined Benefit Plans	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2004	$ (1,595)	$ —	$ —	$ (1,595)
Change	(1,312)	—	—	(1,312)
Balance at December 31, 2005	(2,907)	—	—	(2,907)
Adjustment to initially adopt SFAS No. 158	—	(1,779)	—	(1,779)
Change	1,276	—	431	1,707
Balance at December 31, 2006	**(1,631)**	**(1,779)**	**431**	**(2,979)**
Change	**1,854**	**(2,363)**	**386**	**(123)**
Balance at December 31, 2007	**$ 223**	**$ (4,142)**	**$ 817**	**$ (3,102)**

24. Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of all classes of common stock outstanding during each year. Diluted earnings per share reflects the increase in shares using the treasury stock method to reflect the impact of an equivalent number of shares of common stock if stock options were exercised and restricted stock awards were converted into common stock. There were 134,100, 137,300 and 218,900 outstanding stock options at December 31, 2007, 2006 and 2005, respectively, which were anti-dilutive.

(in thousands, except per share data)	**2007**	2006	2005
Net Income	**$ 658,533**	$ 407,348	$ 306,857
Weighted Average Common Shares Outstanding:			
Basic	**43,754**	34,696	34,315
Effect of stock options	**342**	418	509
Effect of restricted stock awards	**11**	10	15
Diluted	**44,107**	35,124	34,839
Earnings per Common Share:			
Basic	**$ 15.05**	$ 11.74	$ 8.94
Diluted	**14.93**	11.60	8.81

25. Quarterly Information (unaudited)

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2007:					
Total revenues	**$ 332,331**	**$ 329,009**	**$ 565,222**	**$ 529,539**	**$ 1,756,101**
Operating income	**200,583**	**192,269**	**345,015**	**312,626**	**1,050,493**
Non-operating income (expense)	**14,774**	**17,164**	**(10,695)**	**24,066**	**45,309**
Income before income taxes	**215,357**	**209,433**	**334,320**	**336,692**	**1,095,802**
Net income	**130,028**	**125,875**	**201,572**	**201,058**	**658,533**
Earnings per common share:					
Basic	**$ 3.73**	**$ 3.61**	**$ 3.90**	**$ 3.78**	**$ 15.05**
Diluted	**3.69**	**3.57**	**3.87**	**3.75**	**14.93**
Year Ended December 31, 2006:					
Total revenues	$ 251,717	$ 282,209	$ 274,705	$ 281,316	$ 1,089,947
Operating income	138,888	166,842	157,037	158,311	621,078
Non-operating income	11,613	13,052	13,477	12,437	50,579
Income before income taxes	150,501	179,894	170,514	170,748	671,657
Net income	91,413	109,533	103,800	102,602	407,348
Earnings per common share:					
Basic	$ 2.64	$ 3.16	$ 2.99	$ 2.95	$ 11.74
Diluted	2.61	3.12	2.95	2.91	11.60

26. Subsequent Event

CME Group completed its transaction with BM&F on February 26, 2008. CME Group issued 1.2 million shares of Class A common stock (approximately a 2% equity interest in the company) at a cost of $631.4 million in exchange for 101.1 million shares in BM&F, which represents an equity interest of approximately 10%. Under the terms of the agreement, neither CME Group nor BM&F may sell its equity interest in the other until February 2012.

Forward-Looking Statements

From time to time, in written reports and oral statements, we discuss our expectations regarding future performance. Forward-looking statements are based on currently available competitive, financial and economic data, current expectations, estimates, forecasts and projections about the industries in which we operate and management's beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. We want to caution you not to place undue reliance on any forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the factors that might affect our performance are: our ability to successfully integrate the businesses of CME Holdings and CBOT Holdings, including the fact that such integration may be more difficult, time consuming or costly than expected and revenues following the merger may be lower than expected; increasing competition by foreign and domestic entities, including increased competition from new entrants into our markets and consolidation of existing entities; our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers; our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services; our ability to adjust our fixed costs and expenses if our revenues decline; our ability to continue to generate revenues from our processing services; our ability to maintain existing customers and attract new ones; our ability to expand and offer our products in foreign jurisdictions; changes in domestic and foreign regulations; changes in government policy, including policies relating to common or directed clearing; the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others; our ability to generate revenue from our market data that may be reduced or eliminated by decreased demand or the growth of electronic trading; changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure; the ability of our financial safeguards package to adequately protect us from the credit risks of clearing members; changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets; economic, political and geopolitical market conditions; natural disasters and other catastrophes; our ability to accommodate increases in trading volume and order transaction traffic without failure or degradation of the performance of our systems; our ability to execute our growth strategy and maintain our growth effectively; our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy; our ability to continue to generate funds and/or manage our indebtedness to allow us to continue to invest in our business; industry and customer consolidation; decreases in trading and clearing activity; and the imposition of a transaction tax on futures and options on futures transactions. More detailed information about factors that may affect our performance may be found in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K, which is available in the Investor Relations section of our Web site.



TERRENCE A. DUFFY
Executive Chairman



CHARLES P. CAREY
Vice Chairman



CRAIG S. DONOHUE
Chief Executive Officer



LEO MELAMED
Chairman Emeritus
Chairman and Chief Executive Officer, Melamed and Associates, Inc., Chicago, Ill.
Vice Chairman, HuaMei Capital Company, Chicago, Ill. and Beijing, China
Co-Chairman, Stevenson, Melamed & Associates, Chicago, Ill.



JOHN F. SANDNER
Retired Chairman of the Board
*Chairman, E*Trade Futures, LLC, Chicago, Ill.*



MARK E. CERMAK
Director, Execution Services, Fortis Clearing Americas, Chicago, Ill.



DENNIS H. CHOOKASZIAN
Financial Accounting Standards Advisory Council Chairman, Washington, D.C.
Former Chairman and Chief Executive Officer, CNA Insurance Companies, Chicago, Ill



JACKIE CLEGG
Managing Partner, Clegg International Consultants, LLC, Washington, D.C.



ROBERT F. CORVINO
Independent Trader, Chicago, Ill.



JAMES A. DONALDSON
Independent Trader, Chicago, Ill.



MARTIN J. GEPSMAN
Independent Broker and Trader, Chicago, Ill.



LARRY G. GERDES
Chairman, President and Chief Executive Officer, Transcend Services, Inc., Atlanta, Ga.
General Partner, Gerdes Huff Investments, Atlanta, Ga.



DANIEL R. GLICKMAN
Chairman and Chief Executive Officer, Motion Picture Association of America, Inc., Washington, D.C.
U.S. Secretary of Agriculture (1995–2001)
Member of Congress, Kansas (1977–1995)



ELIZABETH HARRINGTON
President and Chief Executive Officer, E. Harrington Global, Chicago, Ill.
Retired Partner, Global Strategy and China Practices, PricewaterhouseCoopers, LLP, Chicago, Ill.



BRUCE F. JOHNSON
Independent Trader, Chicago, Ill.



GARY M. KATLER
Vice President, Fortis Clearing Americas, Chicago, Ill.



PATRICK B. LYNCH
Independent Trader, Chicago, Ill.



WILLIAM P. MILLER II

Senior Investment Officer, Fund Management for the Ohio Public Employees Retirement System, Columbus, Ohio



JOSEPH NICIFORO

Chairman, Twinfields Capital Management, Greenwich, Conn.



C.C. ODOM II

Independent Member/Trader, Sole Proprietor, Odom Investments and Argent Venture Capital, San Antonio, Texas



JAMES E. OLIFF

President, FILO Corp., Chicago, Ill.



JOHN L. PIETRZAK

Managing Partner, Longwood Partners, Chicago, Ill.

General Partner, Sparta Group, Chicago, Ill.



ALEX J. POLLOCK

Resident Fellow, American Enterprise Institute, Washington, D.C.



WILLIAM G. SALATICH, JR.

Independent Broker and Trader, Chicago, Ill.



TERRY L. SAVAGE

Financial Journalist and Author

President, Terry Savage Productions, Ltd., Chicago, Ill.



MYRON S. SCHOLES

Chairman, Platinum Grove Asset Management, LP, Rye Brook, N.Y.

Frank E. Buck Professor of Finance, Emeritus, Stanford Graduate School of Business, Stanford, Calif.

Nobel Laureate–Economics (1977)



HOWARD J. SIEGEL

Independent Trader, Chicago, Ill.



CHRISTOPHER STEWART

Chief Executive Officer, Gelber Group, LLC, Chicago, Ill.



DAVID J. WESCOTT

President, The Wescott Group Ltd., Chicago, Ill.

Vice President, MF Global, Chicago, Ill.

WILLIAM R. SHEPARD *(not pictured)*

President and Founder, Shepard International, Inc., Chicago, Ill.

Management Team

CRAIG S. DONOHUE
Chief Executive Officer

PHUPINDER S. GILL
President

KATHLEEN M. CRONIN
Managing Director, General Counsel and Corporate Secretary

JOHN P. DAVIDSON III
Managing Director and Chief Corporate Development Officer

BRYAN T. DURKIN
Managing Director and Chief Operating Officer

JULIE HOLZRICHTER
Managing Director, Operations

JAMES R. KRAUSE
Managing Director and Chief Information Officer

JAMES E. PARISI
Managing Director and Chief Financial Officer

HILDA HARRIS PIELL
Managing Director and Chief Human Resources Officer

RICHARD H. REDDING
Managing Director, Products and Services

KIMBERLY S. TAYLOR
Managing Director and President, CME Clearing

Managing Directors

ANNE E. BAGAN
Managing Director, Audits

NEAL B. BRADY
Managing Director, Business Development

JOHN F. CURRAN
Managing Director, Product Strategy

TIMOTHY J. DOAR
Managing Director, Risk Management

ARMAN FALSAFI
Managing Director, Europe, Middle East and Africa

JAMES W. FARRELL
Managing Director, Match Engine Development

NANCY W. GOBLE
Managing Director and Chief Accounting Officer

EDWARD M. GOGOL
Managing Director, Clearing Solutions

JOHN K. HART
Managing Director, Technology Engineering

SCOTT R. KAUFMAN
Managing Director, Enterprise Architecture

RICHARD J. KOKOSZKA
Managing Director, Internal Audit

KEVIN KOMETER
Managing Director and Deputy Chief Information Officer

JOHN W. LABUSZEWSKI
Managing Director, Research and Product Development

RICHARD H. LAMM
Managing Director, Regulatory Counsel

TINA F. LEMIEUX
Managing Director, Hedge Funds and Broker Services

ANITA S. LISKEY
Managing Director, Corporate Marketing and Communications

DALE A. MICHAELS
Managing Director, Credit and Market Risk Management

JOSEPH A. PANFIL
Managing Director, Enterprise Technology Services

PHILIP J. PAPESH
Managing Director, Exchange Business Systems Development

DEAN P. PAYTON
Managing Director and Chief Regulatory Officer

JOHN C. PESCHIER
Managing Director, Investor Relations

JOHN W. PIETROWICZ
Managing Director, Corporate Finance and Treasury

ROBERT D. RAY
Managing Director, International Sales and Commodity/Equity Products

ROBIN S. ROSS
Managing Director, Interest Rate Products

DEREK L. SAMMANN
Managing Director, Foreign Exchange Products

JOHN L. SANTANA
Managing Director, Front End Systems Technology

DONALD D. SERPICO
Managing Director, Facilities and Business Continuity Planning

ANN K. SHUMAN
Managing Director and Deputy General Counsel

KENDAL L. VROMAN
Managing Director, Information and Technology Services

SCOT E. WARREN
Managing Director, Equity Products

JULIE M. WINKLER
Managing Director, Research and Product Development

C. F. WONG
Managing Director, Asia

Performance Graph

The following graph compares the cumulative five-year total return provided shareholders on our Class A common stock relative to the cumulative total returns of the S&P 500 index, and our new and former peer groups described below as of the end of the year. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Class A common stock, in each of the peer groups, and the index on December 31, 2002 and its relative performance is tracked through December 31, 2007. We compiled the new peer group to more closely reflect our competitors in our industry. We believe the new peer group provides a more meaningful basis for comparison of our stock performance.

New Peer Group:

- IntercontinentalExchange, Inc.
- Nasdaq Stock Market, Inc.
- NYMEX Holdings, Inc.
- NYSE Euronext

Former Peer Group:

- IntercontinentalExchange, Inc.
- Nasdaq Stock Market, Inc.
- NYSE Euronext
- International Securities Exchange Holdings, Inc.

CUMULATIVE TOTAL RETURN



$2,000
1,600
1,200
800
400
0
02
03
04
05
06
07
CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.
S&P 500
NEW PEER GROUP
FORMER PEER GROUP

**$100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.*

www.researchdatagroup.com/S&P.htm

Share Information

CLASS A COMMON STOCK

Our Class A common stock is listed on the NYSE and the NASDAQ Global Select Market Inc. under the ticker symbol "CME." As of February 20, 2008, there were 1,830 holders of record of our Class A common stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on a quarterly basis, as reported on the NYSE.

2007	High	Low
First Quarter	$ 596.26	$ 510.00
Second Quarter	565.00	497.00
Third Quarter	609.92	506.50
Fourth Quarter	714.48	593.58

2006	High	Low
First Quarter	$ 457.50	$ 354.51
Second Quarter	503.94	417.90
Third Quarter	508.78	425.79
Fourth Quarter	557.97	464.70

CLASS B COMMON STOCK

Our Class B common stock is not listed on a national securities exchange or traded in an organized over-the-counter market. Each class of our Class B common stock is associated with a membership in a specific division of our CME exchange. CME's rules provide exchange members with trading rights and the ability to use or lease these trading rights. Each share of our Class B common stock can be transferred only in connection with the transfer of the associated trading rights. The memberships by class are CME (Chicago Mercantile Exchange), IMM (International Monetary Market), IOM (Index and Option Market) and GEM (Growth and Emerging Markets).

Class B shares and the associated trading rights are bought and sold through our Shareholder Relations and Membership Services Department. In addition, trading rights may be leased through the department. Trading rights sales are reported on our Web site at www.cmegroup.com. Although our Class B shareholders have special voting rights, because our Class B shares have the same equitable interest in our earnings and the same dividend payments as our Class A shares, we expect that the market price of our Class B common stock, if reported separately from the associated trading rights, would be determined by the value of our Class A common stock. As of February 20, 2008, there were 1,890 holders of record of our Class B common stock.

DIVIDENDS

The following table sets forth the dividends we paid on our Class A and Class B common stock in the last two years:

Record Date	Dividend per Share
March 9, 2007	$ 0.86
June 8, 2007	0.86
September 10, 2007	0.86
December 10, 2007	0.86

Record Date	Dividend per Share
March 10, 2006	$ 0.63
June 9, 2006	0.63
September 8, 2006	0.63
December 8, 2006	0.63

We intend to pay regular quarterly dividends to our shareholders. The decision to pay a dividend, however, remains within the discretion of our Board of Directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our Board of Directors deems relevant. Our existing credit facility as well as future credit facilities, other future debt obligations and statutory provisions may limit our ability to pay dividends. On January 30, 2008, the Board of Directors declared a regular quarterly dividend of $1.15 per share, representing a 34% increase over the prior quarter, to be paid on March 25, 2008, to shareholders of record on March 10, 2008.

Company Information

HEADQUARTERS
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.1000 tel
312.466.4410 fax
www.cmegroup.com
info@cmegroup.com

INVESTOR RELATIONS
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.8491

SHAREHOLDER RELATIONS AND MEMBERSHIP SERVICES
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.3409

FINANCIAL REPORTS
Copies of the CME Group 2007 Annual Report to Shareholders, as well as its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission, are available online at www.cmegroup.com, or to shareholders upon written request to Shareholder Relations and Membership Services at the above address.

The company is required to file as an exhibit to its 2007 Annual Report on Form 10-K a certification under Section 302 of the Sarbanes-Oxley Act of 2002 signed by the chief executive officer and the chief financial officer. In addition, the company is required to submit a certification, signed by the chief executive officer, to the New York Stock Exchange within 30 days following the company's annual meeting of shareholders. Copies of these certifications are available to shareholders upon written request to Shareholder Relations and Membership Services at the above address.

STOCK LISTING
CME Group Class A common stock is listed on the New York Stock Exchange and The NASDAQ Global Select Market under the ticker symbol "CME." As of February 27, 2008, there were approximately 2,000 holders of record of the company's Class A common stock. CME Group Class B common stock is not listed on a national securities exchange or traded in an organized over-the-counter market. Each class of Class B common stock is associated with membership in a specific division of the exchange.

DIVIDENDS
The company's current dividend policy, subject to the discretion of the board of directors, is to pay out approximately 30 percent of the prior year's cash earnings as dividends to shareholders. Quarterly dividends are generally paid in March, June, September and December.

TRANSFER AGENT
Computershare Investor Services
Stock Transfer Department
2 North LaSalle Street
Chicago, Illinois 60602
312.360.5104
(Automated interactive voice response systems are available 24 hours a day. Press zero for live customer support 8:00 a.m. to 5:00 p.m. Central Time on any day the New York Stock Exchange is open.)

www.computershare.com
(For information regarding your account or a specific company, click on INVESTORS and follow the instructions on the screen.)

ANNUAL MEETING
The 2008 Annual Meeting of Shareholders will be held at 10:00 a.m., Central Time, on Wednesday, May 7, 2008, at the University of Chicago Gleacher Center, located at 450 N. Citifront Plaza Drive in Chicago. All shareholders are cordially invited to attend. A formal notice of meeting, proxy statement and proxy have been sent to shareholders.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606

CORPORATE COMMUNICATIONS
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.3434

CUSTOMER SERVICE
For customer service assistance, call 800.331.3332. Outside the United States, please call 312.930.2316. To provide feedback on customer service at CME Group, please call 866.652.1132 or e-mail customerfeedback@cmegroup.com.

CORPORATE GOVERNANCE
On the corporate governance Web page at www.cmegroup.com, shareholders can view the company's corporate governance principles, charters of all board level committees, the independence standards, board of directors code of ethics, employee code of conduct and the director conflict of interest policy. Copies of these documents are available to shareholders without charge upon written request to Shareholder Relations and Membership Services at the address listed above.

ADDITIONAL INFORMATION
Further information about CME Group and its products is available on our Web site at www.cmegroup.com. Information made available on our Web site does not constitute part of this document. The Globe logo, CLEARING 21®, CME®, CME Auction Markets™, CME Group®, Chicago Mercantile Exchange®, E-mini®, Globex®, IEF®, and SPAN® are trademarks of Chicago Mercantile Exchange Inc. CBOT®, e-CBOT® and the Chicago Board of Trade® are trademarks of the Board of Trade of the City of Chicago, Inc. All other trademarks are the property of their respective owners, used under license.

Brazilian Mercantile & Futures Exchange S.A. and BM&F are trademarks of the Brazilian Mercantile & Futures Exchange S.A. Chicago Board Options Exchange® and CBOE® are trademarks of the Chicago Board Options Exchange. Dow Jones® and the Dow Jones U.S. Real Estate Index™ are trademarks of Dow Jones & Company, Inc. and American International Group, Inc. FTSE® is jointly owned by the London Stock Exchange plc and the Financial Times Limited. Xinhua is a service mark and trademark of Xinhua Finance Limited. Fixed Income Clearing Corporation and FICC are trademarks of the Fixed Income Clearing Corporation. FXMarketSpace is a trademark of FXMarketSpace. KOSPI® is a trademark of the Korea Exchange Company Republic of Korea. Clearnet® is a trademark of Telus Corporation. The Lehman Brothers U.S. Aggregate IndexSM is a service mark of Lehman Brothers Holding, Inc. MSCI® is a trademark of MSCI Inc. NASDAQ® is a trademark of The NASDAQ Stock Market, Inc. NYMEX® is a trademark of the New York Mercantile Exchange, Inc. Options Clearing Corporation and OCC are trademarks of the Options Clearing Corporation. Russell 1000® and Russell 2000® are trademarks of Russell Investment Group. S&P®, S&P MidCap 400™ and S&P SmallCap 600™ are trademarks of the McGraw-Hill Companies, Inc. Singapore Exchange and SGX are trademarks of Singapore Exchange Limited. Swapstream® is a registered trademark of Swapstream Operating Services, Ltd. TRAKRS® is a trademark of Merrill Lynch & Co., Inc. U.S. Futures Exchange™ is a trademark of U.S. Futures Exchange, L.L.C. and Eurex® is a trademark of Deutsche Boerse AG.

CME Group

A CME/Chicago Board of Trade Company

20 South Wacker Drive
Chicago, Illinois 60606

March 17, 2008

Dear Shareholder:

You are cordially invited to attend the 2008 annual meeting of shareholders of CME Group Inc. The meeting will be held at 10:00 a.m., Central Time, on Wednesday, May 7, 2008, at the University of Chicago Gleacher Center, 450 North Cityfront Plaza Drive, Chicago, Illinois.

In addition to topics described in the notice of annual meeting and proxy statement, we'll share our progress and there will be an opportunity to ask questions of interest to you as a valued shareholder and customer.

Your vote is very important. We urge you to vote your shares promptly, even if you plan to attend the meeting. You may vote by telephone or over the Internet by following the instructions on the enclosed proxy card or by returning the enclosed proxy card. We look forward to seeing you at the meeting.

Sincerely,

Terrence A. Duffy	Craig S. Donohue
Executive Chairman	Chief Executive Officer

CME Group

A CME/Chicago Board of Trade Company

20 South Wacker Drive
Chicago, Illinois 60606

Notice of Annual Meeting of Shareholders
May 7, 2008

The annual meeting of shareholders of CME Group Inc. will be held at 10:00 a.m., Central Time, on Wednesday, May 7, 2008, at the University of Chicago Gleacher Center, 450 North Cityfront Plaza Drive, Chicago, Illinois, for the following purposes:

1. to elect eight directors that we refer to as "Equity Directors;"
2. to elect one Class B-1 director and one Class B-2 director;
3. to elect five members of the Class B-1 nominating committee and five members of the Class B-2 nominating committee;
4. to ratify our audit committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for 2008; and
5. to transact any other business that properly comes before the meeting.

You are entitled to notice of and to vote at the annual meeting if you were a shareholder of record of CME Group Inc. Class A or Class B common stock at the close of business on March 10, 2008. There were 54,507,390 shares of our Class A common stock and 3,138 of our Class B common stock issued and outstanding on March 10, 2008. The Company expects to either mail or provide notice and electronic delivery of this notice of annual meeting, proxy statement and 2007 annual report on or about March 24, 2008.

Your vote is important. We urge you to vote your shares promptly, even if you plan to attend the meeting. You may vote over the Internet, by telephone or by returning the enclosed proxy card by mail. Specific instructions on how to vote can be found on the proxy card.

If you wish to vote by telephone or over the Internet and you hold your shares at Computershare, our transfer agent, you may vote until 10:59 p.m., Central Time, on Tuesday, May 6, 2008.

By order of the board of directors,

Kathleen M Cronin

Kathleen M. Cronin
Managing Director, General Counsel and
Corporate Secretary

March 17, 2008
Chicago, Illinois

Proxy Statement for the
Annual Meeting of Shareholders of
CME GROUP INC.
To be held on Wednesday, May 7, 2008

Table of Contents

In this proxy statement, we refer to CME Group Inc. as "CME Group" or the "Company," to Chicago Mercantile Exchange Inc. as "CME," to CBOT Holdings, Inc. as "CBOT Holdings" and to Board of Trade of the City of Chicago, Inc. as "CBOT." In connection with our merger with CBOT Holdings, Chicago Mercantile Exchange Holdings Inc. ("CME Holdings") was the surviving company and its name was changed to CME Group. In this proxy statement, the terms "we," "us" and "our" refer to CME Group and its subsidiaries.

Frequently Asked Questions Regarding Attendance and Voting Matters

When and where is the annual meeting?

The annual meeting of shareholders of CME Group will be held on Wednesday, May 7, 2008, at 10:00 a.m. Central Time, at the University of Chicago Gleacher Center, 450 North Cityfront Plaza Drive, Chicago, Illinois.

Who can attend the annual meeting?

All holders of Class A and Class B common stock on March 10, 2008, the record date for the annual meeting, are invited to attend the annual meeting. If you attend, you will be asked to present valid picture identification, such as a driver's license or passport. If you are not a shareholder of record, you must bring evidence from your broker that you are a shareholder and are eligible to attend the meeting, such as a letter or account statement from your broker or bank. Shareholders will not be allowed to use cameras, recording devices and other electronic devices at the meeting.

Will the annual meeting be Web cast?

Yes. A live Web cast of the annual meeting will be provided from our Investor Relations section of our Web site *www.cmegroup.com*. Go to Investor Relations, click on Investor Calendar and then click on listen to Web cast for the CME Group Inc. 2008 Annual Meeting of Shareholders.

How did the merger with CBOT Holdings impact the board of directors?

As a result of our merger with CBOT Holdings, the size of the board of directors increased from 20 to 30 members and was classified into Classes I, II and III. Ten of our 30 directors are former board members of CBOT Holdings and CBOT. Six of our directors continue to be elected by our Class B shareholders.

What proposals are we being asked to vote on?

Holders of all classes of Class A and Class B common stock of CME Group (voting together as a single class) are being asked to vote on the following:

- the election of eight directors that we refer to as "Equity Directors;" and
- the ratification of our audit committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for 2008.

In addition, holders of Class B-1 and Class B-2 shares are being asked to vote on the election of one director for their respective class. We refer to these directors as the "Class B directors."

Finally, holders of Class B-1 and Class B-2 shares are being asked to vote on the election of five members of the Class B nominating committee for their respective class, each from a slate of ten candidates. We refer to these nominating committee members as the "Class B nominating committee members."

Who is entitled to vote?

You may vote if you owned shares of Class A or Class B common stock of CME Group as of the close of business on March 10, 2008, the record date for the annual meeting. The number of shares outstanding of each of our classes of common stock as of March 10, 2008 was as follows:

Class	*Shares Outstanding*
Class A	54,507,390
Class B-1	625
Class B-2	813
Class B-3	1,287
Class B-4	413

There were approximately 2,000 holders of record of our Class A common stock and approximately 1,900 holders of record of our Class B common stock on such date.

The following table shows the number of votes each share is entitled to cast on the proposals on which shareholders will vote at the annual meeting:

Proposal	*Class A*	*Class B-1*	*Class B-2*	*Class B-3*	*Class B-4*
Election of Equity Directors	1	1	1	1	1
Election of Class B Director	N/A	1	1	N/A	N/A
Election of Class B Nominating Committee Members	N/A	1	1	N/A	N/A
Ratification of Ernst & Young LLP	1	1	1	1	1

In connection with our merger, we issued fractional shares of our Class A common stock to CBOT Holdings shareholders. Holders of fractional shares are entitled to vote their fractional share in proportion to their fractional interest. For example, an individual owning 1,000.75 shares would be entitled to 1,000 votes and ¾ of one vote.

How do I vote?

Shareholders of <u>*record*</u> have three ways to cast their vote:

- ***By phone or via the Internet*** – by calling 1-800-690-6903 or voting electronically over the Internet by going to *www.proxyvote.com*. You will need to reference the control number on your proxy card when voting by telephone or over the Internet. If you wish to vote by telephone or over the Internet, you may vote until 10:59 p.m., Central Time, on Tuesday, May 6, 2008.
- ***By mail*** – by submitting the proxy card in the envelope provided.
- ***In person*** – by voting your proxy card at the annual meeting.

For holders in <u>*street name*</u>, your proxy materials include a voting instruction form from the institution holding your shares. The availability of telephone or Internet voting will depend upon the institution's voting processes. You may also vote in person at the annual meeting if you obtain a legal proxy from the institution holding your shares. Please contact the institution holding your shares for more information.

Your vote is important. Whether or not you plan to attend the annual meeting, we urge you to vote your shares by returning the enclosed proxy card and/or voting instruction card in the accompanying envelope or casting your vote by telephone or over the Internet. Voting by proxy or instruction card will not affect your right to attend the meeting and vote your shares in person. You can save us the expense of a second mailing by voting promptly.

What is a shareholder of record?

A shareholder of record or registered shareholder is a shareholder whose ownership of CME Group stock is reflected directly on the books and records of our transfer agent, Computershare. If you hold stock through a bank, broker or other intermediary, you hold your shares in street name and are not a shareholder of record. For shares held in street name, the record owner of your shares is your bank, broker or other intermediary. We only have access to ownership records for the registered shares. Therefore, if you are not a registered shareholder, you will need to bring additional documentation to evidence your stock ownership as of the record date, such as, a copy of your brokerage account statement, a letter from your broker, bank or other nominee or a copy of your voting instruction card to be admitted to the annual meeting.

What does it mean if I receive more than one proxy card?

This means that you have multiple accounts holding CME Group shares. Shares with different registrations cannot be combined and as a result, you may receive more than one proxy card. For example, shares held through your broker cannot be combined with shares held at our transfer agent, Computershare. Additionally, our Class B shares are not combined with our Class A shares. Therefore, if you own both Class A and Class B shares you will receive more than one proxy card.

If you receive more than one proxy card, you must vote each card to ensure that all shares you own are voted.

What if I return my proxy card but do not provide voting instructions?

If you sign, date and return the proxy card without indicating your instructions on how to vote your shares, the proxies will vote your shares as follows:

- **"FOR"** the election of eight directors that we refer to as "Equity Directors;"
- **"ABSTAIN"** from voting for Class B directors, if applicable;
- **"ABSTAIN"** from voting for Class B nominating members, if applicable; and
- **"FOR"** the ratification of our audit committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for 2008.

If any other matter is presented at the annual meeting, your proxies will vote in accordance with their best judgment. At the time this proxy statement went to press, we knew of no matters to be addressed at the annual meeting beyond those described in this proxy statement.

Can I change my mind after I vote?

For shareholders of record: You may change or revoke your vote by submitting a written notice of revocation directed to the Corporate Secretary, CME Group Inc., 20 South Wacker Drive, Chicago, Illinois 60606 or by submitting another proxy card or by voting at the annual meeting.

For holders in street name: You may change or revoke your voting instructions by following the specific directions provided to you by your bank, broker or intermediary.

Your most recent vote is the one that is counted.

Is my vote confidential?

All proxies, ballots and tabulations that identify the vote of a particular shareholder will be kept confidential, except as necessary to allow the inspectors of election to certify the voting results or to meet legal requirements. Representatives of Broadridge will act as the inspector of election and will count the votes.

Comments written on proxy cards or ballots may be provided by Broadridge to our Corporate Secretary, Kathleen M. Cronin, with the name and address of the shareholder. Each comment will be provided without reference to the vote of the shareholder, unless the vote is mentioned in the comment or unless disclosure of the vote is necessary in order to understand the comment. At our request, the inspector of election may provide us with a list of shareholders who have not voted and periodic status reports on the aggregate vote. These status reports may include breakdowns of vote totals by different types of shareholders, although it is expected that we will not be able to determine how individual shareholders voted.

How many votes must be present to hold the annual meeting?

In order for us to conduct the meeting, shareholders possessing at least one-third of the votes entitled to be cast on each proposal as of March 10, 2008, must be present or represented by proxy. This is referred to as a quorum.

Proxies marked "withhold" or "abstain" and "broker non-votes" are counted as present for establishing a quorum. A broker non-vote occurs when a broker does not vote on some matter on the proxy card because the broker does not have discretionary voting power for that particular item under the rules of the New York Stock Exchange (the "NYSE") and The NASDAQ Global Select Market (the "NASDAQ") and has not received instructions from the beneficial owner.

To ensure that there will be a quorum for each of the proposals to be voted on, please vote before the annual meeting, and allow your shares to be represented at the meeting by your proxies. Voting before the annual meeting will not prevent you from voting in person at the meeting. If you vote in person at the meeting, your previous vote will be revoked automatically.

How many votes are needed to approve the various proposals?

Each of the proposals presented at the annual meeting will be considered separately. Assuming that a quorum is present for the particular proposal, the following votes are required to approve each of the proposals:

- ***Proposal 1: Election of Equity Directors:*** Eight nominees receiving the highest number of "FOR" votes from all classes of the Company's Class A and Class B common stock present or represented by proxy at the annual meeting voting together as a single class will be elected.
- ***Proposal 2: Election of each Class B director:*** One Class B-1 nominee and one Class B-2 nominee receiving the highest number of "FOR" votes in his class from shareholders present or represented by proxy at the annual meeting will be elected as the Class B director for that class.
- ***Proposal 3: Election of each Class B nominating committee:*** Five nominees receiving the highest number of "FOR" votes in their class from shareholders present or represented by proxy at the annual meeting will be elected to the Class B nominating committee for that class.
- ***Proposal 4: Ratification of our audit committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for 2008:*** Must receive a "FOR" vote from the holders of a majority of the shares of the Company's Class A and Class B common stock present or represented by proxy at the annual meeting voting together as a single class.

Who pays for the solicitation of proxies?

CME Group pays the cost of soliciting proxies. Proxies will be solicited on behalf of the board of directors. This solicitation is being made by mail and over the Internet, but also may be made by telephone or in person. We have hired D.F. King for $9,000, plus out-of-pocket expenses, to assist in the solicitation. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their out-of-pocket expenses for sending proxy materials to shareholders and obtaining their vote.

When are shareholder proposals due for the 2009 annual meeting?

To be considered for inclusion in the 2009 proxy statement, shareholder proposals must be received in writing at our principal executive offices no later than November 23, 2008. You should be aware that your proposal must comply with the Securities and Exchange Commission ("SEC") regulations regarding inclusion of shareholder proposals in company-sponsored proxy materials.

Similarly, in order for you to raise a proposal from the floor during next year's meeting, we must receive written notice of the proposals not less than 90 and no more than 120 days prior to the annual meeting. If, however, less than 100 days notice of the meeting date is given to shareholders, notice of the matter to be brought before the annual meeting may be provided to us up to ten business days following the date of the announcement of the annual meeting. Your notice of the proposal must contain the information required under our bylaws.

Shareholder proposals should be sent by mail directed to the Corporate Secretary, CME Group Inc., 20 South Wacker Drive, Chicago, Illinois 60606.

Are there any matters to be voted on at the meeting that are not included in the proxy?

At the time this proxy statement went to press, we knew of no matters to be addressed at the annual meeting beyond those described in this proxy statement. If any other matter is presented at the annual meeting, your proxies will vote in accordance with their best judgment.

Where can I find the voting results of the annual meeting?

We intend to announce preliminary voting results by press release following the annual meeting and will publish final results in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2008.

If I received paper copies of materials, can I receive future proxy materials on-line?

Yes. If you chose this option you will not receive paper copies of the proxy statement and annual report in the mail. Choosing this option will save us printing and mailing costs and may benefit the environment.

If you hold shares in your name (instead of through a broker or other nominee), you can choose this option by following the instructions provided when you vote over the Internet at *www.proxyvote.com* and, when prompted, indicate that you agree to receive or access shareholder communications electronically. If you hold your shares through a broker or other nominee, you should follow the instructions regarding electronic delivery, if any, provided by your broker or other nominee.

If you choose to receive your proxy materials and annual report electronically, then prior to next year's annual meeting you will receive an e-mail notification when the proxy materials and annual report are available for your on-line review. Your choice for electronic distribution will remain in effect indefinitely, unless you revoke your choice.

Why did I receive a notice by mail without printed copies of the proxy statement and annual report?

As permitted by rules recently adopted by the SEC, we are making this proxy statement and our annual report available to our shareholders electronically via the Internet. On or about March 24, 2008, we mailed a notice containing instructions on how to access this proxy statement and our annual report and vote on-line. If you received a notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the notice instructs you on how to access and review all of the important information contained in the proxy statement and annual report. The notice also instructs you on how you may submit your proxy over the Internet. If you received a notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the notice.

Can I get copies of the annual report to shareholders and annual report on Form 10-K?

Yes. Additional copies of the annual report to shareholders, along with copies of our annual report on Form 10-K for the year ended December 31, 2007 (not including documents incorporated by reference), are available free of charge upon written request to Shareholder Relations and Membership Services, Attention: Ms. Beth Hausoul, CME Group Inc., 20 South Wacker Drive, Chicago, Illinois 60606.

Composition of the Board

Following our merger with CBOT Holdings, our board is now comprised of 30 directors and is divided into three classes for purposes of election. Each of the classes is comprised of ten directors that will be elected at each annual meeting to serve for a three-year term.

Directors elected at the 2008 annual meeting will hold office for a three-year term expiring at the 2011 annual meeting. Eight Equity Directors will be elected by the Class A and Class B shareholders voting together as a single class. Additionally, as set forth in Proposal 2, the holders of Class B-1 and Class B-2 shares will elect one director each to Class I. Directors in the other two classes that are not up for election this year will continue in office for the remainder of their terms.

Proposal 1 – Election of Equity Directors

The nominating committee has nominated the following candidates for election to a three-year term expiring at the annual meeting in 2011. The nominees were evaluated and recommended by the nominating committee in accordance with the process for nominating directors as described on page 16 of this proxy statement. All of the nominees with the exception of Messrs. Bitsberger and Hastert are currently members of our board. References to terms on our board of directors includes service on the board of CME Holdings from its formation in 2001 and service on the board of its wholly-owned subsidiary, CME. Additionally, since the completion of our merger with CBOT Holdings, the board of directors of CBOT has been comprised of the same members as the CME Group and CME boards.

Directors are elected by a plurality of the shares present at the meeting, meaning that director nominees with the most affirmative votes are elected to fill the available seats.

Craig S. Donohue, 46 Mr. Donohue has served as Chief Executive Officer and a member of our board of directors since 2004. Previously, Mr. Donohue was our Executive Vice President and Chief Administrative Officer, Office of the CEO, from 2002 to 2003. Before that, Mr. Donohue held various positions at our organization with increasing responsibility, including Managing Director and Chief Administrative Officer; Managing Director, Business Development and Corporate/Legal Affairs; Senior Vice President and General Counsel; and Vice President of the Division of Market Regulation. Mr. Donohue is chairman of the board of the National Council on Economic Education, a non-profit organization that focuses on improving the economic literacy of students and teachers. He is also a member of the board of directors of the Executives' Club of Chicago and the Chicagoland Chamber of Commerce and he serves on the Commodity Futures Trading Commission's Global Markets Advisory Committee.

Timothy S. Bitsberger, 48 Mr. Bitsberger has served as Senior Vice President and Treasurer of Freddie Mac since January 2006. Previously, Mr. Bitsberger was with the U.S. Treasury Department from 2001 to October 2005 serving first as their Deputy Assistant Secretary for federal finance and more recently as the Assistant Secretary for financial markets. He was confirmed by the U.S. Senate as the Assistant Secretary in 2004.

Jackie M. Clegg, 45 Ms. Clegg has served as a member of our board of directors since July 2007. Previously, Ms. Clegg served as a director of CBOT since 2003. She also serves on the board of directors of Blockbuster, Inc., Brookdale Senior Living, Cardiome Pharma Corp. and Javelin Pharmaceuticals. Ms. Clegg is currently the Managing Partner of Clegg International Consultants, LLC, where she focuses on strategic advice and crisis management, especially for businesses with an international interest. Previously, she served as the vice chair of the board of directors and First Vice

President and prior to that as the Chief Operating Officer of the Export-Import Bank of the United States, the official U.S. export credit agency that assists in financing the export of U.S. goods and services to international markets. During her 20-year career in Washington, D.C., Ms. Clegg has also worked in the U.S. Congress on national security issues, foreign affairs, and international finance and monetary policy.

James A. Donaldson, 63 Mr. Donaldson has served as a member of our board of directors since July 2007. Previously he served as a director of CBOT since 2004. Prior to that, Mr. Donaldson served as a partner of Kelly Grain Company, Executive Vice President and Secretary of Kelly Commodities, Inc. and a broker in the soybean oil pit. He was also at Archer Daniels Midland and Kohlmeyer & Company. He is a veteran of the U.S. Air Force. Mr. Donaldson has been a member of CBOT since 1968 and is an independent trader.

J. Dennis Hastert, 66 Mr. Hastert served as Speaker of the House of Representatives from January 1999 through January 2007. He served 11 terms in Congress and retired from the House of Representatives in November 2007. Prior to his role as Speaker, Mr. Hastert served as Chief Deputy Majority Whip in the 104th Congress and also served as Chairman of the House of Government Reform and Oversight Subcommittee on National Security, International Affairs and Criminal Justice. He also spent the first 16 years of his career teaching government, history and economics at Yorkville High School.

William P. Miller, 52 Mr. Miller has served as a member of our board of directors since 2003. Mr. Miller has served as the Senior Investment Officer, Fund Management for the Ohio Public Employees Retirement System since 2005. Previously he served as Senior Risk Manager for the Abu Dhabi Investment Authority from 2003 to 2005. Mr. Miller was a risk management advisor for the Rockefeller Foundation, a non-profit foundation and an advisor to Africa Global from 2002 to 2003. Mr. Miller is a director of American Axle and Manufacturing and of the BTOP50 Managed Futures family of funds and serves as chairman of their audit committees. He is a member of the Public Company Accounting Oversight Board's Standing Advisory Group, a member of the advisory board for the Kent State University Master of Science in Financial Engineering program and a member of the Investment Risk Committee of the International Association of Financial Engineers. Mr. Miller is a chartered financial analyst and a member of the Institute of Chartered Financial Analysts.

Terry L. Savage, 63 Ms. Savage has served as a member of our board of directors since 2003. Ms. Savage is a financial journalist, author and President of Terry Savage Productions, Ltd., which provides speeches, columns and videos on personal finance for corporate and association meetings, publications and national television programs, and networks, including CNN, NBC and theStreet.com. She was a member of CME from 1975 to 1980. Ms. Savage is a director of the Executives' Club of Chicago, Northwestern Memorial (Hospital) Foundation and Junior Achievement of Illinois.

Christopher Stewart, 50 Mr. Stewart has served as a member of our board of directors since July 2007. Previously, Mr. Stewart served as a director of CBOT since 2006. Mr. Stewart has served as Chief Executive Officer of Gelber Group LLC, a clearing member firm, since 2000 and has been employed by Gelber Group since 1983.

Our nominating committee unanimously recommends a vote "FOR" the foregoing nominees.

Proposal 2 – Election of Class B Directors

In accordance with our bylaws, our Class B-1, Class B-2 and Class B-3 shareholders have the right to elect six of our directors. At the 2008 annual meeting, Class B-1 shareholders are entitled to elect one director and Class B-2 shareholders are entitled to elect one director, each to a three-year term expiring at the annual meeting in 2011.

Nominee for Class B-1 Director

Bruce F. Johnson, 65 Mr. Johnson has served as a member of our board of directors since 1998 and has been a member of CME for more than 30 years. Mr. Johnson previously served as President, Director and part owner of Packers Trading Company, Inc., a former futures commission merchant and former clearing firm, from 1969 through 2003.

Nominee for Class B-2 Director

Patrick B. Lynch, 42 Mr. Lynch has served as a member of our board of directors since 2002. He served as Treasurer of the board from 2002 until July 2007. He has been a member of CME since 1990 and has been an independent floor trader since 1990.

Our board is not providing any recommendations as to how you should vote with respect to the foregoing nominees.

Members of our Board Not Standing for Election this Year

Set forth below is information about our board members who are not standing for election at the 2008 annual meeting. References to terms on our board of directors includes service on the board of CME Holdings from its formation in 2001 and service on the board of its wholly-owned subsidiary, CME. Additionally, the board of directors of CBOT is comprised of the same members as the CME Group and CME boards.

Class II – Terms Expiring in 2009

Dennis H. Chookaszian, 64 Mr. Chookaszian has served as a member of our board of directors since 2004. Since January 2007, he has served as chairman of the Financial Accounting Standards Advisory Council. From 1999 until 2001, Mr. Chookaszian served as Chairman and Chief Executive Officer of mPower, Inc., a financial advice provider focused on the on-line management of 401(k) plans. Mr. Chookaszian served as Chairman and Chief Executive Officer of CNA Insurance Companies ("CNA") from 1992 to 1999. During his 27-year career with CNA, Mr. Chookaszian held several management positions at the business unit and corporate levels, including President and Chief Operating Officer from 1990 to 1992 and Chief Financial Officer from 1975 to 1990. Mr. Chookaszian serves as a director of Career Education Corporation, LoopNet, Inc. and Insweb Corp. Mr. Chookaszian is a registered certified public accountant.

Robert F. Corvino, 50 Mr. Corvino has served as a member of our board of directors since July 2007. Previously, Mr. Corvino served as Vice Chairman of CBOT since 2004. Mr. Corvino is an independent local trader and has been a member of CBOT since 1984.

Larry G. Gerdes, 59 Mr. Gerdes has served as a member of our board of directors since July 2007. Previously, he served as a director of CBOT since 2005. He is President/CEO and Chairman of Transcend Services, Inc., the fourth largest medical transcription company in the United States. Mr. Gerdes is also a general partner of Gerdes Huff Investments. Since 1983, Mr. Gerdes has served as general partner of Sand Hill Financial Company, a venture capital partnership. Mr. Gerdes is a major shareholder and President of Friesland Farms, LLC and a member of the board of directors of Alliance Healthcard, Inc.

Daniel R. Glickman, 63 Mr. Glickman has served as a member of our board of directors since 2001. Since 2004, Mr. Glickman has served as Chairman and Chief Executive Officer of the Motion Picture Association of America, Inc. Mr. Glickman currently serves as a director of the Hain-Celestial Corporation. Mr. Glickman previously served as Director of the Institute of Politics at Harvard University's John F. Kennedy School of Government from 2002 to 2004 and, until 2004, had been a Senior Advisor in the law firm of Akin, Gump, Strauss, Hauer & Feld, where he was a partner from 2001. He also served as U.S. Secretary of Agriculture from 1995 through 2001 and as a member of the U.S. Congress, representing a district in Kansas, from 1977 through 1995.

James E. Oliff, 59 Mr. Oliff has served as a member of our board of directors since 1994 and has been a member of CME for more than 25 years. Mr. Oliff served as our Vice Chairman from 2002 until July 2007 and as our Second Vice Chairman from 1998 until 2002. He previously served on our board from 1982 to 1992. Mr. Oliff has also served as President of FILO Corp., a floor brokerage business, since 1982. Mr. Oliff previously served as Executive Director of International Futures and Options Associates from 1996 to 2005, as President and Chief Executive Officer of FFast Trade U.S., LLC from 2001 to 2005, as Chairman and CEO of FFastFill Inc. from 2003 to 2005 and as FFastFill's Chief Operating Officer from 2001 to 2003. He also served as President of LST Commodities, LLC (an introducing broker) from 1999 until 2002. He currently serves as a member of the board of directors of FFastFill, plc. and the advisory board for the MS Program in Financial Engineering at Kent State University.

John L. Pietrzak, 52 Mr. Pietrzak has served as a member of our board of directors since July 2007. Previously, Mr. Pietrzak served as a director of CBOT since 2006 and from 1993 to 1995. He also served as a director of The Clearing Corporation (formerly Board of Trade Clearing Corp.) from 2001 to 2004. Mr. Pietrzak has served as Managing Partner of Longwood Partners, a private equity firm, since 2002 and as General Partner of Sparta Group, a proprietary trading group, since 1997.

Alex J. Pollock, 65 Mr. Pollock has served as a member of our board of directors since 2004. Mr. Pollock has served as Resident Fellow of the American Enterprise Institute in Washington, D.C. since 2004 and previously served as President and Chief Executive Officer of the Federal Home Loan Bank of Chicago from 1991 through 2004. He was previously President and CEO of Community Federal Savings. Mr. Pollock serves as a director of Allied Capital Corporation, Great Lakes Higher Education Corporation and the Great Books Foundation.

William G. Salatich, Jr., 56 Mr. Salatich has served as a member of our board of directors since 1997 and has been a member of CME for more than 30 years. Mr. Salatich has been an independent floor broker and trader since 1975.

William R. Shepard, 61 Mr. Shepard has been a member of our board of directors since 1997. Previously he served as our Second Vice Chairman from 2002 to July 2007. He has been a member of CME for more than 30 years. Mr. Shepard is founder and President of Shepard International, Inc., a futures commission merchant.

David J. Wescott, 51 Mr. Wescott has served as a member of our board of directors since 2003. Mr. Wescott has been a member of CME for more than 25 years. He previously served as a director from 1989 through 1996 and has served as President of The Wescott Group Ltd., one of our clearing firms, since 1991, and Managing Partner of the Dowd/Wescott Group since 2006. Dowd/Wescott was acquired by MF Global, one of our clearing firms, in 2007. Mr. Wescott is currently a Vice President with MF Global.

Class III – Terms Expiring in 2010

Terrence A. Duffy, 49 Mr. Duffy has served as our Executive Chairman since October 2006 when he became an officer of the Company. Previously he served as Chairman of the board since 2002 and our Vice Chairman from 1998 until 2002. Mr. Duffy has been a member of our board of directors since 1995. He has been President of TDA Trading, Inc. since 1981 and has been a member of CME for more than 25 years. In 2002, he was appointed by President Bush to serve on a National Saver Summit on Retirement Savings. He also was appointed by President Bush and confirmed by the U.S. Senate in 2003 as a member of the Federal Retirement Thrift Investment Board. Mr. Duffy currently serves on the board of directors of World Business Chicago, the board of regents for Mercy Home for Boys and Girls, the board of trustees of Saint Xavier University, the board of directors of the Illinois Agricultural Leadership Foundation and is co-chair of the Mayo Clinic Greater Chicago Leadership Council.

Charles P. Carey, 54 Mr. Carey has served as our Vice Chairman of the board since July 2007. Prior to our merger, Mr. Carey served as Chairman of CBOT since 2003, as First Vice Chairman from 1999 to 2001 and from 1992 to 1994 and as a director of CBOT from 1993 to 1999. Mr. Carey is a partner in the firm Henning and Carey. He has been a member of CBOT since 1978 and was a member of the MidAmerica Commodity Exchange from 1976 to 1978.

Mark E. Cermak, 56 Mr. Cermak has served as a member of our board of directors since July 2007. Previously, Mr. Cermak served as a director of CBOT since 1999. Mr. Cermak is currently Director of Execution Services at Fortis Clearing Americas and President of the William F. O'Connor Foundation. Previously, Mr. Cermak served as President, Futures Division at O'Connor & Company LLC from 1995 until it was acquired by Fortis Clearing Americas in 2006. Mr. Cermak served in the U.S. Army from 1969 to 1971 and has been a member of CBOT since 1987.

Martin J. Gepsman, 55 Mr. Gepsman has served as a member of our board of directors since 1994 and served as Secretary of the board from 1998 to July 2007. He has been a member of CME for more than 20 years. Mr. Gepsman has also been an independent floor broker and trader since 1985.

Gary M. Katler, 61 Mr. Katler has served as a member of our board of directors since 1993 and has been a member of CME for more than 15 years. He is currently Vice President of Fortis Clearing Americas. Previously, Mr. Katler served as Vice President of O'Connor & Company LLC from 2002 until it was acquired by Fortis Clearing Americas in 2006. Mr. Katler served as Head of the Professional Trading Group of Fimat USA from 2000 to 2002. Prior to that, Mr. Katler served as Senior Vice President of ING Barings Futures and Options Inc.

Leo Melamed, 75 Mr. Melamed has served as a member of our board of directors since 2001 and as our Chairman Emeritus since 1997. He has also previously served on our board during prior periods for more than 30 years. He served as our Senior Policy Advisor from 1997 to 2005. He also served as Secretary of our board from 1967 to 1969, Chairman from 1969 until 1972 and founding Chairman of the International Monetary Market from 1972 until its merger with our exchange in 1976. Upon completion of the merger, Mr. Melamed became the first chairman of the combined institution. Mr. Melamed served as Special Counsel to our board from 1977 until 1991. He has been a member of CME for more than 45 years. From 1993 to 2001, he served as Chairman and Chief Executive Officer of Sakura Dellsher, Inc., a former clearing firm of our exchange, and he currently serves as Chairman and Chief Executive Officer of Melamed & Associates, a global consulting group. He is also a permanent advisor to the National Futures Association and Vice Chairman of Huamei Capital Company, a cross-border financial services company.

Joseph Niciforo, 47 Mr. Niciforo has served as a member of our board of directors since July 2007. Previously he served as a director of CBOT since 2006 and from 1998 to 2001. He is Chairman of Twinfields Capital Management, a global fixed income hedge fund. Prior to that, Mr. Niciforo was Partner and Managing Director—U.S. Fixed Income at Tudor Investment Corporation. He is a member of the New York State Bar Association and Fordham Law School National Board of Advisors.

C.C. Odom, II, 65 Mr. Odom has served as a member of our board of directors since July 2007. Previously, he served as a director of CBOT since 2002 and from 1979 to 1982 and as Vice Chairman in 1982. Mr. Odom is founder and sole proprietor of Odom Investments. He is a trader and has been an independent member of CBOT for more than 25 years and was a member of the Chicago Board Options Exchange ("CBOE") from 1974 to 1991. Mr. Odom served as chairman of the board at New Orleans Commodity Exchange in 1981 and prior to that as charter director, 1979 to 1980. He served as a firm-delegated member of the New York Stock Exchange from 1971 to 1973, and a Director of the International Precious Metals Institute from 1979 to 1983. Mr. Odom is the founder of CCO Venture Capital, Argent Venture Capital and the co-founder and principal of Frontier Healthcare, LLC. Mr. Odom previously served as a principal of three CBOT clearing member firms and a principal of a CBOE member clearing firm and is the sole proprietor of the Rock' n C Ranch.

John F. Sandner, 66 Mr. Sandner has served as a member of our board of directors since 1978 and a member of CME for more than 30 years. He also served as our Special Policy Advisor from 1998 to 2005. Previously, he served as Chairman of our board for 13 years. Mr. Sandner has served as Chairman of E*Trade Futures, LLC since 2003. Mr. Sandner has previously served as President and Chief Executive Officer of RB&H Financial Services, L.P., a futures commission merchant and one of our clearing firms, from 1985 to 2003. RB&H Financial Services, L.P. is now a division of MF Global. Mr. Sandner serves as a consultant to RB&H Financial Services, L.P. Mr. Sandner currently serves on the board of directors of the National Futures Association.

Howard J. Siegel, 51 Mr. Siegel has served as a member of our board of directors since 2000 and has been a member of CME for more than 25 years. Mr. Siegel has been an independent trader since 1977.

Corporate Governance

We have a long-standing commitment to good corporate governance practices. These practices provide an important framework within which the board and management can pursue our strategic objectives and ensure long-term vitality for the benefit of our shareholders. This section describes key corporate governance practices that we have adopted. Complete copies of our corporate governance materials, including our Corporate Governance Principles, Board of Directors Conflict of Interest Policy, Board of Directors Code of Ethics, Categorical Independence Standards, Employee Code of Conduct and the charters for all our board committees, may be found on our Web site, *www.cmegroup.com,* in the "Investor Relations—Corporate Governance" section. Copies of these materials are also available free of charge to shareholders upon written request directed to the Corporate Secretary, CME Group Inc., 20 South Wacker Drive, Chicago, Illinois 60606. The board and the governance committee regularly review and modify the corporate governance documents, including the Corporate Governance Principles and committee charters, as warranted. Any modifications are reflected on our Web site. Information made available on our Web site does not constitute a part of this document.

Changes to Our Corporate Governance in Connection with Our Merger with CBOT Holdings

In July 2007, we completed our historic merger with CBOT Holdings. In connection with the merger, we agreed to certain corporate governance practices to guarantee CBOT Holdings shareholders continued representation in the Company following the merger for specified periods of time. The board size was increased from 20 to 30 members. The classification of the board was increased from two classes to three classes comprised of ten directors each for a term of three years. We are also required to include ten directors who were formerly directors on the board of CBOT Holdings or their successors on our board of directors until the 2012 annual meeting (the "CBOT directors"). At least two of the ten CBOT directors must be non-industry directors. We refer to the 20 directors on our board who were previously members of the CME Holdings board as, the "CME Holdings directors." In July 2007, the board approved the appointment of directors Carey, Cermak, Clegg, Corvino, Donaldson, Gerdes, Niciforo, Odom, Pietrzak and Stewart as the CBOT directors. Mr. Carey will serve as our Vice Chairman through the 2010 annual meeting. We also guaranteed CBOT representation on our nominating committee until the 2012 annual meeting and on our executive committee until the 2010 annual meeting.

Director Independence

The experience and diversity of our directors has been, and continues to be, critical to our success. Our Corporate Governance Principles require that the board be comprised of at least a majority of independent directors. Additionally, in accordance with applicable NYSE and NASDAQ listing standards, the members of our audit, compensation, governance and nominating committees must be independent. For a director to be considered independent, the board must affirmatively determine that the director has no direct or indirect material relationship with the Company. The board has adopted categorical independence standards, which are attached to this proxy statement as *Appendix A*, to assist the board in making its determinations regarding independence. These standards conform to and exceed the independence criteria specified in the listing standards of the NYSE and the NASDAQ. They specify the criteria by which the independence of our directors will be determined, including relationships and transactions between each director, any member of his or her immediate family, his or her affiliates, charitable organizations with which he or she is affiliated, and us.

The board believes that all of its non-executive directors act independently of, and effectively monitor and oversee the actions of, management. Based on our Categorical Independence Standards, at its meeting held on January 30, 2008, the governance committee made a preliminary assessment of the independence of the directors and director nominees and based on such assessment made a recommendation to our board regarding the independence of our directors and director nominees. Some of our directors are members of our exchanges, which provides them with access to our open outcry trading floors, lower trading fees, the ability to vote on certain matters relating to the operation of our trading floors and, for members of CME, the ability to elect six of our directors. Directors who are members of our exchanges may make payments directly to us or indirectly to us through our clearing firms in connection with their trading activity on an exchange. To ensure that such payments did not exceed the monetary thresholds set forth in the listing standards of the NYSE and the NASDAQ, the governance committee reviewed the directors' and their affiliated clearing firms' trading activities and relationships with our exchanges as part of its independence determination. The governance committee and the board noted that all payments were made in the ordinary course of our business, were on terms consistent with those prevailing at the time for corresponding transactions by similarly situated unrelated third parties and were not in excess of the applicable payment thresholds. Certain of our board members also lease space at our 141 West Jackson location in Chicago in connection with their trading activities. The governance committee and the board considered whether such transactions would have an impact on the directors' independence, noting that the leases are entered into on terms prevalent in the marketplace.

After considering information provided by the directors and director nominees in their annual questionnaires, the payments made to us relating to trading activities of directors and director nominees who are members of an exchange as well as additional information gathered by our Office of the Corporate Secretary, the governance committee recommended and the board determined that each of the following directors and director nominees is independent and has no material relationship with the Company:

- Timothy S. Bitsberger
- Mark E. Cermak
- Dennis H. Chookaszian
- Jackie M. Clegg
- Robert F. Corvino
- James A. Donaldson
- Martin J. Gepsman
- Larry G. Gerdes
- Daniel R. Glickman
- Elizabeth Harrington
- J. Dennis Hastert
- Bruce F. Johnson
- Gary M. Katler
- Patrick B. Lynch
- William P. Miller II
- Joseph Niciforo
- C.C. Odom, II
- James E. Oliff
- John L. Pietrzak
- Alex J. Pollock
- William G. Salatich, Jr.
- Terry L. Savage
- Myron S. Scholes
- William R. Shepard
- Howard J. Siegel

In addition, based on its Categorical Independence Standards, the governance committee recommended and the board determined that Mr. Duffy, our Executive Chairman, and Mr. Donohue, our Chief Executive Officer, should not be classified as independent due to their employment with the Company. The board also determined that Mr. Carey should not be classified as independent due to his contractual appointment as Vice Chairman in our bylaws adopted in connection with our merger with CBOT Holdings and that Messrs. Melamed and Sandner should not be classified as independent due to their consulting relationships with the Company. Mr. Stewart is Chief Executive Officer of Gelber Group, one of our clearing firms. In 2007, Gelber Group made payments to us for transactions on our exchanges in excess of two percent of Gelber Group's 2007 consolidated gross revenues. Additionally, Mr. Wescott is a Vice President of MF Global, one of our clearing firms. In 2007, MF Global made payments to us for transactions on our exchanges in excess of two percent of MF Global's 2007 consolidated gross revenues. Based on these relationships, the board determined that Messrs. Stewart and Wescott should not be classified as independent.

Executive Sessions

Our Corporate Governance Principles require our independent directors to meet in executive session (without management and non-independent directors) on a quarterly basis. In 2007, the governance committee approved a policy pursuant to which the chairman of the governance committee would chair the board's executive sessions. In the absence of the chairman of the governance committee, another independent director would chair the session. The chair of the executive sessions may, at his or her discretion, invite our Executive Chairman, our Vice Chairman, other non-independent directors or other members of management, including the Chief Executive Officer, to participate in a portion of such executive sessions, as appropriate.

Annual Assessment of Board and Committee Performance

As provided in our Corporate Governance Principles, the board annually reviews its own performance, structure and processes in order to assess how effectively it is functioning. The assessment is implemented and administered by the governance committee through an annual board self-evaluation survey. In addition, the audit, compensation, governance, market regulation oversight and nominating committees each conduct an annual self-assessment. Given the closing of our merger with CBOT Holdings and the reconstitution of our board and its committees in July 2007, the governance committee approved the delay of these assessments to allow sufficient time for the new members to function. We expect these assessments to be conducted in the first half of 2008.

Contacting the Board of Directors

If you would like to contact the board of directors, including a committee of the board or the independent directors as a group, you may send an e-mail to *directors@cmegroup.com*. You may also communicate with the members of the board by mail addressed to an individual member of the board, the full board, a particular committee or the independent directors as a group directed to the Corporate Secretary, CME Group Inc., 20 South Wacker Drive, Chicago, Illinois 60606.

All communications received will be compiled by the Office of the Secretary and submitted to the governance committee on a quarterly basis or more frequently as appropriate. E-mails received via *directors@cmegroup.com* are screened for junk commercial e-mail and general solicitations. If a communication does not involve an ordinary business matter as described below and if a particular director is named, the communication will be forwarded to that director.

In order to expedite a response to ordinary business matters, the governance committee has authorized management to receive, research and respond, if appropriate, on behalf of our directors, including a particular director or its non-executive directors, to any communication regarding a product of an exchange or transactions by a clearing firm or a member of an exchange (an "ordinary business matter"). Any director may review any such communication or response thereto.

Attendance at Annual Meetings

We strongly encourage, but do not require, our directors to attend the annual meeting. Last year, 18 of the 20 directors on the board at that time attended the annual meeting of shareholders.

Equity Director Nomination Process

Our board seeks directors from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. In selecting candidates, the board endeavors to find individuals of high integrity who have a solid record of accomplishment in their chosen fields and who display the independence of mind and strength of character to effectively represent the best interests of our shareholders. Candidates are selected for their ability to exercise good judgment and to provide practical insights and diverse perspectives. The nominating committee, comprised entirely of directors who are independent under NYSE and NASDAQ listing standards, reviews the qualifications and backgrounds of potential directors and nominates a slate of Equity Director nominees to be nominated for election at the annual meeting of shareholders. In evaluating potential director nominees, the nominating committee will take into consideration, among other factors, whether the nominee:

- has the highest professional and personal ethics and values;
- is independent of management under our Categorical Independence Standards;
- has the relevant expertise and experience required to offer advice and guidance to our Chief Executive Officer;
- meets the industry diversity of interest composition requirements set forth in our bylaws;
- has the ability to make independent analytical inquiries;
- has sufficient time to carry out his or her duties and responsibilities;
- is committed to enhancing shareholder value;
- would be considered an audit committee financial expert or financially literate, as such terms are defined in applicable rules, regulations and listing standards; and
- has an understanding of our business, products, market dynamics and customer base.

The nominating committee solicits candidates from its current directors and, if deemed appropriate, retains, for a fee, recruiting professionals to identify and evaluate candidates. The nominating committee also considers Equity Director nominees recommended by shareholders if the recommendations are submitted in writing, accompanied by a description of the proposed nominee's qualifications and other relevant biographical information and evidence of consent of the proposed nominee to serve as a director if elected. Recommendations should be addressed to the nominating committee, Attention: Corporate Secretary, CME Group Inc., 20 South Wacker Drive, Chicago, Illinois 60606. In considering a shareholder recommendation, the nominating committee may seek input from an independent advisor, legal counsel and/or other directors, as appropriate, and will reach a conclusion using its standard criteria. A copy of our nominating committee's charter is available on our Web site.

In accordance with our amended and restated bylaws adopted in connection with our merger with CBOT Holdings, for the period until our 2012 annual meeting of shareholders, our nominating committee must be comprised of six members consisting of four CME Holdings directors and two CBOT directors. During this period, the nominating committee exercises all power and authority of the board of directors with respect to the designation of persons as the nominees of the board of directors for election to, or designating persons to fill vacancies on, the board of directors as Equity Directors. Additionally, until our 2010 annual meeting, the CME directors on the committee have the right to designate any director to be nominated or elected by the board to replace any CME director (whose term is expiring or has expired or who shall have been removed or become disqualified or who shall have resigned, retired, died or otherwise failed to continue service as a director of CME Group during such period) and the CBOT directors serving on the committee have the same rights with respect to CBOT directors.

As part of its process for reviewing and recommending the slate of Equity Directors to be elected at the 2008 annual meeting, the nominating committee engaged a search firm to identify potential candidates for Equity Director. Messrs. Bitsberger and Hastert are new nominees to the board of directors and were each identified by a non-management member of our board of directors.

Meetings of our Board and Board Committees

Our board held 15 meetings during 2007. The board of directors has nine board committees: audit, compensation, executive, finance, governance, market regulation oversight, marketing and public relations advisory, nominating and strategic steering. In addition to meetings of the full board, directors also attended meetings of board committees on which they serve. Each director attended at least 75% of the board meetings and meetings of the board committees of which he or she was a member during 2007. Our audit, compensation, governance, market regulation oversight and nominating committees consist entirely of independent directors. Following the completion of our merger with CBOT Holdings, the board approved changes to the composition of our committees to include representation of the CBOT directors. Each committee has a written charter that sets forth its responsibilities in more detail. Copies of these charters are available on our Web site.

Audit Committee. The audit committee assists the board in fulfilling its oversight responsibilities with respect to the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualification and independence of our independent registered public accounting firm (our "auditors"), the performance of our internal audit functions and our auditors and the effectiveness of our internal controls. The committee performs this function by monitoring our financial reporting process and internal controls and by assessing the audit efforts of the auditors and the internal audit department. The committee has ultimate authority and responsibility to appoint, retain, compensate, evaluate, and where appropriate, replace the auditors. Directors Chookaszian (Chairman), Gerdes, Miller and Savage are current members of the committee. In 2007, the committee met 12 times.

The board has determined that Messrs. Chookaszian, Gerdes and Miller qualify as audit committee financial experts in accordance with the applicable rules and regulations of the SEC. The board's conclusion that Mr. Chookaszian has each of the attributes of an audit committee financial expert is based on Mr. Chookaszian's service as Chief Financial Officer of CNA, through his supervision of the Chief Financial Officer when he was Chief Executive Officer of CNA, and through his service as a public accountant. Mr. Chookaszian has been a member of our audit committee since May 2004 and currently serves as chairman of the Financial Accounting Standards Advisory Council. The board's conclusion that Mr. Gerdes has each of the attributes of an audit committee financial expert is based on Mr. Gerdes' service as Chief Financial Officer and through his service overseeing the Chief Financial Officer at a public company for over ten years. The board's conclusion that Mr. Miller has each of the attributes of an audit committee financial expert is primarily based upon Mr. Miller's extensive background and experience in preparing and analyzing financial statements. Mr. Miller has been responsible for preparing and modeling financial statements in accordance with generally accepted accounting principles, which required him to develop and assess financial estimates, accruals and reserves. Mr. Miller was also responsible for the establishment, staffing and management of the internal audit function at Commonfund Group. Mr. Miller served on the audit committee of the New York Futures Exchange, a division of the NYSE, for approximately six years and has been a member of our audit committee since April 2003.

Compensation Committee. The compensation committee assists the board in fulfilling its responsibilities in connection with the compensation of board members, senior management and other employees. It performs this function by establishing and overseeing our compensation programs, approving compensation for our senior management group, recommending to the board the compensation of board members who are not officers of the Company, administering our equity award plans and approving the filing of a Compensation Discussion and Analysis section in accordance with applicable rules and regulations of the SEC for inclusion in our proxy statements. Directors Pollock (Chairman), Cermak, Gepsman, Gerdes, Glickman, Harrington and Shepard are current members of the committee. In 2007, the committee met 12 times.

Executive Committee. The executive committee exercises the authority of the board when the board is not in session, except in cases where action of the entire board is required by our articles of incorporation, bylaws or applicable law. The committee may also review and provide counsel to management regarding material policies, plans or proposals prior to submission of such items to the board. Directors Duffy (Chairman), Carey, Donohue, Melamed, Niciforo, Odom, Sandner and Shepard are current members. In 2007, the committee met three times.

Finance. In December 2007, the board created a finance committee. The finance committee assists the board in fulfilling its oversight responsibilities with respect to the Company's financial policies, strategies and capital structure. Directors Gerdes (Chairman), Chookaszian, Miller, Oliff, Pietrzak, Pollock and Shepard are current members. The committee did not meet in 2007.

Governance. The governance committee assists the board by making recommendations on the Company's corporate governance practices. The committee reviews and recommends changes to the Company's Corporate Governance Principles and other policies in the area of corporate governance and oversees the Company's compliance & ethics program. Directors Glickman (Chairman), Chookaszian, Clegg, Gerdes, Pollock and Scholes are current members. In 2007, the committee met four times.

Marketing and Public Relations Advisory. The marketing and public relations advisory committee reviews and provides advice regarding marketing, branding, advertising and corporate communications policies and programs. Directors Salatich (Chairman), Harrington, Katler, Sandner, Savage and Siegel are current members. In 2007, the committee met one time.

Market Regulation Oversight. The market regulation oversight committee assists the board with its oversight of matters relating to our operation of two exchanges that are self-regulatory organizations. The committee provides independent oversight of the policies and programs of our market regulation department to ensure effective administration of our self-regulatory responsibilities. Directors Miller (Chairman), Clegg, Pollock, Savage and Scholes are current members. In 2007, the committee met four times.

Nominating. The nominating committee reviews qualifications of potential candidates for Equity Director. In connection with our merger with CBOT Holdings, until our 2012 annual meeting, the committee exercises all power and authority of the board of directors with respect to the designation of persons as the nominees of the board of directors for election to, or designating persons to fill vacancies on, the board of directors. Directors Pollock (Chairman), Cermak, Corvino, Gepsman, Oliff and Siegel are current members. In 2007, the committee met six times.

Strategic Steering. In 2007, the board changed the focus of the board steering committee to focus on the Company's long-term initiatives and renamed it strategic steering. The committee assists and provides guidance to management and the board in fulfilling its responsibilities to oversee our long range direction, corporate strategy and competitive position. The committee analyzes market trends, growth patterns and the impact of innovations that may create opportunity or risk for the Company. The committee reviews and recommends goals and objectives for the Chief Executive Officer and President and the Company's succession plans. Directors Melamed (Chairman), Shepard (Vice-Chairman), Carey, Donohue, Duffy, Gepsman, Niciforo, Oliff, Sandner, Scholes, Shepard and Stewart are current members. In 2007, the committee met 12 times.

Compensation Discussion and Analysis

Overview

The overall goal of CME Group's compensation philosophy is to have compensation programs that attract, retain and reward the talented executives and employees we need to achieve our business objectives, at an appropriate cost to our shareholders.

Within the board of directors, our compensation committee oversees the compensation program applicable to our senior management. Senior management includes the Named Executive Officers and the other members of our Management Team. Terrence A. Duffy serves as our Executive Chairman and our Management Team is comprised of the following individuals:

- Craig S. Donohue, Chief Executive Officer
- Phupinder S. Gill, President
- Kathleen M. Cronin, Managing Director, General Counsel and Corporate Secretary
- Bryan T. Durkin, Managing Director & Chief Operating Officer
- Julie Holzrichter, Managing Director, Operations
- James R. Krause, Managing Director & Chief Information Officer
- James E. Parisi, Managing Director & Chief Financial Officer
- Hilda Harris Piell, Managing Director & Chief Human Resources Officer
- Richard H. Redding, Managing Director, Products & Services
- Kimberly S. Taylor, Managing Director & President, CME Clearing House Division
- Kendal Vroman, Managing Director & Chief Corporate Development Officer

Mr. Vroman was appointed to the position of Managing Director & Chief Corporate Development Officer as the successor of John P. Davidson III, who voluntarily resigned on March 10, 2008.

In fulfilling its responsibilities, the committee also oversees certain compensation plans that apply to other employees throughout the organization and makes recommendations relating to compensation of our board members to the full board of directors. This compensation discussion and analysis describes the material elements of compensation for our senior management group. It also provides information on our compensation philosophy, our compensation policies and programs designed to achieve our compensation objectives and the compensation for members of our board of directors.

We are fortunate to have executives with a strong commitment to the long-term success of the Company. In fact, the average tenure of our senior management group is nearly 15 years.

Executive Summary of 2007 Compensation Decisions

In addition to complying with its annual responsibilities relating to executive compensation in 2007, the committee made numerous decisions regarding the Company's compensation programs and practices, including changes made in light of the closing of our merger with CBOT Holdings. The focus of these decisions was to create a compensation program for the combined company that rewarded individual performance (especially in recognition of additional responsibilities employees had undertaken to complete the merger) and remained competitive at an appropriate cost to our shareholders.

During 2007, the committee, among other things, approved:

- the overall integration of the compensation and benefit programs of CME Holdings and CBOT Holdings;
- grants of restricted stock to employees below the level of the senior management group to recognize performance and leadership during the integration process and to retain key talent;

- enhancements to our broad-based benefit program to include a high-deductible health plan option, employee-paid supplemental and dependent life insurance offerings and enhanced adoption assistance;
- a formal severance policy for all employees; and
- enhanced long-term disability benefits for officers and certain legacy CBOT employees.

Compensation Objectives and Philosophy

The overall guiding principles in the design of our compensation program are to:

- focus on individual and company achievement for the benefit of the Company and its shareholders;
- motivate and reward our employees to achieve results in support of our strategic initiatives and to encourage innovation and growth;
- attract and retain the best talent through competitive compensation programs and practices; and
- manage the costs of our compensation programs and practices while maintaining their competitive nature.

Our compensation program consists of seven basic elements outlined in the following table:

Compensation Component	***Purpose***	***Description***	***Eligibility***
Base pay	Fixed component of pay intended to compensate the employee fairly based upon their job duties and level of responsibility	Fixed cash payments	All employees
Performance-based bonus	Variable component of pay intended to motivate and reward the employee's contribution to achieving the Company's short-term/ annual goals	Annual cash award	All employees
Long-term incentives	Variable component of pay intended to motivate and reward the employee's contribution to achieving the Company's long-term objectives and to serve as a retention mechanism	Stock options	Employees at the officer level, employees who achieve three years of service and specially recognized performers below the officer level
		Restricted stock	Senior management group and in special circumstances employees below the level of the senior management group

Compensation Component	*Purpose*	*Description*	*Eligibility*
Broad-based benefits	Comprehensive health and financial protection programs to support the well being of our employees	Generally includes company paid life, AD&D insurance and disability insurance as well as other benefits with costs shared by the employee or solely at the employee's expense	All employees scheduled to work at least 20 hours per week
Leadership benefits	Limited health and other benefits to recognize leadership level	Deferred compensation plan (ability to defer base salary and annual bonus)	Employees at the officer level
		Group individual disability insurance	Employees at the officer level
		Executive physical	Employees at the officer level
		CME Club membership dues	Employees at the officer level
		Parking	Subset of senior management group
Retirement benefits	Contribution to retirement savings	401(k) match; defined benefit pension plan; make-whole contributions	All employees after meeting applicable service requirement
Severance benefits	Fixed component of pay intended to provide a temporary income source following termination (other than for misconduct) and in the case of a change of control to also provide for continuity of management during that event	Severance Payments	All employees
		Equity award accelerated vesting under our equity plans	All participating employees
		Enhanced severance benefits pursuant to an employment contract	Subset of senior management group

We believe that members of our senior management group who have more responsibility for the performance of the Company should have a greater amount of their pay tied to the performance of the Company. In accordance with this philosophy:

- Base salary should decrease as a percentage of overall compensation as employees gain more responsibility with more direct influence over our performance.
- Employees in positions that most directly influence performance should have a larger degree of their compensation tied to the Company's performance through increased percentage of overall compensation through equity awards.

The following are the approximate average percentages of the elements of compensation of the total compensation for our Named Executive Officers for 2007 as set forth in the Summary Compensation Table:

Base Salary	Annual Cash Bonus	Annual Equity
25%	37%	31%

Description of Each Element of Compensation

Base Pay

We target base pay at the 50th percentile of the competitive market relative to each position's duties and level of responsibility. At the beginning of each year the compensation committee reviews the base salaries, in the context of their overall total compensation, of the senior management group. In general, the evaluation of base salaries involves a review of individual factors, such as past and current performance; experience in the position; potential with the Company; level and scope of responsibility; and "internal equity"— how a position compares in scope and responsibility to other positions within the Company. A full discussion of our benchmarking practice is found on pages 27 and 28.

In 2008, the committee approved an increase in Mr. Parisi's base salary from $325,000 to $375,000 effective as of January 1, 2008. No other salary increases were made for the Named Executive Officers. This increase of 15% was approved in recognition of Mr. Parisi's performance and the growth and increased complexity of his responsibilities based on recommendations from the Chief Executive Officer and the President.

Bonus

Annual performance awards under our Annual Incentive Plan (the "Incentive Plan") are designed to focus the Named Executive Officers and other members of senior management on the accomplishment of specific goals. In support of our philosophy, the performance-based bonus awards under the Incentive Plan only pay out when the pre-determined measures are achieved.

For 2007, the pre-determined goals for our senior management were the achievement of cash earnings combined with the capture of synergies identified in connection with our recent merger with CBOT Holdings. We believe compensating our senior management based on the Company's overall achievement of cash earnings supports our philosophy of pay for performance and the achievement of long-term shareholder value creation. Our board utilizes cash earnings (as well as other metrics) in evaluating the Company's performance. Cash earnings is also the basis for determining dividends to our shareholders.

Our annual cash earnings target is established by the board of directors as part of our annual planning process and is then approved by the compensation committee as the performance metric for our Incentive Plan. We define the degree of difficulty and likelihood of achievement of our cash earnings targets as follows:

- Threshold: 20% below the established target.
- Target: significant improvement in the Company's operating performance requiring significant achievement on the part of our senior management.
- Maximum: superior improvement in the Company's operating performance requiring maximum achievement on the part of our senior management, which has been set at 20% above the established target.

In 2007, actual cash earnings under our bonus plan was $615.7 million, which exceeded the target cash earnings of $506.0 million by more than 21%. Cash earnings for 2007 under the Incentive Plan, including adjustments made in connection with the merger, was defined as:

Net Income
+Depreciation
+ After Tax Stock Based Compensation
+ After Tax Amortization on Purchased Intangibles
- Capital Expenditures
= Cash Earnings
+ After Tax Guarantee Expense Associated with Exercise Right Privileges[1]
- After Tax Net Interest Income/Expense
= Annual Incentive Plan Cash Earnings

(1) This expense occurred in connection with the pending class action lawsuit filed by members of the CBOT and represents the estimated value of the guarantee extended to owners of the exercise right privileges as reflected in our consolidated statements of income.

The compensation committee has discretion to make adjustments to the annual cash earnings performance target to reflect positive or negative effects of external events outside the control of our senior management, such as litigation or changes in accounting or taxation standards. Such adjustments may also reflect positive or negative effects of unusual or significant strategic events that are within the control of our senior management that were not contemplated at the time the metric was established and that were undertaken with an expectation of improving our long-term financial performance, such as acquisitions or strategic relationships.

In 2007, following our merger with CBOT Holdings, the committee used this discretion to approve an increased cash earnings target to reflect the operations of the combined company and added an additional performance metric relating to the achievement of synergy savings attributable to the merger. The synergy performance metric applied to all employees with the title of Managing Director and above, including the Named Executive Officers. Satisfaction of the synergy performance metric would not result in increased bonuses, but to the extent pre-established synergy savings targets were not met, bonuses would be decreased, or eliminated completely. The synergy requirement for 2007 was based on the achievement of synergies that could reasonably be captured prior to the end of the year. In 2007, we achieved $26.2 million in synergy savings which was above the target of $22.6 million. For 2008, the committee has approved a synergy target using the same approach.

Role of Individual Performance

In determining an individual's bonus, Company performance (cash earnings) and individual performance are weighted differently depending upon the individual's position. We adopted this distinction because we believe that employees at higher levels in the organization can directly affect, and should be more accountable for, the Company's financial performance; thus, we calculate a greater percentage of our officers' bonuses based on Company performance. Individual performance for the Named Executive Officers is taken into consideration in determining actual bonus awards; provided, however, that the bonus awards for these individuals may not be increased above the funding level of the plan driven by the Company's actual cash earnings.

The performance measures and their approximate weighting for the Named Executive Officers are set forth in the table below:

Performance Measure	Approximate Weighting of Performance Measure
Corporate Performance (Cash Earnings)	70%
Individual Performance	30%

During a meeting of the board of directors, the Executive Chairman, Chief Executive Officer and President present their self-evaluations of their annual performance. The board of directors then discusses the evaluations without the presence of the executive. The results of this evaluation are then applied by the compensation committee to determine the compensation for the executives.

Other members of our senior management participate in the Company's Performance Management Process ("PMP"). Our PMP is designed to evaluate an individual's performance of their key job responsibilities and established annual initiatives. Each individual is awarded an overall performance rating ranging from 1 to 10 with 10 being the highest. Messrs. Donohue and Gill collectively establish the performance ratings for the other members of the Management Team, including Messrs. Davidson and Parisi and present their performance reviews and the overall performance ratings to the compensation committee along with bonus recommendations. For 2007, the compensation committee approved their bonus recommendations without any changes.

2007 Bonus Awards

The committee approved the bonuses for the Named Executive Officers for 2007 based on the Company's achievement of cash earnings and in recognition of the following accomplishments:

- the completion of our historic merger with CBOT Holdings;
- the achievement of synergies of $26.2 million, which was in excess of the pre-established target;
- growth in product volume and increased revenue from transaction processing services; and
- continued globalization of the business.

Our cash earnings for 2007 exceeded the maximum target, which determined the overall funding for the bonus pool at the maximum level. For our Named Executive Officers, except for Mr. Parisi, bonuses may not exceed the funding level. However, the committee has discretion to decrease bonus awards based upon individual performance. As an additional check and balance, the compensation committee may review other performance metrics to ensure that the cash earnings achievement accurately reflects the Company's overall performance. In 2007, the committee reviewed 2007 actual earnings per share and return on equity. Based on this additional review, the committee confirmed that the Company's 2007 cash earnings was an accurate indication of the Company's performance.

The table below shows the payout opportunities and actual bonus payments for 2007 for the Named Executive Officers:

Named Executive Officer	Annual Incentive Plan Target as % of Base Earnings	Annual Incentive Plan Target	Annual Incentive Plan Maximum as % of Base Earnings	Annual Incentive Plan Maximum	2007 Annual Cash Bonus as % of Base Earnings	2007 Annual Cash Bonus
Craig S. Donohue	100%	$850,000	150%	$1,275,000	150%	$1,275,000
James E. Parisi	75%	243,029	150%	486,058	150%	486,058
Terrence A. Duffy	75%	712,500	150%	1,425,000	150%	1,425,000
Phupinder S. Gill	75%	450,000	150%	900,000	150%	900,000
John P. Davidson III	75%	431,250	150%	862,500	135%	776,250

Equity

Long-term grants of equity are important to reflect an alignment with shareholder value creation and a competitive mix of long- and short-term incentives. Our equity program is designed to reward and encourage the success and contributions of our employees, including our Named Executive Officers, which leads to value creation for the Company and our shareholders. Officers are eligible for annual equity grants. Non-officers are eligible for one-time stock option grants based on length of service and annual discretionary stock option grants based on individual performance.

Forms of Equity Awards

Annual grants provide the Named Executive Officers and other eligible employees with the opportunity for financial rewards when the value of our stock increases. The types of equity awards used in 2007 included:

- Stock options granted to 140 officer level employees, including the Named Executive Officers, and 812 employees below officer level who received grants in recognition of superior performance or in recognition of three years of sustained service to the Company.
- Restricted stock granted to members of the senior management group as part of their annual equity grant as well as to 181 employees in recognition of their performance in connection with the planning and execution of the integration of the CBOT Holdings business.
- Participation by more than 200 employees (members of senior management are not eligible) in our Employee Stock Purchase Plan whereby employees may purchase shares of our Class A common stock at 90% of the fair market value.

Equity Grant Practices

The following is a summary of our equity grant practices and the role of the committee in approving awards:

- Our standard granting practice is to grant options and restricted stock that vest equally over a five-year period. Options have a 10-year term. Our philosophy does not allow for repricing or for grants made below market value on the date of grant. In 2007, the committee approved restricted stock grants to certain employees (excluding senior management) in recognition of their work in connection with the merger. These grants vest in full two years after the date of grant. Other special awards may have an alternate vesting schedule, as approved by the compensation committee.
- The grant date for our annual equity grants is June 15 or, in the event June 15th is not a business day, the closest business day thereto. At a meeting prior to June 15th, the committee approves the awards for the senior management based upon the target equity opportunities and recommendations from the Chief Executive Officer and President using a formula comprised of a percentage of base salary and a recent closing price. Actual awards are calculated using the closing price on June 15th or the closest business day thereto and the previously approved formula. The committee receives a report of the actual awards at a subsequent meeting.
- Employees who are either promoted to an officer or Managing Director position or hired at the officer level receive pro rated grants using their target equity opportunity based on the effective date of the promotion or hiring, as applicable. The grant date for these awards are March 15, September 15 or December 15, or the closest business day thereto, as applicable.
- Beginning with the grant date of March 15, 2007, we used the closing price on the date of grant as the exercise price for option awards. Previously, we used the prior day's closing price.
- In 2007 and prior years, the committee has on an annual basis delegated authority to the Chief Executive Officer to approve actual annual equity award amounts to officers other than senior management within the equity opportunity guidelines approved by the committee. The Chief Executive Officer reports on the actual awards granted at a subsequent meeting.

- The committee has delegated to a subcommittee the authority to approve sign-on equity awards to new employees as necessary to recruit desired talent.
- We do not time equity award grants in coordination with the release of material, non-public information.

Equity awards have historically been granted under our Omnibus Stock Plan. In connection with our merger with CBOT Holdings, we assumed its 2005 Long-Term Equity Incentive Plan. Future equity awards may be made under either plan.

Senior Management Equity Opportunities

The target equity opportunities vary by role and leadership level within the Company and are expressed as a percentage of base salary. The compensation committee has discretion to adjust actual grants for our senior management group in a range of 15% above or below target based on individual performance. We believe this feature of the program allows the committee to recognize performance and further evidences our philosophy that pay should be tied to performance. The committee generally does not consider an individual's stock holdings or previous equity awards in its approval process.

For our senior management group, we employ a mix of restricted stock and stock options. These two equity vehicles are used together to achieve the following:

- to give senior management an incentive to remain with the Company with grants of restricted stock; and
- to provide incentive to create additional long-term shareholder value with grants of stock options.

The target equity mix for the Chief Executive Officer is 85% stock options and 15% restricted stock and the target equity mix for the other members of the senior management group is 75% stock options and 25% restricted stock.

In 2007, the Named Executive Officers received the following equity awards:

Name	Annual Equity Award Target as % of Base Pay	Annual Equity Award Target	Annual Equity Award Maximum as % of Base Pay	Annual Equity Award Maximum	2007 Annual Equity as % of Target	2007 Annual Equity Award
Craig S. Donohue	300%	$2,550,000	345%	$2,932,500	57%	$1,457,020
James E. Parisi	125%	406,250	144%	467,187	110%	446,388
Terrence A. Duffy	175%	1,662,500	201%	1,911,875	100%	1,662,368
Phupinder S. Gill	175%	1,050,000	201%	1,207,500	57%	599,800
John P. Davidson III	125%	718,750	144%	826,562	97%	695,284

In 2007, at the recommendation of Messrs. Donohue and Gill, the committee approved a decrease in their annual equity awards from the target in order to make additional equity awards available to other employees outside of the senior management group.

Benefits

All eligible employees, including the Named Executive Officers, participate in our benefit programs. We provide health and welfare benefits, including medical and dental coverage, disability insurance benefits based on two-thirds of base pay and life insurance benefits based on three times base pay. In addition employees are eligible to participate in our qualified retirement plans, which consist of our 401(k) Savings Plan, the CME Cash Balance Pension Plan and the CBOT Pension Plan. We plan to merge the CME and CBOT pension plans at the end of 2008.

In addition to the qualified retirement plans, employees whose pay exceeds the compensation limits imposed by the Internal Revenue Service participate in a non-qualified deferred compensation plan which provides for "make-whole" contributions to employees whose benefits are limited under the qualified plans by these limits. For more information on our deferred compensation plans, see the section below entitled "Non-Qualified Deferred Compensation Plans."

Qualified and non-qualified retirement benefits provided to the Named Executive Officers are set forth in the following tables: Pension Benefits and the Non-Qualified Deferred Compensation Plans on pages 38 and 39.

Benchmarking

To ensure that our compensation programs are competitive, we review a number of sources of compensation data. Because no individual company or single group of companies is exactly comparable to CME Group in every respect, when reviewing competitive data, we consider a much broader set of data. We believe that reviewing a combination of subsets of the overall peer groups of published survey compensation data in addition to publicly available compensation data (e.g. proxy statements) from two peer groups provides a valid reference point for the range of pay among companies with whom we compete for executive talent. When reviewing competitive published survey compensation data, we focus on the aggregate data and do not select individual companies for inclusion or exclusion from the samples.

From published sources of compensation survey data sponsored by consulting firms, we generally review the following:

- From Towers Perrin
  - Financial services (total sample)
  - Financial services (assets less than $20 billion)
  - Financial services/commercial banks (assets less than $50 billion)
- From Hewitt Associates
  - Financial services (assets less than $20 billion)
  - General industry (revenue $1-$2.5 billion)
  - Corporate service (revenue $1-$2.5 billion)

In addition, we review publicly available information from two peer groups. The first includes several financial institutions and exchanges. The second includes a broader mix of financial institutions, exchanges and technology and transaction processing companies. Our goal in looking at these peer companies is to arrive at a balanced and representative group of companies, and not necessarily an exhaustive list of all competitors. In choosing these peer companies, we balance a number of factors, including industry focus, size, relative prominence in the industry and the extent to which each company may compete with us for executive talent.

Peer Group A

E*Trade Financial Corporation
eSpeed, Inc.
IntercontinentalExchange Holdings Inc.
International Securities Exchange, Inc.
Investment Technology Group, Inc.
Knight Capital Group, Inc.
MarketAxess Holdings Inc.
The Nasdaq Stock Market, Inc.
NYMEX Holdings, Inc.
NYSE Euronext

Peer Group B

3COM Corp.
ADC Telecommunications Inc.
Americredit Corp.
Broadcom Corp.
DST Systems Inc.
E*Trade Financial Corporation
AG Edwards Inc.
eSpeed, Inc.
FISERV Inc.
Imation Corp.
International Securities Exchange, Inc.
Investment Technology Group, Inc.
Knight Capital Group, Inc.
Moody's Corp.
The Nasdaq Stock Market, Inc.
NVIDIA Corp.
Piper Jaffray Cos. Inc.
Sybase Inc.
TD Ameritrade Holding Corp.
Tellabs Inc.
Verisign Inc.
Waddell & Reed Financial Inc.

Additionally, we may supplement these data sources with others that focus on our specific industry when it is available.

We broadly target total compensation opportunities at the median (50th percentile) of the market, in total and for each component of pay for target performance levels. We do not use the market statistics rigidly, nor do we apply any specific formula to the data. We also review the full range of values around the median, including the 25th and 75th percentiles.

We use the competitive compensation data for several purposes as it relates to the Named Executive Officers and others. We use it to assess the competitiveness of total compensation for individual members of senior management and other officers on an annual basis and we use it to develop and evaluate total compensation programs and guidelines for the senior management and other officers on a more ad hoc basis. When making decisions about senior management pay, we analyze compensation relative to the market median levels, and may make adjustments for market conditions and special considerations as appropriate in the context of our pay for performance philosophy. The compensation committee within its discretion may make alterations to the entire compensation program or to a specific element of the program based on its evaluation of the benchmarking data to generally align it within the 50th percentile and/or to ensure that it is performance based and competitive in nature.

In 2008, the committee approved a 15% increase in Mr. Parisi's base salary in connection with its review of competitive market data on the compensation for chief financial officers and in light of his performance. No other changes were made to the salaries of the Named Executive Officers or to the Company's compensation practices for our senior management group in 2007 as a result of the committee's review of benchmarking data.

Stock Ownership Guidelines

Members of our senior management group are subject to stock ownership guidelines as follows:

- The Chief Executive Officer: a multiple of five times base pay;
- The Executive Chairman and the President: a multiple of four times their respective base pay; and
- Other members of the Management Team: a multiple of three times their respective base pay.

Each individual has five years from the policy implementation date (November 1, 2006) or the date of hire or promotion, whichever is later, to achieve their ownership guideline.

In addition, the stock ownership guidelines for our non-executive members of the board of directors was increased from ownership of stock valued at $100,000 to two times the total annual retainer, or $200,000. Each member will have five years from May 7, 2008 (the date of the annual meeting) or election to the board, whichever is later, to achieve this stock ownership guideline.

To ensure alignment of interests between our employees and board members and our shareholders and to further ensure that such individuals share in the risks and rewards of the ownership of our stock, we prohibit our employees and members of the board from engaging in hedging transactions relative to their ownership of our stock.

The compensation committee monitors compliance with our stock ownership guidelines on an annual basis. Only shares owned outright are counted towards satisfaction of the guidelines.

Other Benefits and Perquisites

We provide perquisites and other personal benefits to our senior management and board members that we believe are moderate and consistent with our overall compensation program. We provide monthly parking benefits to a subset of our senior management group, including Messrs. Duffy, Donohue and Gill, and certain members of the board of directors. Additionally, all of our officers are entitled to a Company-paid membership at the CME Club and an annual executive physical. The aggregate value of all perquisites received by each Named Executive Officer in 2007 did not exceed $10,000.

Compensation Committee and Board Review of Total Compensation

To ensure that the committee members are informed of the potential compensation levels of our senior management group, the committee reviews on an annual basis all components of their compensation package. This review includes annual base pay, annual cash bonus, value of annual equity awards, in-the-money value of all historic equity grants including monetized gains, and the value of retirement contributions under our qualified and non-qualified plans. The review of these tally sheets serves as an additional check and balance. The committee conducted its annual review in 2007 at its June 6 meeting. No changes to the Company's program were made as a result of this review. The committee provides a report on the results of this review to the board during an executive session.

Employment Contracts and Retention Agreements

Our philosophy is to enter into employment contracts and retention agreements based on the particular facts and circumstances involved in the individual employment relationship such as whether the employment arrangement would be necessary to recruit and/or retain necessary talent with compensation terms that we believe are in accordance with our overall compensation program. Our employment agreements typically are for a period of three to five years, do not provide for cash severance payments in excess of two times annual base salary and include a requirement that the executive sign a release before becoming entitled to receive severance payments. All contractual compensation terms within the employment agreements are reviewed and approved by the compensation committee. We believe that our existing employment contracts contain compensation terms in line with our overall compensation program and philosophy. A description of the employment agreements we have with Messrs. Donohue, Gill and Davidson and our agreements with Mr. Duffy is set forth below in the section entitled "Potential Payments Upon Termination or Change-in-Control—Employment Agreements with Named Executive Officers" beginning on page 40. We also have an employment agreement with Mr. Durkin, our Chief Operations Officer, and we have employment contracts with certain senior managers that we entered into in connection with our acquisition of Swapstream in 2006 as well as with certain employees that reside within the United Kingdom.

Payments at Change-in-Control or Other Termination

Change-in-control provisions benefit the Company and its shareholders by assisting with retention during rumored and actual change of control activity when continuity is key to preserving the value of the business. We also provide other termination benefits in connection with terminations other than for misconduct. We believe these benefits allow us to facilitate changes in key employees, as needed, to ensure minimum disruption to the business in exchange for non-competition and non-solicitation benefits for the Company along with a general release.

A description of our severance policies and practices and the estimated amounts that would be payable to our Named Executive Officers under certain circumstances are set forth below under the section entitled "Potential Payments Upon Termination or Change-in-Control" beginning on page 40.

Board of Directors Compensation

Similar to our philosophy on management pay, we target the 50th percentile of the competitive market for compensation of the board of directors. The primary components of our board member compensation package consist of an annual equity stipend, an annual cash stipend, committee and board meeting fees, and committee chairperson retainers for six of our board-level committees (audit, compensation, finance, governance, market regulation oversight and nominating). Non-executive board members are eligible to participate in our Director Deferred Compensation Plan.

The compensation of our board members is set forth in the table entitled "Director Summary Compensation Table" on page 46.

Compensation Committee Responsibilities

The compensation committee is comprised of seven independent directors. The primary responsibilities of the compensation committee are to review and approve compensation arrangements for senior management, to review and recommend compensation arrangements for the board of directors, to adopt compensation plans in which senior management is eligible to participate and to oversee matters relating to employee compensation, employee benefit plans and employee incentive programs. A complete description of the committee's responsibilities may be found in its charter, a copy of which is on our Web site. There were 12 meetings of the committee in 2007. The committee typically meets in executive session without management present for a portion of each meeting.

Use of Outside Consultants

From time to time, the committee retains Towers Perrin, an outside compensation and benefits consulting firm, regarding management pay, compensation design and other related matters. The committee may ask that management participate in these engagements. Use of a particular consulting firm by the committee does not preclude management from hiring the same consulting firm. In accordance with its charter, the compensation committee is responsible for making all decisions concerning executive pay and benefits.

In 2007, Towers Perrin was engaged by the committee to review the Company's benchmarking practices as well as its approach for valuing option grants. During 2007, at the request of management, Towers Perrin supplied competitive compensation data for certain positions within the organization. We do not believe that Towers Perrin's role in providing the forgoing services to management compromises their ability to provide the compensation committee with an independent perspective.

As previously discussed, the Company also utilizes Hewitt Associates for benchmarking data.

Tax and Accounting Implications

The committee recognizes that tax and regulatory factors may influence the structure of executive compensation programs, including:

Limit on Tax-Deductible Compensation. Section 162(m) of the Internal Revenue Code (the "Code") imposes a $1 million limit on the deduction that we may claim in any tax year with respect to compensation paid to any of the Named Executive Officers, but excluding the principal financial officer. However, the Code allows for certain types of performance-based exemptions to this $1 million limit, provided that the compensation plan meets certain requirements. Compensation payable solely on attainment of one or more performance goals is not subject to the deduction limit if: (i) the performance goals are objective, pre-established and determined by a committee comprised solely of two or more outside directors; (ii) the material terms of the performance goals under which the compensation is to be paid are disclosed to the shareholders and approved by a majority vote; and (iii) the committee certifies that the performance goals and other material terms were in fact satisfied before the compensation is paid.

Our Incentive Plan that was approved by shareholders is designed to comply with the requirements of Section 162(m). At its March 4, 2008 meeting, to maximize our ability to deduct annual bonus awards paid to our Named Executive Officers, the committee designated Messrs. Duffy, Donohue, Gill, Davidson and Durkin as participants in our existing Incentive Plan for 2008 and created a separate bonus incentive plan for all other employees. As a result of Mr. Davidson's subsequent resignation, he will not participate in the Incentive Plan. The bonus plan for all other employees contains terms and conditions substantially similar to the Incentive Plan except that it eliminates the restriction on the ability to increase bonus awards above the level of the funding of the plan.

We reserve the authority to authorize payments that may not be deductible if we believe that it is in the best interests of the Company and its shareholders.

Non-Qualified Deferred Compensation. The Company claims tax deductions on Company contributions made on behalf of plan participants, including Named Executive Officers, under our non-qualified plans at the time of benefit payment.

Accounting for Stock-Based Compensation. Since 2002, the Company has accounted for stock-based compensation, including all awards pursuant to our equity program, under the fair value method as provided in Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation." At the time this standard was adopted, we elected the retroactive restatement method and utilized the fair value approach back to 2000, when the first stock-based awards were granted. Effective January 1, 2006, the Company adopted SFAS 123(R), "Share-Based Payment," which requires us to estimate expected forfeitures of stock grants instead of the previous practice of accounting for forfeitures as they occurred. The tax deduction is taken at the time the stock option is exercised or the restricted stock vests, as applicable.

Adjustment or Recovery of Awards

CME Group has not adopted a formal or informal policy regarding the adjustment or recovery of awards in connection with a restatement or adjustment of financial statements that would otherwise have resulted in a reduction in the size of the award or payment. We have not experienced any situations or occasions that would result in a reduction in the size of an award or payment. If we were to experience such an adjustment in the future, the committee would assess the circumstances relating to the adjustment and take such legally permissible actions as it believes to be appropriate.

Executive Compensation

Summary Compensation Table

The following table provides information regarding the compensation earned during the year ended December 31, 2007 by our Named Executive Officers. In 2007, "salary" accounted for approximately 37% of the total compensation of the Named Executive Officers and non-equity incentive compensation accounted for approximately 31% of total compensation.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compen-sation(2)	Change in Pension Value and Non-Qualified Deferred Compen-sation Earnings(3)	All Other Compen-sation(4)	Total
Craig S. Donohue	2007	$850,000	$ —	$315,275	$1,312,550	$1,275,000	$15,044	$153,084	$3,920,953
Chief Executive Officer	2006	850,000	—	308,797	1,045,514	1,168,257	11,437	138,141	3,522,146
James E. Parisi	2007	325,000	—	87,711	252,388	486,058	11,270	39,764	1,202,191
Managing Director and Chief Financial Officer	2006	275,000	—	64,808	206,826	386,375	8,574	36,336	977,919
Terrence A. Duffy(5) Executive Chairman	2007	950,000	—	221,670	594,083	1,425,000	—	30,480	3,221,233
Phupinder S. Gill	2007	600,000	—	234,771	619,263	900,000	15,748	101,100	2,470,882
President	2006	600,000	—	243,467	624,649	791,160	12,017	103,311	2,374,604
John P. Davidson III	2007	575,000	450,000(6)	138,011	355,350	776,250	15,368	157,542	2,467,521
Managing Director and Chief Corporate Development Officer	2006	508,654(6)		77,929	198,953	635,817(6)	14,342	122,129	1,557,824

(1) The amounts reflected in the Stock Awards and Option Awards columns reflect the amount recognized for financial statement reporting purposes for the years ended December 31, 2006 and 2007 in accordance with FAS 123(R) and reflect the expense for awards granted in 2002 through 2007. Assumptions used in the calculation of these amounts are included in the Stock-Based Payments notes to the Company's audited financial statements for the year ended December 31, 2007 (note 22) and December 31, 2006 (note 15) included in the Company's Annual Reports on Form 10-K filed with the SEC. Shares of restricted stock are eligible for the payment of dividends. In 2007, the amount of dividends on restricted stock which had not yet vested paid to the Named Executive Officers was as follows: Mr. Donohue, $14,837; Mr. Parisi $2,229; Mr. Duffy, $2,993, Mr. Gill $11,758; and Mr. Davidson $2,940.

(2) The amounts included in the Non-Equity Incentive Plan Compensation column reflect cash awards to the Named Executive Officers under the Annual Incentive Plan, which is discussed on page 22 under the heading "Bonus."

(3) The amounts reflected in the Change in Pension Value and Non-Qualified Deferred Compensation Earnings column reflect only the change in the pension value during the particular year. In calculating the change in the present value of the accumulated pension benefit, the following assumptions were used: assumed retirement age of 65; discount rate of 6.10% as of December 31, 2007 and 5.80% as of December 31, 2006; RP-2000 mortality table; and projected future investment crediting rate assumption of 4.10% as of December 31, 2007 and 4.00% as of December 31, 2006. Under our non-qualified deferred compensation plans, participants may invest in one or more investments that are available from time to time. This is the only return that they receive and, therefore, no above-market earnings are reflected in this table. For more information on our deferred compensation plans, see the section below entitled "Non-Qualified Deferred Compensation Plans."

(4) Amounts included in the All Other Compensation column for 2007 are as follows:

	401(k) Contribution	Supplemental Plan(7)	Other(8)	Total
Craig S. Donohue	$6,750	$144,278	$ 2,056	$153,084
James E. Parisi	6,750	32,096	918	39,764
Terrence A. Duffy	6,750	21,750	1,980	30,480
Phupinder S. Gill	6,750	92,881	1,469	101,100
John P. Davidson III	5,308	89,365	62,869	157,542

(5) Mr. Duffy was appointed as our Executive Chairman in October 2006. For his services he receives an annual base salary of $950,000. Mr. Duffy was not a Named Executive Officer in 2006 and, therefore, compensation relating to such year is not included. As discussed under the section entitled "Potential Payments upon Termination or Change-in-Control—Employment Agreements with Named Executive Officers," we have agreed to self-insure supplemental life and long-term disability coverage for Mr. Duffy and to gross up his beneficiaries for any additional taxes incurred as a result of the supplemental life coverage. Because no actual payments were made or liabilities incurred as a result of this coverage no amounts have been included in Mr. Duffy's compensation for 2007.

(6) Mr. Davidson joined the Company in February 2006 with an annual base salary of $575,000. Per his employment agreement, Mr. Davidson was entitled to a minimum bonus of $431,250 for 2006. Under the agreement, Mr. Davidson is also entitled to a retention bonus of $900,000, paid in two installments in February 2007 and February 2008.

(7) The items included under the Supplemental Plan column are 401(k) make-whole and pension make-whole contributions. Make-whole contributions are Company contributions for individuals whose compensation has exceeded the statutory compensation limit identified in Section 401(a)(17) of the Code and thus must be excluded from consideration in qualified retirement plans.

(8) The items included in the Other column are life insurance premiums paid by the Company for the benefit of the Named Executive Officer and relocation assistance payments/reimbursements made to Mr. Davidson. The Company provided $61,849 of relocation assistance payments to or on behalf of Mr. Davidson in 2007.

Grants of Plan-Based Awards

The following table shows the equity awards made to our Named Executive Officers in 2007 and the estimated future bonus payments under our Incentive Plan for the year ended December 31, 2008. For additional information on our equity and bonus programs, see the section of this proxy statement entitled "Compensation Discussion and Analysis."

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards(2)	Grant Date Fair Value of Stock and Option Awards
			Threshold	Target	Maximum				
Craig S. Donohue	n/a	n/a	$318,750	$850,000	$1,275,000				
	6/15/07	6/6/07				430	5,475	$552.70	$1,311,856
James E. Parisi	n/a	n/a	140,625	281,250	562,500				
	6/15/07	6/6/07				220	1,480	552.70	411,970
Terrence A. Duffy	n/a	n/a	356,250	712,500	1,425,000				
	6/15/07	6/6/07				820	5,510	552.70	1,534,276
Phupinder S. Gill	n/a	n/a	225,000	450,000	900,000				
	6/15/07	6/6/07				295	1,990	552.70	553,485
John P. Davidson III	n/a	n/a	215,625	431,250	862,500				
	6/15/07	6/6/07				345	2,300	552.70	641,942

(1) The amounts shown in the Threshold column reflect the payment level when threshold cash earnings is achieved under our Incentive Plan which is 37.5% of the Named Executive Officer's annual base earnings. The amounts shown in the Target column reflect the payment level when target cash earnings is achieved under the plan which is 100% of annual base earnings for Mr. Donohue and 75% of annual base earnings for all other Named Executive Officers. The amounts shown in the Maximum column reflect the payment level when maximum cash earnings is achieved under the plan which is 150% of annual base earnings. In the event that our actual cash earnings in 2008 falls below the threshold requirement under the Incentive Plan, no bonuses will be awarded to these individuals. Additionally, as discussed in the Compensation Discussion and Analysis section, bonus payments made to employees at the level of Managing Director and above, including the Named Executive Officers, are also subject to an additional requirement whereby the Company must capture an established amount of expense synergies relating to our merger with CBOT Holdings. Satisfaction of the synergy performance metric will not result in increased bonuses, but to the extent pre-established synergy targets are not met, bonuses will be decreased, or eliminated completely.

(2) Under our equity program officers receive annual equity grants, which are granted on June 15 or, in the event June 15th is not a business day, the closest business day thereto. On June 6, 2007, our compensation committee met and approved our annual 2007 equity grants based on our pre-established formulas under our equity program.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the number of securities underlying outstanding plan awards for each Named Executive Officer as of December 31, 2007.

	Option Awards(1)				Stock Awards(1)	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested(2)
Craig S. Donohue	—	5,475	$552.70	6/15/2017	430	$294,980
	2,205	8,820	440.65	6/15/2016	696	477,456
	3,280	4,920	251.95	6/15/2015	780	535,080
	10,380	6,920	127.00	6/14/2014	1,040	713,440
	780	520	72.36	1/1/2014	80	54,880
	21,920	5,480	63.01	6/6/2013	820	562,520
	32,500	—	22.00	5/7/2011	—	—
James E. Parisi(3)	—	1,480	552.70	6/15/2017	220	150,920
	299	1,196	440.65	6/15/2016	176	120,736
	920	1,380	251.95	6/15/2015	240	164,640
	540	360	223.99	12/15/2014	40	27,440
	1,800	1,200	127.00	6/14/2014	—	—
	120	80	95.12	3/15/2014	—	—
	1,100	700	63.01	6/6/2013	—	—
Terrence A. Duffy	—	5,510	552.70	6/15/2017	820	562,520
	695	2,780	529.50	12/15/2016	368	252,448
Phupinder S. Gill	—	1,990	552.70	6/15/2007	295	202,370
	801	3,204	440.65	6/15/2016	476	326,536
	2,800	4,200	251.95	6/15/2015	660	452,760
	8,880	5,920	127.00	6/14/2014	880	603,680
	2,280	1,520	72.36	1/1/2014	240	164,640
	2,520	3,380	63.01	6/6/2013	500	343,000
John P. Davidson III	—	2,300	552.70	6/15/2017	345	236,670
	570	2,280	440.65	6/15/2016	340	233,240
	—	720	430.47	3/15/2016	160	109,760

(1) Subject to acceleration or termination in certain circumstances, equity awards vest over a five-year period, with 20% vesting one year after the grant date and an additional 20% vesting on each anniversary date thereafter. Option grants made in May 2001 with an exercise price of $22.00 per share vested 40% on the first anniversary of the grant date and an additional 20% on each following anniversary. The grant date is the date that is ten years prior to the expiration date.

(2) Market value was determined using the closing price on December 31, 2007 of $686.00.

(3) In 2007, Mr. Parisi gifted 39 shares of CME Group Inc. Class A Common stock to a charitable organization.

Option Exercises and Stock Vested

The following table summarizes stock option exercises by our Named Executive Officers and the vesting of their restricted stock in 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Craig S. Donohue	13,000	$ 7,902,400	1,814	$ 989,725
James E. Parisi	1,700	977,747	144	82,516
Terrence A. Duffy	—	—	92	64,313
Phupinder S. Gill	19,000	11,119,304	1,399	760,631
John P. Davidson III(1)	180	17,780	125	68,295

(1) In 2007, Mr. Davidson, exercised 180 options with an exercise price of $430.47 and retained the shares acquired upon such exercise. Value realized represents the difference between the exercise price and the closing price of our Class A common stock on the day of the exercise.

Pension Benefits

We maintain a non-contributory defined benefit cash balance pension plan for eligible employees. To be eligible, an employee must have completed a continuous 12-month period of employment with us and have reached the age of 21. Our funding goal is to have the pension plan 100% funded on a projected benefit obligation basis, while also satisfying any minimum required contributions and maximizing tax deductible contribution requirements. Beginning in 2007, participants are fully vested in their accounts after three years of service. Once an employee becomes a participant in the cash balance pension plan, their notional pension account is credited with an amount equal to an age-based percentage of that individual's earnings plus the greater of 4% interest or the December yield on one-year constant maturity yield for U.S. Treasury notes. During 2007, the plan interest rate was 4.94%. The pension account is portable, and vested balances may be paid out when participants end their employment with us. Alternatively, upon retirement a participant may elect to receive the balance in the account in the form of one of various monthly annuities.

As part of merger with CBOT Holdings, we assumed a defined benefit pension plan for former CBOT employees. Substantially all CBOT employees were eligible to participate in the pension plan upon completion of one year of service. Effective January 1, 2008, former employees of CBOT, who continue as employees of CME, will be transferred to the CME pension plan. All accrued benefits from the CBOT plan will be transferred at this time. All former employees who are receiving an annuity payment or those on-going employees who have reached age 55 with 10 years of service will remain in the CBOT pension plan.

The following is the schedule of employer contributions based on age and percentage of pensionable pay (including base pay, regular annual cash bonuses and merit lump sum payments) under the CME plan. Pensionable pay is limited by the Internal Revenue Service Code section 401(a)(17) limit, which was $225,000 in 2007:

Age	Employer Contribution Percentage
Under 30	3%
30–34	4
35–39	5
40–44	6
45–49	7
50–54	8
55 or greater	9

The table below sets forth the estimated payments for our Named Executive Officers upon retirement based upon the present value of the benefits expected to be paid in the future.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit(1)
Craig S. Donohue	Pension Plan	17.18	$132,807
James E. Parisi	Pension Plan	18.18	95,303
Terrence A. Duffy	Pension Plan	—	—
Phupinder S. Gill	Pension Plan	18.41	139,762
John P. Davidson III	Pension Plan	1.90	29,710

(1) In calculating the present value of the accumulated benefit, the following assumptions were used: assumed retirement age of 65; discount rate of 6.1% as of December 31, 2007; RP-2000 mortality table; and projected future investment crediting rate assumption of 4.1% as of December 31, 2007. The retirement age is the earliest unreduced retirement age as defined in the Pension Plan.

Non-Qualified Deferred Compensation Plans

All of our officer employees, including our Named Executive Officers, are eligible to defer a portion of their annual base salary and bonus into our Senior Management Supplemental Deferred Savings Plan (the "Deferred Savings Plan"). For 2007, officers were able to defer up to 50% of their annual base salary in addition to any amounts deferred under our 401(k) Plan and 100% of their bonus under this plan. The contributions made by our Named Executive Officers under this plan in 2007 are shown in the table below under "Executive Contributions." Deferrals may be invested in one or more investments offered by the plan from time to time at the choice of the officer. The return on their investment choice is the only return they will receive on the contributions under the plan. We do not provide any guaranteed rate of return. There is no limitation on their ability to change investments. Beginning with deferrals for the 2007 plan year, participants are able to elect a fixed distribution date for each year's deferrals. If the officer's employment ends prior to the fixed date, the distributions will be made six months following the date of the officer's termination of employment. Distributions that are not payable upon a designated fixed date will occur six months after the end of the officer's employment. Payments made for elections in effect prior to January 1, 2005, as required under the revised regulations on deferred compensation, are made at the time of termination.

The Deferred Savings Plan also includes 401(k) make-whole and pension make-whole contributions. Make-whole contributions are Company contributions for individuals whose compensation has exceeded the statutory compensation limit identified in Section 401(a)(17) of the Code and thus must be excluded from consideration in qualified retirement plans. These amounts are included in the table below under "Registrant Contributions."

Beginning with the 2006 plan year, we discontinued contributions under our Supplemental Executive Retirement Plan and closed the plan to new participants.

	Executive Contributions In Last Fiscal Year(1)	Registrant Contributions In Last Fiscal Year(2)	Aggregate Earnings In Last Fiscal Year(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/07
Craig S. Donohue	$ —	$144,278	$142,380	$ —	$1,338,020
James E. Parisi	142,082	32,096	87,446	—	623,701
Terrence A. Duffy	—	21,750	(379)	—	21,371
Phupinder S. Gill	118,674	92,881	405,351	—	3,410,102
John P. Davidson III	—	89,365	3,926	—	122,801

(1) All amounts included under Executive Contributions are also included in the Salary and Non-Equity Incentive Plan Compensation columns of the Summary Compensation Table.

(2) The amounts included under the Registrant Contributions column consist of: 401(k) make-whole and pension make-whole contributions and are included in the All Other Compensation column of the Summary Compensation Table.

(3) Aggregate Earnings are based on the investment selection of the officers from one or more investments that the plan offers from time to time and are the only return on contributions made by the Named Executive Officer and the Company. Aggregate Earnings in Last Fiscal Year represent amounts earned on contributions made in 2007 as well as prior contributions. Such earnings are not included in the Summary Compensation Table because they were not above market.

Potential Payments upon Termination or Change-in-Control

We have entered into employment agreements with three of our Named Executive Officers: Messrs. Donohue, Gill and Davidson. These contractual agreements provide for, among other things, minimum annual base salary and payments upon termination of employment. The agreements also include non-competition and non-solicitation provisions during the term of the agreement and for one year thereafter. We also have agreed to provide Mr. Duffy, our Executive Chairman, with a retention benefit and to self-insure him for certain benefits as discussed below. For Mr. Parisi, his employment relationship is governed by our policies and practices that we have in place for other employees from time to time, including members of senior management. Estimated payments to our Named Executive Officers under our employment agreements and general policies are shown in the table below beginning on page 43.

Employment Agreements with Named Executive Officers

Mr. Donohue. Mr. Donohue receives a minimum annual base salary of $850,000. He is also eligible to receive a bonus under our Incentive Plan with a minimum individual annual target incentive of 100% of his base salary and a maximum of 150%. Under his agreement, Mr. Donohue participates in our equity program with an annual target equity award of at least 300% of his base salary comprised of 15% restricted stock and 85% of non-qualified stock options. In the event of a termination without cause, as defined in the agreement, in addition to his accrued benefits, Mr. Donohue is entitled to a one-time lump sum severance payment equal to two times his current base salary and will automatically vest in any outstanding equity awards that would have vested during the remaining term of the agreement. In the event Mr. Donohue voluntarily terminates the agreement for good reason, as defined in the agreement which definition includes a change of control, in addition to his accrued benefits, Mr. Donohue is entitled to a one-time lump sum severance payment equal to two times his current base salary and will automatically vest in any outstanding equity awards. In the event of a change of control, Mr. Donohue will receive accelerated vesting of his unvested equity awards. In the event Mr. Donohue is involuntarily terminated without cause or resigns for good reason within 60 days prior to a change of control, all of his unvested equity awards that would have been outstanding had he been employed as of the date of the change of control shall become vested. Upon Mr. Donohue's termination for any reason, he will be entitled to any unpaid bonus awards for completed years. Mr. Donohue is also entitled to continued benefits coverage for two years following the end of his employment in the event he is terminated without cause or resigns for good reason. His agreement terminates on December 31, 2009, unless sooner terminated by us or Mr. Donohue.

Terrence A. Duffy. In recognition of the duties and responsibilities undertaken by our Executive Chairman, the Compensation Committee recommended and the Board approved a retention payment to Mr. Duffy in an amount equal to his annual base salary. The amount shall become payable if Mr. Duffy is not nominated for reelection to the board or is not reelected to the position of Chairman by the members of the board notwithstanding his ability and willingness to continue his service. Under such circumstances, Mr. Duffy is required to assist with the transition of responsibilities to the new Chairman. Mr. Duffy shall not be entitled to receive the retention payment if he is removed as Chairman or not reelected because of his breach of fiduciary duty to the shareholders or because of his willful failure to fulfill his duties and obligations as Chairman as determined by a majority of our independent, non-industry directors.

In 2007, the compensation committee authorized management, subject to annual review by the committee, to self-insure the supplemental life and long-term disability coverage amounts necessary to provide Mr. Duffy with the same level of life and long-term disability coverage generally provided to other employees under our group life and long-term disability policies. The committee also authorized the Company to gross up the self-insured supplemental life insurance amount to account for any taxes on such amount owed by Mr. Duffy's beneficiaries. Pursuant to this agreement, Mr. Duffy would be entitled to disability insurance benefits based on two-thirds of base pay and life insurance benefits based on three times base pay.

Mr. Gill. Mr. Gill receives a minimum annual base salary of $600,000. Mr. Gill is eligible to participate in our Incentive Plan and equity program on terms consistent with those of our other members of senior management. In the event of a termination without cause, as defined in the agreement, in addition to his accrued benefits, Mr. Gill is entitled to a one time lump sum severance payment equal to two times his base salary as of the date of termination for the remaining term of the agreement, if any, not to exceed two years of base salary. In such event, he is also entitled to Company-paid health benefits for one year following termination without cause. If Mr. Gill is involuntarily terminated without cause within 60 days prior to a change of control, all of his unvested equity awards that would have been outstanding had he been employed on the date of the change of control will become vested. His agreement terminates on December 31, 2010, unless sooner terminated by us or Mr. Gill.

Mr. Davidson. We entered into an agreement with Mr. Davidson in February 2006. On March 10, 2008, Mr. Davidson provided notice under the agreement of his intention to voluntarily resign. As a result of Mr. Davidson's resignation, the agreement is terminated and Mr. Davidson is entitled to any accrued but unpaid compensation.

Under the terms of the agreement, Mr. Davidson was entitled to a minimum annual base salary of $575,000. Mr. Davidson also participated in our Incentive Plan and equity program on terms consistent with those of our other members of senior management. Pursuant to the terms of the agreement, we paid Mr. Davidson a retention payment of $900,000 which was paid in two installments in February 2007 and February 2008. If Mr. Davidson's employment had been terminated for any reason other than for voluntary resignation or cause prior to the payment of the final installment, he would have been be entitled to receive the pro rated portion of the next payment, which prorated portion is reflected in the table on page 44 based on an assumed termination date of December 31, 2007. Additionally, we agreed to provide Mr. Davidson with relocation assistance, including but not limited to, temporary housing and moving expenses. In the event Mr. Davidson's employment had been terminated without cause, as defined in the agreement, in addition to his accrued benefits, Mr. Davidson would have been entitled to a one time payment equal to the target percentage of his bonus under the Incentive Plan in effect for other members of the Management Team, which is currently 75% of base salary, pro rated for the date of termination and a one time lump sum severance payment equal to two times his base salary as of the date of termination pro rated for the remaining term of his agreement.

Other CME Policies and Practices.

The following is a summary of our other plans in place that provide for benefits upon termination of employment and/or in the event of a change of control.

Annual Performance Bonuses

In accordance with the terms of our Incentive Plan, in the event an employee dies or becomes disabled, he or she or their beneficiaries will be entitled to receive a pro rata bonus.

Severance Plans

In 2007, the compensation committee adopted a written severance policy. The following is a summary of the key terms:

	Reason for Termination	
	Job elimination, reduction in force or, in limited circumstances, performance	**Involuntary termination as a result of a merger**
Severance Pay for Officers	2 weeks per year of service, 6 week minimum, up to 39 weeks	12 weeks plus 2 weeks per year of service, up to 52 weeks
Severance Pay for Non-Officer	1 week per year of service, 4 week minimum, up to 26 weeks	10 weeks plus 2 weeks per year of service, up to 52 weeks

Additionally, the plan provides for COBRA coverage and outplacement services as well as acceleration of any outstanding unvested equity awards that would have otherwise vested during the severance pay period.

Equity Plans

As a result of our merger with CBOT Holdings, we now have two equity plans: the Omnibus Stock Plan and the CBOT Long-Term Equity Incentive Plan. All grants to the Named Executive Officers were made under the Omnibus Plan. The terms of the Omnibus Plan provide that in the event of death, the employee's beneficiaries would vest in any outstanding equity awards. In the event of termination due to disability, restricted stock awards become vested. Under the terms of the Long-Term Equity Incentive Plan, the compensation committee has discretion to determine whether the vesting of outstanding awards should be accelerated under other conditions, including death and disability. Awards granted under the Omnibus Stock Plan automatically vest upon a change of control. Under the Long-Term Equity Incentive Plan, whether an award will vest upon a change of control depends upon the terms of the individual award agreement.

Change of Control Definition	
Omnibus Stock Plan	***Long-Term Equity Incentive Plan***
• any person acquires more than 50% of our then outstanding shares of Class A common stock or more than 50% of the combined voting power of the then outstanding shares of common stock; • individuals who comprised our board on February 7, 2000 (generally including any person becoming a director who was nominated or approved by those persons) cease to constitute at least a majority of our board; • a reorganization, merger, consolidation, or sale of all or substantially all of our assets under circumstances where (i) our shareholders prior to the transaction own less than 50% of the then outstanding shares or less than 50% of the combined voting power of the surviving or resulting corporation, (ii) the members of our board immediately prior to the transaction do not constitute a majority of the Board of Directors of the resulting or surviving corporation or (iii) an individual or entity acquires 50% or more of the common stock or combined voting power of the surviving or resulting entity; • or the approval by our shareholders of a complete liquidation or dissolution of CME Group.	• the consummation of a merger or consolidation of CME Group with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not stockholders of CME Group immediately prior to such merger, consolidation or other reorganization; • the sale, transfer or other disposition of all or substantially all of CME Group's assets; • a change in the composition of the board, as a result of which fewer than one-half of the incumbent directors are directors who either (i) had been directors of the company on the date 24 months prior to the date of the event that may constitute a Change in Control (the "original directors") or (ii) were elected, or nominated for election, to the board with the affirmative votes of at least a majority of the aggregate of the original directors who were still in office at the time of the election or nomination and the directors whose election or nomination was previously so approved; or • any transaction as a result of which any person is the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of CME Group representing at least 20% of the total voting power represented by the company's then outstanding voting securities. For purposes of this Paragraph (iv), the term "person" shall have the same meanings as when used in Sections 13(d) and 14(d) of the Exchange Act but shall exclude: o a trustee or other fiduciary holding securities under an employee benefit plan of the company or a subsidiary; o a corporation owned directly or indirectly by the stockholders of the company in substantially the same proportions as their ownership of the common stock of the company.

The following table sets forth the estimated benefits and payments upon termination of our Named Executive Officers. These payments assume a termination or change of control effective upon December 31, 2007. Unless otherwise specified, payments and benefits that would be generally available to all employees, including accrued benefits, are not included in the amounts below.

	Termination Due to:						
	Voluntary	Voluntary for Good Reason	Involuntary for Cause	Involuntary Not for Cause	Change In Control	Death	Disability
Craig S. Donohue							
Total Cash Severance(1)	$ —	$ 1,700,000	$ —	$ 1,700,000	$ 1,700,000	$ —	$ —
Value of Equity Subject to Accelerated Vesting(2)	$ —	$15,269,045	$ —	$12,443,242	$15,269,045	$15,269,045	$2,638,356
Continuation of Health & Welfare Benefits(3)	$ —	$ 64,170	$ —	$ 64,170	$ 64,170	$ —	$ —
Other Accrued Pay and Benefits(4)	$1,275,000	$ 1,275,000	$1,275,000	$ 1,275,000	$ 1,275,000	$ 1,275,000	$1,275,000
Total:	$1,275,000	$18,308,215	$1,275,000	$15,482,412	$18,308,215	$16,544,045	$3,913,356
James E. Parisi							
Total Cash Severance(1)	$ —	$ —	$ —	$ 237,500	$ 312,500	$ —	$ —
Value of Equity Subject to Accelerated Vesting(2)	$ —	$ —	$ —	$ 1,222,855	$ 2,873,934	$ 2,873,934	$ 463,736
Continuation of Health & Welfare Benefits(3)	$ —	$ —	$ —	$ 12,237	$ 11,013	$ —	$ —
Other Accrued Pay and Benefits(4)	$ —	$ —	$ —	$ —	$ —	$ 486,058	$ 486,058
Total:	$ —	$ —	$ —	$ 1,472,592	$ 3,197,447	$ 3,359,992	$ 949,794
Terrence A. Duffy							
Total Cash Severance(1)	$ —	$ —	$ —	$ 950,000	$ 950,000	$ —	$ —
Value of Equity Subject to Accelerated Vesting(2)	$ —	$ —	$ —	$ —	$ 1,984,521	$ 1,984,521	$ 814,968
Continuation of Health & Welfare Benefits(3)	$ —	$ —	$ —	$ 2,447	$ 4,895	$ —	$ —
Other Accrued Pay and Benefits(4)	$ —	$ —	$ —	$ —	$ —	$ 1,425,000	$1,425,000
Total:	$ —	$ —	$ —	$ 952,447	$ 2,939,416	$ 3,409,521	$2,239,968
Phupinder S. Gill							
Total Cash Severance(1)	$ —	$ —	$ —	$ 1,200,000	$ 1,200,000	$ —	$ —
Value of Equity Subject to Accelerated Vesting(2)	$ —	$ —	$ —	$ 9,719,593	$11,315,084	$11,315,084	$2,092,986
Continuation of Health & Welfare Benefits(3)	$ —	$ —	$ —	$ 9,064	$ 9,064	$ —	$ —
Other Accrued Pay and Benefits(4)	$ —	$ —	$ —	$ —	$ —	$ 900,000	$ 900,000
Total:	$ —	$ —	$ —	$10,928,657	$12,524,148	$12,215,084	$2,992,986

	Termination Due to:						
	Voluntary	Voluntary for Good Reason	Involuntary for Cause	Involuntary Not for Cause	Change In Control	Death	Disability
John P. Davidson III							
Total Cash Severance(1)	$ —	$ —	$ —	$1,150,000	$1,150,000	$ —	$ —
Value of Equity Subject to Accelerated Vesting(2)	$ —	$ —	$ —	$ 760,494	$1,629,640	$1,629,640	$ 579,670
Continuation of Health & Welfare Benefits(3)	$ —	$ —	$ —	$ 2,447	$ 4,895	$ —	$ —
Other Accrued Pay and Benefits(4)	$ —	$ —	$ —	$1,188,750	$1,188,750	$1,188,750	$1,188,750
Total:	$ —	$ —	$ —	$3,101,691	$3,973,285	$2,818,390	$1,768,420

(1) Cash severance amounts represent contractual amounts for Messrs. Donohue, Duffy, Gill and Davidson under the termination situations as described above. Estimated cash severance amounts for Mr. Parisi are based upon our CME Group Severance Policy for Officers. As of December 31, 2007, Mr. Parisi had 19 years of service for purposes of the policy.

(2) Amounts shown for the Value of Equity Subject to Accelerated Vesting reflect accelerated vesting of outstanding equity awards pursuant to our Omnibus Stock Plan, our severance policy, and our contractual agreements with our Named Executive Officers as described above based upon the closing price of our stock on December 31, 2007 of $686.00.

(3) Amounts shown for the Continuation of Health and Welfare Benefits reflect our contractual agreements with Messrs. Donohue and Gill to provide them with certain continuing benefits as described above and includes the amount of COBRA coverage under our severance policy, which is available to all employees. Mr. Duffy's continuing benefits do not reflect the additional amounts that the Company may incur in connection with the self-insurance of certain benefits as described above, because such amounts were granted for the purposes of providing Mr. Duffy with the disability insurance benefits based on two-thirds of base pay and life insurance benefits based on three times base pay consistent with benefits provided to other executives.

(4) Amounts shown for the Other Accrued Pay and Benefits in event of death or disability include accrued bonus payments pursuant to our Incentive Plan based on actual bonus amounts for 2007. Mr. Donohue, under the terms of his agreement, is entitled to receive any outstanding annual bonus awards for completed years in the event of termination for any reason and the amounts included in this table for such payments are based on his actual bonus for 2007. Mr. Davidson, under the terms of his agreement, is entitled to a one-time payment equal to his target bonus under the Annual Incentive Plan in the event he is involuntarily terminated without cause. However, for purposes of this table, we have included his actual bonus for 2007. In the event we terminate Mr. Davidson's employment for any reason other than for cause, as defined in the agreement, he is also entitled to a pro rata payment of the next installment of the retention payment described above. His accrued payments in the above table include $412,500, representing approximately 11/12ths of such retention payment as of December 31, 2007.

Director Compensation

Our directors play a critical role in guiding our strategic direction and overseeing management. Developments in corporate governance and financial reporting have resulted in an increased demand for highly qualified directors. The many responsibilities and risks and the substantial time commitment of being a director require that we provide adequate incentives for our directors' continued performance by paying compensation commensurate with our directors' workload and opportunity costs. In addition, to satisfy our self-regulatory responsibilities we have established a number of functional committees of which certain of our directors are members. Our compensation program for our non-executive directors is designed to compensate our directors based on their respective levels of board participation and responsibilities, including service on board committees and functional committees.

Fees and Benefit Plans for Non-Executive Directors

The compensation committee is responsible for reviewing and recommending to the board the compensation for our non-executive directors. Only non-executive directors receive compensation for their service as a director. Our non-executive director compensation includes:

Annual Stipends	
Annual cash stipend(1)	$ 25,000
Annual Vice Chairman cash stipend(2)	$750,000
Annual retainer for chairs of audit, compensation, finance, governance, market regulation oversight and nominating committees(3)	$ 20,000
Annual equity stipend(4)	$ 75,000
Meeting Fees	
Board meeting fee	$ 1,500
Board committee meeting fee for the strategic steering committee and the marketing and public relations committee	$ 1,000
Board committee meeting fee for audit, compensation, executive, finance, governance, market regulation oversight and nominating committees(3)	$ 1,500
Additional meeting fee for serving as chair of audit, compensation, finance, governance, market regulation oversight and nominating committees(3)	$ 500
Functional committee meeting fee	$ 1,000

(1) Directors have the option to elect to receive some or the entire portion of their annual cash stipend in shares of stock valued at the closing price on the date of grant. If a director who elects to receive additional stock leaves the board prior to the next annual meeting, such director will be responsible for repaying us for the amount of the unearned stipend that otherwise would have been paid in cash.

(2) Mr. Carey, our Vice Chairman, receives as annual cash stipend of $750,000 plus the annual equity stipend valued at $75,000. He does not receive any additional fees for attendance at meetings.

(3) In January 2008, the compensation committee recommended and the board approved a $20,000 retainer for the chair of the newly established finance committee and also approved an increase in meeting fees for members of the executive and finance committees.

(4) Shares received as the annual equity stipend are granted under our 2005 Director Stock Plan and are not subject to any vesting restrictions.

Non-executive directors may participate in our Director Deferred Compensation Plan in the investments that the plan offers from time to time. The return on the investments selected by the directors is the only return they will receive on their deferred compensation. We do not provide any pension, medical benefit or other benefit programs to our non-executive directors.

The following table provides information regarding the compensation earned during the year ended December 31, 2007 by each of our directors, except for Messrs. Donohue and Duffy. Mr. Donohue's and Mr. Duffy's compensation as Chief Executive Officer and Executive Chairman, respectively, is set forth in the Summary Compensation Table on page 33.

Director Compensation Table

Director	Fees Earned or Paid in Cash(1)	Stock Awards(2)	All Other Compensation	Total
Charles P. Carey(3)	$341,309	$37,140	$ —	$378,449
Mark E. Cermak(4)	36,761	28,050	—	64,811
Dennis H. Chookaszian	101,000	72,436	—	173,436
Jackie M. Clegg(4)	26,761	28,050	—	54,811
Robert F. Corvino(4)	35,261	28,050	—	63,311
James A. Donaldson(4)	23,261	28,050	—	51,311
Martin J. Gepsman	127,338	78,446	—	205,784
Larry G. Gerdes(4)	30,043	37,140	—	67,183
Daniel R. Glickman	89,000	76,883	—	165,883
Elizabeth Harrington	67,500	72,436	—	139,936
Bruce F. Johnson	35,352	96,042	—	131,394
Gary M. Katler	99,000	72,436	—	171,436
Patrick B. Lynch	85,500	72,436	—	157,936
Leo Melamed(5)	62,500	72,436	300,000	434,936
William P. Miller II	92,100	72,436	—	164,536
Joseph Niciforo(4)	29,261	28,050	—	57,311
CC Odom II(4)	25,261	28,050	—	53,311
James E. Oliff	85,000	72,436	—	157,436
John L. Pietrzak(4)	23,261	28,050	—	51,311
Alex J. Pollock	66,852	96,042	—	162,894
William G. Salatich, Jr.	45,852	96,042	—	141,894
John F. Sandner(6)	66,000	72,436	200,000	338,436
Terry L. Savage	75,000	72,436		147,436
Myron S. Scholes(7)	60,500	72,436	29,583	162,519
William R. Shepard	59,852	96,042	—	155,894
Howard J. Siegel	64,852	96,042	—	160,894
Christopher Stewart(4)	34,261	28,050	—	62,311
David J. Wescott	45,176	84,311	—	129,487

(1) The amounts reflected in the Fees Earned or Paid in Cash consist of annual cash stipends, board meeting fees, board and functional committee meeting fees and annual retainers for the chairs of the audit, compensation, finance, governance and market regulation oversight committees, including amounts deferred under our Director Deferred Compensation Plan. Mr. Pollock who chairs both the compensation and nominating committees elected to receive only one additional stipend of $20,000 for his services to these committees. Board committee and functional committee meeting fees are subject to an overall cap of $100,000 per year.

(2) The amounts reflected in the Stock Awards column reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2007 of awards granted

pursuant to our 2005 Director Stock Plan for our non-executive directors. Assumptions used in the calculation of these amounts are included in the Stock-Based Payments notes to the Company's audited financial statements for the year ended December 31, 2007 (note 22) included in the Company's Annual Report on Form 10-K filed with the SEC. The annual equity stipends granted to our non-executive directors are not subject to any vesting restrictions. See the table entitled "Directors, Director Nominees and Executive Officers" on page 49 for the complete stock ownership of our board members.

(3) For his service as our Vice Chairman, Mr. Carey receives an annual cash stipend of $750,000 plus an annual equity award valued at $75,000. The amounts reflected in the table represent the pro rata portions of these amounts based on his appointment to the board in July 2007. Mr. Carey does not receive additional fees for attending board meetings or committee meetings.

(4) The amounts in the table include the pro rata portions of the director's annual cash and equity stipend based on his or her appointment to the board in July 2007.

(5) Consists of annual consulting fees of $300,000. Does not include amounts reimbursed by the Company for Mr. Melamed's expenses submitted in connection with his consulting arrangement described below.

(6) Consists of annual consulting fees of $200,000.

(7) Represents payment of annual retainer for Mr. Scholes' service on our Competitive Markets Advisory Council. The annual retainer is $20,000; however, in 2007 the Company also paid Mr. Scholes $9,583 for an outstanding portion of his retainer from the prior year.

2005 Director Stock Plan

Our 2005 Director Stock Plan, approved by the board of directors in January 2005 and by our shareholders in April 2005, provides for the issuance of up to 25,000 shares of Class A common stock (subject to adjustment in the event of a merger, reorganization or similar corporate event involving us) through awards of non-qualified stock options, restricted stock and shares of common stock. As of December 31, 2007, approximately 15,500 shares were available for future awards under the plan. The plan is administered by the compensation committee of our board, which has the responsibility for recommending to the board the annual equity stipend to our non-executive directors.

Charitable and Civic Contributions

Some of our directors have affiliations with organizations that have received donations from us or from the CME Foundation or CBOT Foundation. The CME and CBOT Foundations are charitable organizations. In 2007, no aggregate donations to any of one of these organizations exceeded $50,000. We also pay for memberships for certain of our directors at business and other civic organizations. Messrs. Duffy and Donohue serve on the board of directors of the CME Foundation and Messrs. Carey and Corvino serve on the board of the CBOT Foundation.

Contractual Relationships with Certain Directors

Charles P. Carey. Pursuant to the Company's bylaws adopted in connection with its merger with CBOT Holdings, Mr. Carey will serve as the Company's Vice Chairman through the 2010 annual meeting of shareholders. For his services as Vice Chairman, Mr. Carey receives an annual cash stipend of $750,000 and an annual equity grant valued at $75,000.

Leo Melamed. On January 31, 2005, the compensation committee recommended and the board approved a retirement agreement with Mr. Melamed. Under the terms of the agreement, upon his retirement from the board, Mr. Melamed will provide us with consulting services relating to the financial services industry and related matters within Mr. Melamed's areas of expertise. The agreement has an initial term of five years with automatic one-year renewals unless and until terminated by either party upon no less than 90 days notice prior to the end of the current term. For his services, Mr. Melamed will receive during the term of the agreement $300,000 per annum plus reimbursement for all reasonable and necessary out-of-pocket travel and other expenses incurred as a result of the agreement. We will also provide office and secretarial support during the term of the agreement. In addition, without our prior written consent, Mr. Melamed may not render services to any competitor or otherwise compete with us during the term of the agreement and for one year thereafter.

On November 14, 2005, we entered into a consulting agreement with Mr. Melamed for the period he serves as director of the Company with terms substantially the same as the previously described retirement agreement. For these services, Mr. Melamed will receive $300,000 per annum plus all reasonable and necessary out-of-pocket travel and other expenses incurred in connection with the consulting services and up to $150,000 annually for non-travel expenses, including office and secretarial expenses. Under the agreement, Mr. Melamed may not, without our prior written consent, render services to any competitor or otherwise compete with us throughout the term of the agreement and for one year thereafter.

John F. Sandner. On October 10, 2005, we entered into a consulting agreement with Mr. Sandner. Under the terms of the consulting agreement, Mr. Sandner will provide us with consulting services relating to the financial services industry and related matters within Mr. Sandner's areas of expertise during the period Mr. Sandner serves as a director of the Company. For his consulting services, Mr. Sandner will receive $200,000 per annum plus all reasonable and necessary out-of pocket travel and other expenses incurred in connection with the consulting services. Under the agreement, Mr. Sandner may not, without our prior written consent, render services to any competitor or otherwise compete with us throughout the term of the agreement and for one year thereafter.

The Company also has an employment agreement with Mr. Donohue and certain agreements with Mr. Duffy which are described above in the section entitled "Potential Payments upon Termination or Change-in-Control."

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee served or has served as an employee of the Company. Mr. Shepard, one of the members of the compensation committee, owns a minority interest in one of our clearing firms, which made payments to us of approximately $24 million in 2007 in connection with trading activity conducted on our exchanges.

Compensation Committee Report

The compensation committee reviewed and discussed the Compensation Discussion and Analysis with our management. After such discussions, the Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K.

The Compensation Committee—2007
Alex J. Pollock, *Chairman*
Mark E. Cermak
Martin J. Gepsman
Larry G. Gerdes
Daniel R. Glickman
Elizabeth Harrington
William R. Shepard

Security Ownership of CME Group Common Stock

The following tables show, as of March 10, 2008, the amount of common stock owned by each of our directors, director nominees and by each executive officer who is not also a director named in the Summary Compensation Table on page 33 of this proxy statement, and by all directors and executive officers as a group and the amount of common stock beneficially owned by individuals owning five percent or more of our Class A common stock. In general, "beneficial ownership" includes those shares over which a person has the power to vote, or the power to transfer, and stock options that are currently exercisable or will become exercisable within 60 days of March 10, 2008. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. None of our directors, director nominees or executive officers beneficially own more than one percent of any class of common stock. Shares have been rounded to the nearest full amount.

Directors, Director Nominees and Executive Officers

	Class of Common Stock				
Name of Beneficial Owner(1)	A	B-1	B-2	B-3	B-4
Terrence A. Duffy(2)(3)	6,047	1	—	—	1
Craig S. Donohue(2)	78,325	—	—	—	—
Timothy S. Bitsberger	—	—	—	—	—
Charles P. Carey(4)	11,411	—	—	—	—
Mark E. Cermak(5)	10,276	—	—	—	—
Dennis H. Chookaszian(6)	400	—	—	—	—
Jackie M. Clegg	340	—	—	—	—
Robert F. Corvino	10,253	—	—	—	—
James A. Donaldson	10,360	—	—	—	—
Martin J. Gepsman(7)	7,714	—	—	1	1
Larry G. Gerdes	647	—	—	—	—
Daniel R. Glickman(8)	889	—	—	—	—
Elizabeth Harrington	400	—	—	—	—
J. Dennis Hastert	—	—	—	—	—
Bruce F. Johnson(9)	19,789	1	—	—	1
Gary M. Katler	100	—	—	—	—
Patrick B. Lynch	1,475	—	1	—	—
Leo Melamed(10)	3,300	—	1	—	—
William P. Miller	500	—	—	—	—
Joseph Niciforo(11)	8,036	—	—	—	—
C.C. Odom, II	10,360	—	—	—	—
James E. Oliff(12)	4,348	—	1	—	1
John L. Pietrzak(13)	20,787	—	—	—	—
Alex J. Pollock	834	—	—	—	—
William G. Salatich(14)	10,872	1	—	—	1
John F. Sandner	30,300	3	2	4	1
Terry L. Savage(15)	900	—	—	—	—
Myron S. Scholes	400	—	—	—	—
William R. Shepard(16)	29,837	1	1	1	1
Howard J. Siegel	28,581	2	—	—	—
Christopher Stewart	284	—	—	—	—
David J. Wescott(17)	12,591	—	1	—	1
James E. Parisi(2)	6,720	—	—	—	—
Phupinder S. Gill(2)	24,901	—	—	—	—
John P. Davidson III(2)	2,400	—	—	—	—

(1) The address for all persons listed in the table is CME Group Inc., 20 South Wacker Drive, Chicago, IL 60606.
(2) Messrs. Duffy's, Donohue's, Parisi's, Gill's and Davidson's Class A shares include an aggregate of 695; 68,825; 4,819, 17,041 and 750 stock options, respectively, that are currently exercisable or would be exercisable within 60 days of March 10, 2008.
(3) Includes 99 Class A shares and one Class B-4 share to which Mr. Duffy shares joint ownership and has voting power.
(4) Includes an aggregate of 5,707 shares pledged to two third parties.
(5) Includes 19 Class A shares held in the name of Mr. Cermak's spouse.
(6) Includes 200 Class A shares held in the name of Mr. Chookaszian's spouse.
(7) Includes 99 Class A shares and one Class B-4 share to which Mr. Gepsman shares joint ownership and has voting power.
(8) Includes 420 Class A shares held in trust.
(9) Includes 19,789 Class A shares pledged to a third party.
(10) Includes 3,000 Class A shares pledged to a third party. Mr. Melamed's Class B-2 share is held indirectly through a trust.
(11) Includes 4,750 Class A shares pledged to a third party.
(12) Includes one Class B-4 share as to which Mr. Oliff shares joint ownership, but over which he does not have voting power. Excludes 2,990 Class A shares and one Class B-1 share and 5,990 Class A shares and one Class B-2 share held through two trusts in the names of each of his parents. Mr. Oliff has no voting or ownership power over these trusts and he disclaims beneficial ownership for the shares held in trust. Also excludes 300 Class A shares held by his minor children over which Mr. Oliff does not have voting power.
(13) Includes 10,251 Class A shares held in trust.
(14) Includes 99 Class A shares and one Class B-4 share as to which Mr. Salatich shares joint ownership, but over which he does not have voting power. All of Mr. Salatich's shares are held indirectly through two trusts.
(15) Represents 900 Class A shares held in trust.
(16) Includes 99 Class A shares and one Class B-4 share as to which Mr. Shepard shares joint ownership and has voting power and includes 9,263 shares pledged to a third party.
(17) Includes 99 Class A shares and one Class B-4 share as to which Mr. Wescott shares joint ownership and 11,755 Class A shares pledged to a third party.

Directors and Executive Officers as a Group (43 persons)

Class of Common Stock	*Total Shares*	*Percent of Class(1)*
Class A(2)	392,448	*%
Class B-1	9	1.4
Class B-2	7	*
Class B-3	7	*
Class B-4	8	1.9
Total Class A & B	392,479	*

* Less than 1%.
(1) Based on 54,507,390 Class A, 625 Class B-1, 813 Class B-2, 1,287 Class B-3 and 413 Class B-4 shares outstanding as of March 10, 2008.
(2) Total Class A shares includes an aggregate of 110,921 options to purchase shares of Class A common stock that are currently exercisable or become exercisable within 60 days.

Shareholders Owning Five Percent or More

Name	*Number of Class A Shares*	*Percent of Vote as a Single Class(1)*
AXA Financial, Inc.(2) 1290 Avenue of the Americas New York, NY 10104	3,229,518	5.9%

(1) Percentage is based on all shares outstanding in each class of Class A and Class B common stock. Other than with respect to the election of Class B directors and some matters relating to trading rights associated with Class B shares, holders of both classes of common stock will vote together as a single class on all matters to be presented to a vote of shareholders, unless otherwise required by law.

(2) Information as to AXA Financial, Inc. is based on its Schedule 13G filed with the SEC on February 14, 2008 indicating the aggregate ownership of 3,229,518 shares pursuant to a joint filing agreement among AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, and AXA.

Proposal 3 – Election of Class B Nominating Committees

Our bylaws provide that holders of our Class B-1, B-2 and B-3 shares have the right to elect the members of their respective Class B nominating committees. The Class B nominating committees are not committees of our board of directors and serve only to nominate the slate of directors for their respective classes. Each Class B nominating committee is comprised of five members who serve for a term of one year. The existing committee members are responsible for selecting 10 candidates to stand for election as members of a particular Class B nominating committee. The five nominees with the greatest number of votes will serve on the applicable committee. At the annual meeting, holders of Class B-1 shares and holders of Class B-2 shares will be asked to vote on the election of five members to their respective Class B nominating committees. Since there will not be any director elected by the holders of the Class B-3 shares at the 2009 annual meeting of shareholders, the nominating committee for the Class B-3 shares will not be selected until the 2009 annual meeting.

Nominees for Class B-1 Nominating Committee

Class B-1 shareholders may vote for up to five individuals.

Name and Age	Member Since	Background
Jeffrey R. Carter, 46	1988	Independent floor trader and holder of a Class B-1 share.
Michael J. Downs, 51	1981	Independent floor broker and trader and holder of a Class B-1 share.
Alan L. Freeman, 65	1963	Independent floor trader and holder of Class B-1, B-3 and B-4 shares.
John C. Garrity, 62	1974	Independent floor broker and trader and holder of Class B-1, B-3 and B-4 shares.
David G. Hill, 50	1995	Independent floor broker and trader and holder of a Class B-1 share.
Lonnie Klein, 63	1972	Independent floor trader and holder of Class B-1, B-2, B-3 and B-4 shares.
W. Winfred Moore II, 58	1977	Independent floor trader and holder of a Class B-1 share.
Brian J. Muno, 47	1984	Independent floor trader and holder of a Class B-1 share.
Michael P. Savoca, 57	1979	Independent floor trader and holder of a Class B-1 share.
Robert D. Wharton, 45	1988	Independent floor trader and holder of a Class B-1 share.

Our board is not providing any recommendations as to how you should vote with respect to the foregoing nominees.

Nominees for Class B-2 Nominating Committee

Class B-2 shareholders may vote for up to five individuals.

Name and Age	Member Since	Background
Norman B. Byster, 43	1986	Independent floor trader and holder of a Class B-2 share.
Denis P. Duffey, 71	1975	Independent floor trader and holder of Class B-2 and Class B-3 shares.
Richard J. Duran, 59	1979	Independent floor broker and trader and holder of a Class B-2 share.
George P. Hanley, 52	1985	Independent floor trader and holder of a Class B-2 share.
Donald J. Lanphere, Jr., 50	1981	Independent floor broker and holder of Class B-1, B-2 and B-4 shares.
Michael J. Moss, 61	1978	Independent floor trader and holder of Class B-1, B-2, B-3 and B-4 shares.
Ronald A. Pankau, 51	1981	Independent floor trader and holder of a Class B-2 share.
Geoffrey R. Pierce, 38	1994	Independent floor trader and holder of a Class B-2 share.
Thomas W. Senft, 49	1984	Independent floor trader and holder of Class B-1, B-2 and B-4 shares.
Barry D. Ward, 44	1990	Independent floor trader and holder of a Class B-2 share.

Our board is not providing any recommendations as to how you should vote with respect to the foregoing nominees.

Audit Committee Disclosures

Principal Accountant Fees and Services

Fees paid to Ernst & Young LLP for each of the last two fiscal years are listed in the following table.

Year Ended December 31,	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2007	$1,508,700	$414,787	$483,300	$0
2006	$ 873,800	$681,390	$160,975	$0

Audit fees include fees for professional services rendered for the audit of our annual consolidated financial statements and internal control over financial reporting, review of our financial statements included in our Quarterly Reports on Form 10-Q, our Joint Proxy Statement/Registration Statement for our merger with CBOT Holdings and for other services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Audit-related fees include fees for assurance and related services that are reasonably related to the performance of the audit and review of our financial statements, other than those services described under "Audit Fees." These fees were primarily for services in connection with the issuance of independent SAS 70 reports. Additional services related to employee benefit plan and other ancillary audits.

Tax fees consist of services performed by our independent registered public accounting firm's tax division, except those related to the audit, and include fees for tax compliance, tax planning and tax advice. In 2007, $156,200 of our tax fees was for tax compliance and preparation of tax returns.

There were no fees billed for other services rendered by our independent registered public accounting firm that would be included in "All Other Fees" for the years ended December 31, 2007 and 2006.

The audit committee has considered whether the provision of non-audit services is compatible with maintaining the registered public accounting firm's independence. All of the services described above were pre-approved by the audit committee in accordance with our Audit and Non-Audit Services Policy.

Reporting Concerns to the Audit Committee

We maintain a toll-free telephone number (877-338-4545) and secure Web site *(www.ethicspoint.com)* monitored by an independent, third party for receiving complaints regarding accounting, internal control over financial reporting or auditing matters as well as other issues. Concerns relating to our accounting, internal control over financial reporting or auditing matters are automatically referred to the Chairman of the audit committee and will be handled in accordance with the procedures adopted by the audit committee. A copy of these procedures is available on our Web site.

Audit Committee Policy for Approval of Audit and Permitted Non-Audit Services

The audit committee is responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm. The audit committee has adopted policies and procedures for pre-approving all services (audit and non-audit) performed by our independent registered public accounting firm. In accordance with such policies and procedures, the audit committee is required to pre-approve all audit and non-audit services to be performed by the independent registered public accounting firm in order to assure that the provision of such services is in accordance with the rules and regulations of the SEC and does not impair the registered public accounting firm's independence. Under the policy, pre-approval is generally provided for up to one year, any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the audit committee may pre-approve additional services on a case-by-case basis. The audit committee has delegated specific pre-approval to the Chairperson of the audit committee provided the estimated fee of the proposed service does not exceed $100,000. The Chairperson must report any decisions to the audit committee at its next scheduled meeting. Periodically, but not less than quarterly, our Chief Financial Officer will provide the audit committee with a report of audit and non-audit services provided and expected to be provided by the independent registered public accounting firm. A copy of our Audit and Non-Audit Services policy is available on our Web site.

Report of the Audit Committee

The audit committee oversees our financial reporting process on behalf of the board of directors. The audit committee consists of four independent directors as defined in the listing standards of the NYSE and the NASDAQ. Its duties and responsibilities are set forth in the audit committee charter approved by our board of directors which is available on our Web site. The board of directors has determined that Dennis Chookaszian, Larry G. Gerdes and William P. Miller II meet the SEC's definition of audit committee financial expert.

Following our merger with CBOT Holdings, the Board reconstituted the membership of the audit committee to include representation from CBOT Holdings. As a result, Mr. Gerdes replaced Mr. Lynch in July 2007.

As set forth in more detail in the audit committee charter, the primary responsibilities of the audit committee fall into three broad categories:

- to serve as an independent and objective party to monitor our financial reporting process and internal control system;
- to review and appraise the audit efforts of the independent registered public accounting firm and internal audit department; and
- to provide an open avenue of communication among the independent registered public accounting firm, financial and senior management, the internal audit department and the board of directors.

The audit committee, during the course of each fiscal year, devotes the attention that it deems necessary and appropriate to each of the matters assigned to it under the audit committee charter. To carry out its responsibilities, the audit committee met 12 times during fiscal year 2007 and three times during 2008 in regards to fiscal year 2007.

In the course of fulfilling its responsibilities, the audit committee has:

- reviewed and discussed with management and the independent registered public accounting firm all financial statements prior to their issuance and any significant accounting issues and been advised by management that all financial statements were prepared in accordance with U.S. generally accepted accounting principles;
- discussed with the Company's senior management and independent registered public accounting firm the process used for certifications by the Company's chief executive officer and chief financial officer, which are required for certain of the Company's filings with the SEC;
- reviewed and discussed with management the audit committee charter;

- discussed with representatives of the independent registered public accounting firm, Ernst & Young LLP, the matters required to be discussed pursuant to Statement on Auditing Standards No. 61, (Codification of Statements on Auditing Standards, AU §380);
- received the written disclosures and the letter from our independent registered public accounting firm required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees;"
- discussed with the independent registered public accounting firm its independence from the Company and management;
- reviewed payments to and pre-approved services of our independent registered public accounting firm in accordance with the Audit and Non-Audit Services Policy; and
- considered whether the provision by the independent registered public accounting firm of non-audit services is compatible with maintaining their independence.

Based on the foregoing, the audit committee recommended to the board of directors, and the board has approved, that the audited consolidated financial statements be included in CME Group's annual report on Form 10-K for the year ended December 31, 2007, for filing with the Securities and Exchange Commission. The audit committee also selected Ernst & Young LLP as the independent registered public accounting firm for fiscal year 2008. The board is recommending that shareholders ratify that selection at the annual meeting.

Management is responsible for the preparation, presentation and integrity of the financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)); evaluating the effectiveness of the disclosure controls and procedures and the internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Ernst & Young LLP, our independent registered public accounting firm, is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles, as well as expressing an opinion on the effectiveness of internal control over financial reporting.

The Audit Committee

Dennis H. Chookaszian, *Chairman*
Larry G. Gerdes
William P. Miller II
Terry L. Savage

☑ Proposal 4 – Ratification of our Audit Committee's Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for 2008

The audit committee has appointed Ernst & Young LLP to serve as our independent registered public accounting firm for the year ending December 31, 2008. Ernst & Young LLP served as our independent registered public accounting firm for the year ended December 31, 2007. Representatives of Ernst & Young LLP will be present at the annual meeting, will be available to respond to appropriate questions and may make a statement if they so desire. In connection with the audit of our 2007 financial statements, we entered into an engagement letter with Ernst & Young LLP which set forth the terms by which Ernst & Young LLP would perform audit services for us. The agreement provides that Ernst & Young LLP will not be liable to the Company for punitive damages, except for certain circumstances in connection with a shareholder derivative suit. We expect to enter into a similar engagement letter with Ernst & Young for 2008.

Although we are not required to seek shareholder approval of this appointment, we believe it to be sound corporate governance to do so. If the appointment of Ernst & Young LLP is not ratified by our shareholders, our audit committee will investigate the reasons for the shareholder rejection and will consider appointing a different independent registered public accounting firm.

Our board recommends that you vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2008.

Other Business

Certain Business Relationships with Related Persons

We may have transactions in the ordinary course of our business with unaffiliated companies of which certain of our board members, executive officers or members of their immediate family members are affiliated. We do not consider the amounts involved in such transactions to be material to our business or material in relation to the businesses of such other companies or the interests of the individuals involved. Additionally, several of our board members are members of one of our exchanges and may also serve as officers of one of our clearing firms. All payments made directly or indirectly to us in connection with trading activity on our exchange are on terms no more favorable than terms given to unaffiliated third parties.

The audit committee has adopted a written policy for the review of transactions with related persons. In accordance with the policy, the audit committee reviews all material facts of interested transactions that require the committee's approval. If advance approval is not possible, then the transaction will be considered by the committee at its next meeting and the committee will determine whether it is appropriate to ratify such transaction. In determining whether to approve or ratify a transaction, the committee takes into account, among other factors it determines appropriate, whether the interested transaction is on terms no less favorable than terms generally available to any similarly situated, unrelated third parties under the same or similar circumstances and the extent of the person's interest in the transaction. The audit committee determined that certain types of interested transactions should be considered pre-approved under the policy, including:

- compensation provided to our executive officers and directors provided such compensation was approved by the compensation committee;
- transactions that result from trading activities on our exchanges; provided such transactions are made in the ordinary course of our business on terms consistent with those prevailing at the time for corresponding transactions by similarly situated, unrelated third parties; and
- charitable donations by us or the CME or CBOT Foundation less than $100,000 or two percent (2%) of that entity's total annual charitable receipts and other revenues, whichever is greater.

The following transactions were approved or ratified by the audit committee in accordance with the terms of the policy.

Transactions Relating to Trading Activity

Mr. Lynch's father is married to the chief financial officer of one of our clearing firms, which made payments to us of approximately $44 million in 2007. Mr. Shepard, one of our directors, owns a minority interest in one of our clearing firms, which made payments to us of approximately $24 million in 2007. Mr. Carey, our Vice Chairman, is a partner with the firm Henning & Carey. Henning & Carey made payments indirectly to us in excess of $120,000 through its clearing firm in connection with trading activity on our exchanges in 2007. Mr. Siegel, a member of our board of directors, made payments indirectly to us in excess of $120,000 through his clearing firm in connection with his trading activity on our exchanges in 2007. Mr. Stewart is the chief executive officer of one of our clearing firms, which made payments to us of approximately $10 million.

Leasing Relationships

As a result of the merger, we now own real estate located at 141 West Jackson in Chicago. Messrs. Carey, Shepard, Stewart and Wescott lease office space at this location either directly or indirectly through firms in which they have an affiliation. These leases are on terms that are consistent with market terms provided to other unaffiliated third parties.

Other

We have engaged Deloitte & Touche to provide tax services and other services in connection with a review of our technology processes. For these services, we paid Deloitte approximately $1.3 million in 2007. Mr. Niciforo's brother is a partner with Deloitte.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on our review of the copies of the forms we have received during 2007, all of our officers and directors complied with their Section 16(a) filing requirements, except that in July 2007 we failed to timely report the exchange of Mr. Shepard's shares of CBOT Holdings' stock for CME Group stock in connection with the merger.

By Order of the board of directors,

Kathleen M Cronin

Kathleen M. Cronin
Managing Director, General Counsel and
Corporate Secretary

Dated: March 17, 2008

Appendix A

Categorical Independence Standards

A director who satisfies the independence standards of the New York Stock Exchange and NASDAQ Global Select Market and meets all of the following categorical standards shall be presumed to be "independent":

- The director does not (directly or indirectly as a partner, shareholder or officer of another company) provide consulting, legal or financial advisory services to the Company or the Company's present or former auditors.
- Neither the director nor any member of his or her immediate family is a significant shareholder in the Company's Class A Common Stock or Class B Common Stock. For purposes of this categorical standard, a shareholder shall be considered significant if the ownership of shares of Class A Common Stock is greater than five percent (5%) of the outstanding Class A Common Stock or if the ownership of shares of any series of Class B Common Stock is greater than five percent (5%) of the outstanding Class B Common Stock in such series.
- Neither the director nor any member of his or her immediate family serves as an executive officer or director of a civic or charitable organization that receives significant financial contributions from CME Group or the CME or CBOT Foundations. For purposes of this categorical standard, the board of directors shall determine whether a financial contribution is considered significant on a case-by-case basis; provided, however, that any contribution less than $100,000 or two percent (2%) of that entity's total annual charitable receipts and other revenues, whichever is greater, shall be presumed to be insignificant.

In addition, the board of directors has determined that a director who acts as a floor broker, floor trader, employee or officer of a futures commission merchant, a clearing member firm or other similarly situated person that intermediates transactions in or otherwise uses CME products and services shall be presumed to be "independent," if he or she otherwise satisfies all of the above categorical standards and the independence standards of the New York Stock Exchange and NASDAQ Global Select Market and such transactions are made in the ordinary course of business of the Company on terms consistent with those prevailing at the time for corresponding transactions by similarly situated, unrelated third parties.

Elevating Our Community Outreach

In addition to expanding our services for financial markets globally, we take great pride in CME Group's long-standing commitment to being a good corporate citizen. We are dedicated to improving the quality of life in the communities in which our members and employees live and do business.

Throughout 2007, our members and employees provided more than 1,000 hours of volunteer service to local non-profit organizations through Access, our community outreach program. These volunteers provided much needed services and resources to those in need of a helping hand. Our partner agencies included Carole Robertson Center for Learning, Special Spectators, House of the Good Shepherd, Illinois Fatherhood Initiative, Inspiration Café, Lawrence House and Salvation Army Emergency Lodge. Fundraising drives were organized to benefit causes such as the Greater Chicago Food Depository, Operation Support Our Troops Illinois and Toys for Tots.

CME Group also entered its third year of partnership with the Washington Irving Elementary School as part of the Chicago Public Schools Business Exchange Program. Our partnership with Washington Irving provides a unique opportunity to improve the quality of education for the students and to do our part toward ensuring the success of tomorrow's leaders. In 2007, more than 150 CME Group volunteers participated in a number of service projects designed to enrich the educational experiences of these students.

The CME Foundation was established in 2001 to provide charitable giving that includes disaster relief as well as meeting the needs of the Chicagoland community, where our company is headquartered. The CME Foundation seeks to provide particular support to three areas of concern: children in need, education, and health and human services. Notable 2007 grant recipients included Chicago Communities in Schools, Families and Options for Kids, Reading In Motion and the United Way of Metropolitan Chicago. Through a company-wide matching gift program, the CME Foundation also funds many worthwhile charitable organizations that are important to the community.

The CBOT Foundation continues to provide a number of non-profit agencies in the Chicagoland area with the funds needed to effect positive change in the lives of those in need. The CBOT Foundation selects qualified organizations to receive funding annually, focusing primarily on education, health and human services, and youth programs.

HEADQUARTERS
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.1000 tel
312.466.4410 fax
www.cmegroup.com
info@cmegroup.com

WASHINGTON, D.C.
CME Group Inc.
701 Pennsylvania Avenue, N.W.
Plaza Suite #01
Washington, D.C. 20004
202.638.3838 tel
202.638.5799 fax

HONG KONG
CME Group Inc.
Level 39, One Exchange Square
8 Connaught Place
Central Hong Kong
852.3101.7696 tel
852.3101.7698 fax
asiateam@cmegroup.com

LONDON
CME Group Inc.
Watling House
33 Cannon Street
London, EC4M 5SB
United Kingdom
44.20.7796.7100 tel
44.20.7796.7110 fax
europe@cmegroup.com

SYDNEY
CME Group Inc.
Level 17, BNP Paribas Centre
60 Castlereagh Street
Sydney NSW 2000
Australia
61.2.9231.7475 tel
61.2.9231.7476 fax
asiateam@cmegroup.com

OKYO
CME Group Inc.
evel 16 Shiroyama
T Trust Tower
-3-1, Toranomon, Minato-ku
okyo 105-6016
apan
1.3.5403.4828 tel
1.3.5403.4646 fax
siateam@cmegroup.com

CME Group
A CME/Chicago Board of Trade Company


END